



prepared

providence service corporation
annual report 2010



providence service corporation

is dedicated to providing and managing government sponsored transportation management and social services within a highly fragmented industry. Benefiting from the growing trend for government privatization, Providence provides human services and non-emergency transportation (NET) services management directly to children, adolescents, young adults and families who are eligible for government assistance pursuant to federal mandate or legal status. Providence is different from many of its competitors in that it provides its social services in the client's own home or in community based settings versus institutional care and provides its NET management services through local transportation providers rather than owning its own fleet of vehicles. This reduces the government's costs for such services while providing high quality care to Providence's clients.

we are ready

Founded to be Flexible

Back in 1996 when we were founded, our driving principal was to create a flexible, community based delivery system for the treatment of America's disenfranchised populations, evolving away from the common institutional model. We believed we could achieve better results without owning beds, jails, hospitals or vehicles and by seeing patients in their own homes, in schools and in other community based settings. We have proven this to be true through our various outcome studies that have been undertaken with the National Institute of Mental Health, Vanderbilt University and others. The other key advantage to our delivery model is that we achieve these results while being significantly more cost effective. Providence is seen as a resource for government payers challenged with providing services to an ever increasing population, particularly given states' recent budget challenges. Without the large capital outlays required in an institutional model, we remain flexible and go where we are needed most and can change direction should market conditions require.

Well Positioned within Medicaid

One potential opportunity that lies ahead that relates to our flexible delivery strategy is the recently passed Health Care Reform Act. The Act could add as many as 16 million new Medicaid recipients in 2013, if eligibility is expanded by 133% of the federal poverty level as currently anticipated. The Act also enhances funding and commitment to community based services and provides incentives for states to adopt these programs early. No longer will these services need to operate under the Medicaid Waiver System.

Future Opportunities to Serve New Payer Client Segments

Beyond Medicaid, we see opportunities to grow by applying our business model to other markets. In the senior care market, we believe there is a need for skilled and unskilled home health and mobility services. Recent turmoil in this market could allow for new players like Providence to enter either through a start up operation or though an acquisition. This market is estimated to reach $100 billion by 2017 according to the Centers for Medicare and Medicaid Services.

We also see opportunities to assist the U.S. Military. With deployments being stretched out and the rising stress on military families, behavioral health services are needed more than ever. There has also been a budget shift toward more cost effective human/behavioral health service for active military and veterans. In 2011, the budget is expected to rise to over $50 billion. Given the significant no-show rate by the military and their families at mental health appointments and the stigma of seeking mental health treatment, an in home option could be very beneficial and we believe Providence is well positioned to provide a solution.

financial highlights



$1,000
800
600
400
200
0
5-year CAGR: 43%
05 06 07 08 09 10
NET services
social services
total revenue
in millions
$60
50
40
30
20
10
0
5-year CAGR: 28%
*
05 06 07 08 09 10
operating income
in millions
$70
60
50
40
30
20
10
0
5-year CAGR: 39%
05 06 07 08 09 10
cash flow from operations
in millions
$250
200
150
100
50
0
05 06 07 08 09 10
total long-term debt
in millions

*Operating loss of $149.3 million includes $169.9 million asset impairment charge



dear stockholders:

The year 2010 may be one of the most exceptional years in our history, not only as it relates to the record financial results produced but in the timeliness of our services, which we believe are aligned to support states as they deal with the growth in Medicaid and the anticipated impact from Health Care Reform.

Record Results Achieved

For 2010, revenue increased nearly 10% to $880 million, led by our NET services segment which grew by almost 17% to $538 million on strong year over year membership increases related to new contracts and Medicaid enrollment. Net income increased nearly 12% to a record $24 million, or $1.78 per diluted share, on top of what was a record year in 2009. Our strong results enabled us to generate $44 million of operating cash flow during the year, of which we used $22 million to pay down our debt.

As part of our commitment to continue to reduce the debt we incurred as part of our December 2007 acquisition of LogistiCare, we successfully refinanced our existing credit facility with a new senior secured credit facility in an aggregate principal amount of $140 million in March 2011. We anticipate the interest rate on our new senior debt facility will initially decrease by 300 basis points, providing significant savings as well as improved financial flexibility. Since December 31, 2007 and subsequent to the funding of the acquisition of LogistiCare, we have reduced our debt by a total of $63 million, significantly improving our debt leverage ratios.

Prepared for the Future of Medicaid

Our record results in 2010 were in large part driven by the growing need to assist Americans that are living in poverty. In some states, Medicaid enrollment grew by as much as 30% over the course of the year. At a time when states are struggling to balance their budgets in the face of such increased enrollment coupled with declining income, we believe we are well prepared for the future by offering two of the most needed and cost effective services to the Medicaid population.

When we began nearly 15 years ago, we elected to focus our efforts on the preventative end of the Medicaid system and to run a company with profits that were tolerable to our payers and that could stand the test of time. Those strategic decisions are paying off for us today as pressure is being applied to the out of home providers' rates, utilization and length of stay. Our message to state government is quite simple: for every one person you place in an expensive psychiatric facility we

"by offering two of the most needed and cost effective services to the Medicaid population, we believe we are well prepared for the future."

can see six in their own homes. This type of cost savings has been reinforced by U.S. Secretary of Health and Human Services Kathleen Sebelius, who recently wrote to each governor pointing out that 60% of every Medicaid dollar still is spent on out of home care. She reiterated that if states really wanted to save money they needed to improve Medicaid access to home and community based services. In fact, home and community based services like ours will be mandated for all states under the Health Care Affordability Act, currently anticipated to become effective in 2013. In addition, today only 19 states have directly outsourced their NET services to a national broker. We continue to talk with several states regarding their NET budget concerns and are pushing them to consider the broker model as a potential solution to managing these costs.

Looking Ahead

We believe that Providence will continue to be seen as part of the solution. Through consistent renewal of contracts, we have further strengthened our long term payer relationship during these trying times. As a Medicaid provider we like the position we are in and we especially like the focus toward home and community based services mandated in the new legislation. Our renewed financial flexibility along with a ripening acquisition environment should also facilitate a return to our strategy of making acquisitions in 2011 to further diversify the Company into federally supported areas. We believe both senior home health as well as behavioral health services for the military and veterans could provide a good fit for Providence.

Finally, we'd like to thank our employees, payers and stockholders for their support. We will continue to execute strategies that maximize the opportunities we have been given, taking the long view so that we will thrive well into the future.

Sincerely,



Fletcher McCusker

Chairman and Chief Executive Officer



our services

Assertive Community Treatment
is a team and community based approach to providing treatment and support for adults with serious and persistent behavioral health issues.

Autism Spectrum Disorder Services
are provided through a strengths focused, Applied Behavior Analysis approach, the evidence based practice proven most effective with this population.

Case Management
integrates all client care and ensures that all involved providers coordinate services and work together towards common goals.

Community Based Surveillance
allows court-involved youths to remain safely in their homes and communities while receiving planned rehabilitative and educational services.

Correctional Services
provide a wide range of support services for probationers, including restorative justice, counseling, and community service work programs.

Drug Court Treatment
is an approach to substance abuse that is a marriage of therapy and judicial involvement.

Home Based Services
allow the clinician to view the family in a natural environment and to direct treatment from the standpoint of the family.

In-home Tutoring
provides private, focused tutoring and mentoring.

Intensive Wraparound Programs
collaborate with behavioral health, education, juvenile justice, and community resources to promote stable environments and decrease conflicts between youth, families, and society.

Network Management
coordinates and manages the delivery of government sponsored social services by multiple providers.

Non-emergency Transportation Services Management
helps to ensure that individuals have access to reliable, safe transportation to health care services.

Parent Education
is designed to empower parents and provide them with the resources needed to safely and effectively raise their children.

Prevention Services
promote youth opportunity development by fostering and facilitating partnerships among youth, parents, school faculty and staff, and other community members.

School Based Services
address children's behavioral problems in the school setting which can help improve the chance for successful attainment of treatment goals.

Substance Abuse Treatment
assists individuals in identifying and understanding their alcohol and other drug problems, and motivating change.

Therapeutic Foster Care
is designed to teach troubled children how to be successful in a family and community in order to facilitate the child's return to a more permanent placement.

Therapeutic Mentoring
utilizes positive adult role models to increase youths' positive social behavior, decrease their involvement with the legal system and help youth become more interested, connected and responsible members of their communities.

Virtual Residential Programs
provide families, schools and communities with a community based alternative to unnecessary out-of-home placements and facilitate the successful reunification of youth with their families following residential, psychiatric or foster home placements.

Workforce Development
services include vocational evaluation, job placement, skills training, and supported employment.

For more information on our Services and Outcomes we invite you to visit our website: **www.provcorp.com**



providence
service corporation

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-34221

The Providence Service Corporation
(Exact name of registrant as specified in its charter)

Delaware	**86-0845127**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
64 East Broadway Blvd., Tucson, Arizona	**85701**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code
(520) 747-6600

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Global Select Market**
Preferred Stock Purchase Rights	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer
☒ Accelerated filer
☐ Non-accelerated filer (Do not check if a smaller reporting company)
☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates based on the closing price for such common equity as reported on The NASDAQ Global Select Market on the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2010) was $177 million.

As of March 8, 2011, there were outstanding 12,961,045 shares (excluding treasury shares of 619,768) of the registrant's Common Stock, $.001 par value per share, which is the only outstanding capital stock of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year-ended December 31, 2010, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. *Business.*

Development of our business

We provide and manage government sponsored social services and non-emergency transportation services. With respect to our social services, our counselors, social workers and behavioral health professionals work with clients who are eligible for government assistance due to income level, emotional/educational disabilities or court order. The state and local government agencies that fund the social services we provide are required by law to provide counseling, case management, foster care and other support services to eligible individuals and families. We do not own or operate any hospitals, residential treatment centers or group homes. Instead, we provide social services primarily in the client's home or community, reducing the cost to the government of such services while affording the client a better quality of life. With respect to our non-emergency transportation services, we manage and arrange for client transportation to health care related facilities and services for state or regional Medicaid agencies, health maintenance organizations, or HMOs, and commercial insurers.

Our social services revenue is derived from our provider contracts with state and local government agencies and government intermediaries, HMOs, commercial insurers, and our management contracts with not-for-profit social services organizations. The government entities that pay for our social services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of our social services provider contracts, we are paid an hourly fee. Under some of our social services provider contracts, however, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. Where we contract to manage the operations of not-for-profit social services organizations, we receive management fees based on a percentage of revenues of the managed entity or a predetermined fee.

Where we provide management services for non-emergency transportation, we contract with either state or regional Medicaid agencies, local governments, or private managed care companies. Most of our contracts for non-emergency transportation management services are capitated (i.e. our compensation is based on a per member per month payment for each eligible member). For a majority of our contracts we do not direct bill our payers for non-emergency transportation services as our revenue is based on covered lives. Our special needs school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis.

When we formed our business as a Delaware corporation in 1996, most government social services were delivered directly by governments in institutional settings such as psychiatric hospitals, residential treatment centers or group homes. We recognized that social services could be delivered more economically and effectively in a home or community based setting. Additionally, we anticipated that payers would increasingly seek to privatize the provision of these social services in order to reduce costs and provide quality social services to an increasing number of recipients. Based on this outlook, we developed a system for delivering these services that is less costly and, we believe, more effective than the traditional social services delivery system.

During our first year of operations, we acquired Parents and Children Together, Inc. (now known as Providence of Arizona, Inc.) and Family Preservation Services, Inc., which provided the foundation upon which our business was built. From 2002 to 2008 we completed the following significant acquisitions which we believe broadened our home based and foster care platform, expanded our reach into many new states, enhanced our workforce development services and presented opportunities for us to offer home and community based and foster care services in Canada, and expanded our continuum of services to include the management of non-emergency transportation services:

2002	2003
• Camelot Care Corporation	• Cypress Management Services, Inc.

2004

- Dockside Services, Inc.
- Rio Grande Management Company, LLC
- Pottsville Behavioral Counseling Group, Inc. (now known as Providence Community Services, Inc.)
- Management agreements with Care Development of Maine & FCP, Inc.
- Community services division of Aspen Education Group, Inc. including Choices Group, Inc., Aspen MSO (now known as Providence Community Services, LLC) and College Community Services.

2005

- Children's Behavioral Health, Inc.
- Maple Star Nevada & Maple Services, LLC
- AlphaCare Resources, Inc. & Transitional Family Services, Inc.
- Drawbridges Counseling Services, LLC & Oasis Comprehensive Foster Care LLC

2006

- A to Z In-Home Tutoring, LLC
- Family Based Strategies, Inc.
- W. D. Management, L.L.C.
- Innovative Employment Solutions Division of Ross Education, LLC
- Correctional Services Business of Maximus, Inc.

2007

- Behavioral Health Rehabilitation Services business of Raystown Development Services, Inc.
- WCG International Consultants Ltd.
- Behavioral Health Rehabilitation Services business of Family & Children's Services, Inc.
- Charter LCI Corporation, including its subsidiaries.

2008

- Camelot Community Care, Inc. (substantially all of the assets in Illinois and Indiana)
- AmericanWork, Inc.

Since our inception, we have grown from 1,333 clients served in a single state to approximately 78,000 clients served either directly or through our managed entities. Additionally, 8.2 million individuals were eligible to receive services under our non-emergency transportation services contracts as of December 31, 2010. We, and our managed entities, operate from an aggregate of 435 locations in 43 states, the District of Columbia and British Columbia as of December 31, 2010.

Historically, we have relied exclusively on decentralized field offices to drive growth initiatives and independently manage sales and marketing activities. This approach has served us well by supporting steady and consistent organic growth. As our industry continues to rapidly change we see an opportunity to coordinate our efforts to pursue potential acquisitive as well as potential organic growth in our businesses.

In 2010, we appointed a chief strategy officer, or CSO, who is responsible for these coordinated growth efforts. The CSO identifies new markets and new opportunities, develops and executes business and marketing plans and assists the field offices in initiating strategies designed to align local operations with developing payer funding initiatives.

Financial information about our segments

Since December 2007, we began operating in two segments: Social Services and Non-Emergency Transportation Services, or NET Services. Financial information about segments and geographic areas, including revenues, net income and long-lived assets of each segment and from domestic and foreign operations for the Company as a whole is included in Note 15 of our consolidated financial statements presented elsewhere in this report and is incorporated herein by reference.

See Item 1A Risk Factors under the heading "Our international operations expose us to various risks, any number of which could harm our business" for a discussion of risks related to our foreign operations.

Description of our business

Social Services

Services offered. We provide home and community based services, foster care and provider management services, directly and through entities we manage. The following describes such services:

Home and community based counseling

- ***Home based and intensive home based counseling.*** Our home based counselors are trained professionals or para-professionals providing counseling services in the client's own home. These services average five hours per client per week and can include individual, group or family sessions. Topics are prescriptive to each client and can include family dynamics, peer relationships, anger management, substance abuse prevention, conflict resolution, parent effectiveness training and private probation supervision of misdemeanants.

  We also provide intensive home based counseling, which consists of up to 20 or more hours per client per week. Our intensive home based counselors are masters or Ph.D. level professional therapists or counselors. Intensive home based counseling is designed for clients struggling to cope with everyday situations. Our counselors are qualified to assist with marital and family issues, depression, drug or alcohol abuse, domestic violence, hyperactivity, criminal or anti-social behavior, sexual misbehavior, school expulsion or chronic truancy and other disruptive behaviors. In the absence of this type of counseling, many of these clients would be considered for 24-hour institutional care or incarceration.

- ***Substance abuse treatment services.*** Our substance abuse treatment counselors provide services in the office, home and counseling centers designed especially for clients with drug or alcohol abuse problems. Our counselors use peer contracts, treatment group process and a commitment to sobriety as treatment methods. Our professional counseling, peer counseling and group and family sessions are designed to introduce clients dependent upon drugs or alcohol to a sober lifestyle.

- ***School support services.*** Our professional counselors are assigned to and stationed in public schools to assist in dealing with problematic and at-risk students. Our counselors provide support services such as teacher training, individual and group counseling, logical consequence training, anger management training, gang awareness and drug and alcohol abuse prevention techniques. In addition, we provide in-home educational tutoring in numerous markets where we contract with individual school districts to assist students who need assistance in learning.

- ***Correctional services.*** We provide private probation supervision services, including monitoring and supervision of those sentenced to probation, rehabilitative services, and collection and disbursement of court-ordered fines, fees and restitution.

- ***Workforce development.*** We assist individuals to achieve their greatest potential to obtain and retain meaningful employment through services that include vocational evaluation, job placement, skills training, and employment support. We sometimes refer to this as our workforce development services.

For 2008, 2009 and 2010, our home and community based services accounted for 37.3%, 36.1% and 33.3%, respectively, of our consolidated revenue.

Foster care

- ***Foster care.*** We recruit and train foster parents and license family foster homes to provide 24-hour care to children who have been removed from their homes due to physical or emotional abuse, abandonment, or the lack of appropriate living situations. We place children individually in a licensed home. Each child is provided 24-hour care and supervision by trained foster parents. Our professional staff and counselors match and supervise the child and foster family. We also provide tutoring and other services to the child and foster family.
- ***Therapeutic foster care.*** We provide therapeutic foster care services. This is a 24-hour care service designed for children exhibiting serious emotional problems who may otherwise require institutional treatment. We recruit, license and train professional foster parents to care for foster children for up to a year of therapeutic intervention. Social, psychological and psychiatric services are provided on a prescriptive basis to each child and therapeutic foster care family by a team of licensed, professional staff.

Not-for-profit managed services

- ***Administrative support, information technology and accounting and payroll services.*** In most cases we provide and manage the back office and administrative functions such as accounting, cash management, billing and collections, human resources and quality management. We assist in the development of policies and procedures and supervise the day to day operations. In some of our contracts we also provide the information technology support for hardware, networking and software. We also provide payroll management services for our managed entities along with managing the recruiting and retention of staff. In all cases, we report directly to the not-for-profit organization's board of directors which may elect to engage us to provide some or all of these services.
- ***Intake, assessment and referral services.*** We contract on behalf of our managed entities with governments to receive and handle telephone inquiries regarding need and eligibility for government sponsored social services, to arrange for face-to-face interviews and to conduct benefit eligibility reviews. If indicated from the telephone inquiry and/or interviews with the client, we perform an evaluation of need, which may include a psychiatric assessment, psycho-social assessment, a social history and other diagnostic tools. Once eligibility is determined, the client is referred to an appropriate social services provider.
- ***Monitoring services.*** Monitoring services include face-to-face and telephone interactions in which we provide guidance and assistance to clients. This typically includes a strength assessment, a referral to appropriate resources, a home visit and a limited amount of consultation. This service is designed for clients that are not seriously impaired but need assistance in accessing government benefits and services and learning the applicable benefit system.
- ***Case management.*** In providing case management services, we supervise all aspects of an eligible client's case and assure that the client receives the appropriate care, treatment and resources. As a case manager we are a client's advocate, arranging for services and following up to ensure that the client receives the necessary and appropriate care and services, and further, that the client complies with the prescribed intervention plan. We maintain the client's records required by the government unit sponsoring the care. In providing case management, our client contact may be in the office, at home, on the telephone or any combination thereof.

Revenue and payers. Substantially all of our revenue related to our Social Services operating segment is derived from contracts with state or local government agencies, government intermediaries or the not-for-profit social services organizations we manage.

A majority of our contracts are negotiated fee-for-service arrangements with payers. Home and community based services are generally payable by the hour depending on the type and intensity of the service. Foster care services are generally payable pursuant to a fixed monthly fee. Approximately 70.4%, 70.6% and 68.1% of our

Social Services operating segment revenue for the fiscal years ended December 31, 2008, 2009 and 2010 was related to fee-for-service arrangements. A significant number of our fee-for-service contracts allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations). Additionally, these contracts permit the payer to terminate the contract at any time prior to its stated expiration date without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated.

We generate a significant portion of our revenue from a few payers. Under our contract with the State of Virginia's Department of Medical Assistance Services, we derived approximately 10.1%, 12.6% and 11.7% of our social services revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

Revenues from our cost based service contracts are generally recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those incurred costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred, excess cost per service over the allowable contract rate and/or insufficient encounters. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. Annually, we submit projected costs for the coming year which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, we submit cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to us for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may range from one month to several years from the date we submit the cost report. In cases where funds paid to us exceed the allowable costs to provide services under contract, we may be required to pay back the excess funds.

Our cost reports are routinely audited by our contracted payers on an annual basis. We periodically review our provisional billing rates and allocation of costs and provide for estimated adjustments from the contracting payers. We believe that adequate provisions have been made in our consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts are recorded in our consolidated statement of operations in the year of settlement. Cost based service contracts represented approximately 16.4%, 18.5% and 21.3% of our Social Services operating segment revenue for the years ended December 31, 2008, 2009 and 2010.

We provide services under one annual block purchase contract in Arizona with The Community Partnership of Southern Arizona. We are required to provide or arrange for the behavioral health services to eligible populations of beneficiaries as defined in the contract. We must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. We are obliged to provide services only to those clients with a demonstrated medical necessity. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a limit to the level of services that must be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, we are at-risk if the costs of providing necessary services exceed the associated reimbursement. The terms of the contract typically are reviewed prospectively and amended as necessary to ensure adequate funding of our service offerings under the contract; however, no assurances can be made that such funding will adequately cover the costs of services previously provided. The annual block purchase contract represented 6.7% of our Social Services operating segment revenue for each of the years ended December 31, 2008, 2009 and 2010.

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social services organizations, we sometimes enter into management contracts with not-for-profit organizations for the purpose of developing strategic relationships or providing administrative, program and management services. These organizations contract directly or indirectly with state government agencies to supply a variety of community based mental health and foster care services to children and adults. Typically these organizations are separately incorporated and organized with their own board of directors. Our management fees under these contracts are either based upon a percentage of the managed entities' revenues or a predetermined fee. Management fees earned pursuant to our management contracts with these organizations represented approximately 6.5%, 4.2% and 4.0% of our Social Services operating segment revenue for the years ended December 31, 2008, 2009 and 2010.

Seasonality. Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our Social Services operating segment, principally due to lower client demand for our home and community based services during the holiday and summer seasons. As we have grown our home and community based services business, our exposure to seasonal variations has grown and will continue to grow, particularly with respect to our school based services, educational services and tutoring services. We experience lower home and community based services revenue when school is not in session. Our expenses, however, do not vary significantly with these changes and, as a result, such expenses may not fluctuate significantly on a quarterly basis. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the uneven seasonal demand for our home and community based services. Moreover, as we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other social services providers.

Competition. The social services industry is a highly fragmented industry. We compete for clients with a variety of organizations that offer similar services. Most of our competition consists of local social services organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children's Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. On a national level, there are very few organizations that compete for local, county and state contracts to provide the types of services we offer. We also compete with larger companies, such as Res-Care, Inc., which provides support services, training and educational programs predominantly to Medicaid eligible beneficiaries. National Mentor, Inc. is the country's largest provider of foster care services and competes with us in certain markets for foster care services. Many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc. and The Devereaux Foundation. While we believe that we compete on the basis of price and quality, many of our competitors have greater financial, technical, political and marketing resources, name recognition, and a larger number of clients and payers than we do. In addition, some of these organizations offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Sales and marketing. Substantially all of our marketing is performed at the local and regional level. Through our local and regional managers, we have successfully developed and maintained extensive relationships with various payers. These relationships allow us to develop leads on new business, cross-sell our other services to existing payers and negotiate payer contracts. A significant portion of our business is procured in this manner. We also seek to market our services to payers in geographical areas contiguous to existing markets and in which we believe our reputation as a low cost quality service provider will enhance our ability to compete for and win business. From time to time we respond to requests for proposals, or RFPs. Additionally, we subscribe to a service that keeps us informed of and tracks on a national basis RFPs for privatization of social services. We selectively choose the RFPs to which we respond based upon whether our reputation enhances our ability to compete or if the RFP presents a unique opportunity to develop a new service offering.

NET Services

Services offered. As a result of our acquisition of Charter LCI Corporation, including its subsidiaries, collectively referred to as LogistiCare, we are the preferred provider of non-emergency transportation management servicing clients under more than 60 contracts in 38 states and the District of Columbia. We provide responsive and innovative solutions for a healthcare recipient's transportation needs through centralized call processing, development and management of transportation networks and through the use of proprietary technologies. Our current payers include state Medicaid programs, local government agencies, hospital systems and HMOs providing Medicare, Medicaid and commercial products. For 2008, 2009 and 2010 our NET services accounted for 55.1%, 57.5% and 61.1%, respectively, of our consolidated revenue.

We provide services to a wide variety of people with varying needs. Our clients are state Medicaid agencies, and private managed care organizations and HMOs. Non-emergency transportation services are provided to individuals with limited mobility, people with limited means of transportation, and people with disabilities that prevent them from using conventional methods of transportation. The majority of our programs provide Medicaid non-emergency transportation services to Medicaid members who lack their own means of transportation. Utilization rates and vehicle choice differ depending on the individual's condition, the location of the individual relative to the final destination, and other available transportation systems. We also provide school transportation services to school children, including special needs students who are physically fragile, or mentally ill children who cannot commute to school via traditional mainstream transportation and/or need to be taken out of school for therapy.

As a transportation logistics manager, we match transportation services with the recipient's needs. We employ a proprietary information technology platform and operational processes to manage the transportation services that are outsourced to a network of local third party transportation providers. We typically do not provide direct transportation to end users. Rather, to fulfill requests under our contracts, we subcontract with local transportation providers, such as van, cab and ambulance companies. We receive transportation requests from members or their representatives (such as social workers) and arrange for the least costly and most effective transportation. We process transportation requests at one of our 14 regional call centers and assign appropriate local transportation providers. These decisions are aided by our proprietary logistics software. After we assign an appropriate transportation provider to the member we carefully monitor the transportation service provided to ensure that the transport was completed before we pay the transportation vendor. We do not normally pay for services if the member does not show up for transport or if the transport is not completed. A majority of the requests for transportation are standing orders, mostly for patients who require frequent, recurring services such as dialysis treatment. Other transportation requests are required to be scheduled with 48 to 72 hour advance notice, with a small number of requests scheduled on the same day, such as with hospital discharges.

We subcontract with larger transportation companies as well as a number of diverse, small, local companies in order to provide superior coverage in both urban and rural areas. In each region that we serve, we actively manage a network of local transportation providers, screening and credentialing providers, providing orientations, and monitoring performance on an ongoing basis through field audits and other reviews. Each of our state operations uses multiple transportation providers in our network, with an average provider fleet size of less than 10 vehicles. To ensure compliance and safety quality standards for all third party transportation providers, we perform a credentialing process on all of our network transportation providers who must meet minimum standards set by us and our payers. These standards include: (i) successful completion of criminal and driving record checks; (ii) required drug testing; (iii) required driver and program training on such things as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, defensive driving, patient sensitivity, cultural diversity, ability to receive trip reservations and bill electronically; (iv) inspections, both scheduled and random of provider owned and or leased vehicles and communication systems; and (v) insurance coverage that complies with federal and/or state statutory requirements. We contract with third party transportation providers for trips on a per completed trip basis. Our subcontracts do not contain volume guarantees and can be cancelled with or without cause given 45 days notice.

Revenue and payers. We contract primarily with state and local government entities, HMOs and commercial insurers. Approximately 89.3% of our non-emergency transportation services revenue is generated under capitated contracts where we assume the responsibility of meeting the transportation needs of a specific geographic population. These contracts are generally structured with per member per month rates and have renegotiation or price increase triggers. Typical state payer contracts cover three to five years with renewal options and range in size from approximately $1 million to $90 million annually. Approximately 6.1% of our non-emergency transportation services revenue is derived from fee-for-service and fixed cost contracts. Our school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis.

We generate a significant portion of our revenue from a few payers. Under our contract with the State of Virginia's Department of Medical Assistance Services we derived approximately 18%, 15% and 13% of our non-emergency transportation services revenue for the years ended December 31, 2008, 2009 and 2010, respectively. Additionally, under our contract with the State of New Jersey, we derived approximately 8% and 15% of our non-emergency transportation services revenue for the years ended December 31, 2009 and 2010, respectively. Our next three largest payers comprised approximately 30%, 23% and 21% of our non-emergency transportation services revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

Our contracted per member per month fee is predicated on actual historical transportation data for the subject geographic region, future assumptions on key cost and program drivers, actuarial analysis performed in-house as well as by third party actuarial firms and actuarial analyses provided by our payers. Typically our government contracts are cancellable for cause with 180 days to 365 days notice. Our contract pricing is regularly revisited and may be reset based on actual experience under the contract with adjustments for membership fluctuations and such inflation factors as cost of labor, fuel, insurance and utilization increases and decreases stemming from program re-designs.

Seasonality. The quarterly operating results and operating cash flows of our NET Services operating segment normally fluctuate as a result of seasonal variations in the business, principally due to lower client demand for our non-emergency transportation services during the holiday and winter seasons. Due to the fixed revenue stream and variable expense base structure of our NET Services operating segment, expenses vary with these changes and, as a result, such expenses fluctuate on a quarterly basis. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other transportation providers.

Competition. We compete with a variety of organizations that provide similar non-emergency transportation services to Medicaid eligible beneficiaries in local markets such as American Medical Response, Coordinated Transportation Solutions, Inc., First Transit, Inc., Medical Transportation Management Inc., MV Transportation, Inc., and Southeast Trans. as well as a host of local/regional transportation providers. Most of our competitors may seek to win contracts for specific counties or regions whereas we seek to win contracts for the entire state. Historically, we have been successful in competitively bidding our non-emergency transportation management services for state-wide or very large Medicaid population programs, as well as specialized non-emergency transportation benefits often offered to populations covered by managed care organizations. We compete based on our technical expertise and experience, which is delivered in a high service, competitive price environment although we are not necessarily the lowest priced management service provider. We have experienced, and expect to continue to experience, competition from new entrants into our markets that may be able to provide services at a lower cost. Regardless of how well we perform under our contracts (based on service or cost), we face competitive rebid situations from time to time. Increased competitive pressure could result in pricing pressures, loss of or failure to gain market share or loss of payers, any of which could harm our business.

Sales and marketing. With respect to our non-emergency transportation services sales and marketing strategy, we focus on providing information to key legislators and agency officials. We pursue contracts through various methods including engaging lobbyists to assist in tracking legislation and funding that may impact our non-emergency transportation programs, and monitoring state websites for opportunities. In addition, we generate new business leads through trade shows and conferences, referrals, the Internet and direct marketing. The sales cycle usually takes between 6 to 24 months and there are various decision makers who provide input into the buy/no buy decision. By providing valuable information to key legislators and agency officials and creating a strong presence in the regions we serve, we are able to solidify the chance of renewal when contract terms expire. Additional payers are targeted within existing states in order to leverage pre-existing provider networks, technology, office and human resources investments. Furthermore, key commercial accounts are targeted which we define as accounts that are growing and located in multiple geographic areas.

In many of the states where we have regional contracts, we seek to expand to include additional regions in these states and in contiguous states. All decisions about which RFPs to consider are centralized and selectively targeted based on our goals and service capabilities. Medicaid non-emergency transportation contracts with state agencies and larger Medicaid HMOs represent the largest source of our non-emergency transportation revenue.

Employees

As of December 31, 2010, our operations were conducted with approximately 7,000 clinical, client service representatives and administrative personnel. The operations of the entities we manage were conducted with over 3,300 clinical and administrative personnel.

We have a collective bargaining agreement with the Service Employees International Union, Local 760 which covers approximately 130 part time employees in Connecticut under our special needs school transportation contract.

We believe that our employee relations are good because we offer competitive compensation, including stock-based compensation to key employees, training, education assistance and career advancement opportunities. By offering competitive compensation and benefit packages to our employees, we believe we are able to consistently deliver high quality service, recruit qualified candidates and increase employee confidence, satisfaction and retention.

Regulatory environment

As a provider of social services, we are subject to numerous federal, state and local laws and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. We must also comply with state and local licensing requirements and requirements for participation in Medicaid, federal block grant requirements, requirements of various state Children's Health Insurance Programs, or CHIP, and contractual requirements imposed upon us by the state and local agencies with which we contract for such health care and social services. CHIP is a federal program providing benefits administered by states that submit plans for health benefits for children whose parents meet certain financial needs tests. Failure to follow the rules and requirements of these programs can significantly affect our ability to be paid for the services we provide.

In addition, our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies, including Medicaid. A significant decline in expenditures, shift of expenditures or funding could cause payers to reduce their expenditures under those contracts or not renew such contracts, either of which could have a negative impact on our future operating results.

Surveys and audits

Our programs are subject to periodic surveys by government authorities and/or their contractors to ensure compliance with various requirements. Regulators conducting periodic surveys often provide reports containing statements of deficiencies for alleged failures to comply with various regulatory requirements. In most cases, if a deficiency finding is made by a reviewing agency, we will work with the reviewing agency to agree upon the steps to be taken to bring our program into compliance with applicable regulatory requirements. In some cases, however, an agency may take a number of adverse actions against a program, including:

- the imposition of fines or penalties;
- temporary suspension of admission of new clients to our program's service;
- in extreme circumstances, decertification from participation in Medicaid or other programs;
- revocation of our license; or
- contract termination.

From time to time, we receive and respond to survey reports containing statements of deficiencies. While we believe that our programs are in material compliance with Medicaid and other program certification requirements and state licensure requirements, failure to comply with these requirements could have a material adverse impact on our business and our ability to enter into contracts with other agencies to provide services.

Billing/claims reviews and audits

Agencies and other payers periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, payers request documentation from us and then review that documentation to determine compliance with applicable rules and regulations, including the eligibility of clients to receive benefits, the appropriateness of the care provided to those clients, and the documentation of that care.

For-profit ownership

Certain of the agencies for which we provide services restrict our ability to contract directly as a for-profit organization. Instead, these agencies contract directly with a not-for-profit organization and in certain cases we negotiate to provide administrative and management services to the not-for-profit providers. The extent to which other agencies impose such requirements may affect our ability to continue to provide the full range of services that we provide or limit the organizations with which we can contract directly to provide services.

Professional licensure and other requirements

Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their professions. In addition, professionals who are eligible to participate in Medicaid as individual providers must not have been excluded from participation in government programs at any time. Our ability to provide services depends upon the ability of our personnel to meet individual licensure and other requirements.

Federal and state anti-kickback laws and safe harbor provisions

The federal anti-kickback law applicable to Medicaid/Medicare and other federal health care programs makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by such programs. The prohibitions apply regardless of whether the remuneration is provided directly or indirectly, whether or not in cash, and applies to both the person giving and the person receiving such remuneration.

Interpretations of the anti-kickback law have been very broad and under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals. This act is subject to numerous statutory and regulatory "safe harbors." The safe harbor regulations, however, do not cover all lawful relationships between healthcare providers and referral sources. Failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. However, it may mean that such an arrangement will be subject to scrutiny by the regulatory authorities.

Violations of the anti-kickback law may be punishable by civil or criminal fines, imprisonment, and exclusion from government health care programs.

Many states, including some where we do business, have adopted similar anti-kickback laws that have a potentially broad application as well.

The Stark Law and state physician self-referral laws

Section 1877 of the Social Security Act, or the Stark Law, prohibits physicians from making a "referral" for "designated health services" for Medicare (and in many cases Medicaid) patients from entities or facilities in which such physicians directly or indirectly hold a "financial relationship". This law is subject to a number of statutory or regulatory exceptions. Unlike a failure to meet a "safe harbor," a relationship that falls within the scope of the Stark Law and fails to meet an exception would violate the law.

A financial relationship can take the form of a direct or indirect ownership, investment or compensation arrangement. A referral includes the request by a physician for, or ordering of, or the certifying or recertifying the need for, any designated health services.

Certain services that we provide may be identified as "designated health services" for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in other services we provide becoming subject to the Stark Law's ownership, investment or compensation prohibitions in the future.

Many states, including some states where we do business, have adopted similar or broader prohibitions against payments that are intended to induce referrals of clients. Moreover, many states where we operate have laws similar to the Stark Law prohibiting physician self-referrals.

We contract with a significant number of social services providers and practitioners, including therapists, physicians and psychiatrists, and arrange for these individuals or entities to provide services to our clients. While we believe that these contracts are in compliance with the anti-kickback and Stark Law, no assurance can be made that such contracts will not be considered in violation of the anti-kickback law or fall within an exception to the Stark Law. We cannot assure you that these laws will ultimately be interpreted in a manner consistent with our practices.

False claims acts

Federal criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil and monetary penalties, criminal fines and imprisonment. Many states, including some where we do business, have adopted laws and regulations similar to the federal law.

Health information practices

Under HIPAA, the United States Department of Health and Human Services, or DHHS, issued rules to define and implement standards for the electronic transactions and code sets for the submission of transactions such as claims, and privacy and security of individual health information in whatever manner it is maintained.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS's policies for determining violations and calculating civil monetary penalties, how DHHS will address the statutory limitations on the imposition of civil monetary penalties, and various procedural issues. The rule extends enforcement provisions currently applicable to the health care privacy regulations to other HIPAA standards, including security, transactions and code sets.

On February 17, 2009, the Health Information Technology for Economic and Clinical Health Act ("HITECH") was enacted as part of the American Recovery and Reinvestment Act of 2009 ("ARRA"), to, among other things, extend certain of HIPAA's obligations to parties providing services to health care entities covered by HIPAA known as "business associates," impose new notice of privacy breach reporting obligations, extend enforcement powers to state attorney generals and amend the HIPAA privacy and security laws to strengthen the civil and criminal enforcement of HIPAA, establishing four categories of violations that reflect increasing levels of culpability, four corresponding tiers of penalty amounts that significantly increase the minimum penalty amount for each violation, and a maximum penalty amount of $1.5 million for all violations of an identical provision.

With the additional HIPAA enforcement power under HITECH, the Office of Civil Rights of the Department of Health and Human Services and states are increasing their investigations and enforcement of HIPAA compliance.

We have taken steps to ensure compliance with HIPAA and we are monitoring compliance on an ongoing basis.

Additional information

Our website is www.provcorp.com. We make available, free of charge at this website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission. The information on the website listed above, is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document. In addition, we will provide, at no cost, paper or electronic copies of our Forms 10-K, 10-Q and 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission. Requests for such filings should be directed to Michael Deitch, Chief Financial Officer, Secretary and Treasurer, telephone number: (520) 747-6600.

Item 1A. ***Risk Factors.***

The following risks should be read in conjunction with other information contained, or incorporated by reference, in this report, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and related notes. If any of the following risks actually occurs, our business, financial condition and operating results could be adversely affected.

The recent domestic economic downturn and current uncertain economic environment could cause a severe disruption in our operations.

Our business could be negatively impacted by significant domestic economic downturns and the current uncertain economic environment. If this uncertainty is prolonged or economic conditions worsen, there could be several severely negative implications to our business that may exacerbate many of the risk factors we identified below including, but not limited to, the following:

- Liquidity:
    - The domestic economic uncertainty and the associated credit crisis could continue or worsen and reduce liquidity and this could have a negative impact on financial institutions and the country's financial system, which could, in turn, have a negative impact on our business.
    - We may not be able to borrow additional funds under our new credit facilities and may not be able to expand our new facility if participating lenders become insolvent or their liquidity is limited or impaired or if we fail to meet covenant levels going forward. In addition, we may not be able to renew our existing credit facility at the conclusion of its current term or renew it on terms that are favorable to us. Further, if we are unable to reduce the amount of our 6.5% convertible senior subordinated notes due 2014 by September 30, 2013 to $25.0 million or less, the maturity date of our new credit facilities may accelerate and our obligations under these facilities may become due and payable in 2013, which could have a material adverse affect on our liquidity and capital resources (as discussed in further detail in Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading entitled Liquidity and capital resources—*Liquidity matters*).
- Demand:
    - The recent recession has resulted in severe job losses, which could cause an increase in demand for our services; however, depending on the severity of the recession's impact on our payers (particularly our state government payers), sufficient funds may not be allocated to compensate us for the services

we provide at the current margins we enjoy or we may be required to provide more services to a growing population of beneficiaries without a corresponding increase in fees for these services.

- Prices:
  - Certain markets have experienced and may continue to experience deflation, which would negatively impact our average fees and revenue.

Our indebtedness may harm our financial condition and results of operations.

As of December 31, 2010, our total consolidated long-term debt was $182.3 million. On March 11, 2011, we refinanced our then existing debt under a new credit agreement. Under the repayment terms of the new credit agreement, we are obligated to repay the term loan in quarterly installments on the last day of each calendar quarter, commencing on June 30, 2011, so that the following percentages of the outstanding principal amount are paid as follows: 10% in year one, 10% in year two, 15% in year three, 15% in year four and the remaining balance in year five.

Our level of indebtedness could have important consequences to us and you, including:

- it could adversely affect our ability to satisfy our obligations;
- an increased portion of our cash flows from operations may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional financing in the future;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we were to fail to make any required payment under the agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in these agreements, we would be in default. In the event we are not in compliance with the financial and operating covenants, it is uncertain whether the lenders will grant waivers for our non-compliance. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility or our 6.5% convertible senior subordinated notes due 2014. In such event, we could be forced to seek protection under bankruptcy laws, which could have a material adverse effect on our existing contracts and our ability to procure new contracts as well as our ability to recruit and/or retain employees. Accordingly, a default could have a significant adverse effect on the market value and marketability of our common stock.

Changes in budgetary priorities of the government entities that fund the services we provide could result in our loss of contracts or a decrease in amounts payable to us under our contracts.

Our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies. All of these contracts are subject to legislative appropriations and state budget approval. Consequently, a significant decline in government expenditures, shift of expenditures or funding away from programs that call for the types of services that we provide or change in government contracting or funding policies could cause payers to terminate their contracts with us or reduce their expenditures under those contracts, either of which could have a negative impact on our future operating results.

The availability for funding under our contracts with state governments is dependent in part upon federal funding to states. Changes in Medicaid methodology may further reduce the availability of federal funds to states in which we provide services. Among the alternative Medicaid funding approaches that states have explored are provider assessments as tools for leveraging increased Medicaid federal matching funds. Provider assessment plans generate additional federal matching funds to the states for Medicaid reimbursement purposes, and implementation of a provider assessment plan requires approval by the Centers for Medicare and Medicaid Services in order to qualify for federal matching funds. These plans usually take the form of a bed tax or a quality assessment fee, which were required to be imposed uniformly across classes of providers within the state, except that such taxes only applied to Medicaid health plans.

However, the Deficit Reduction Act of 2005, which was signed into law on February 8, 2006, or Deficit Reduction Act, requires states that desire to impose provider taxes to impose taxes on all managed care organizations, not just Medicaid managed care organizations. This uniformity requirement as it relates to taxing all managed care organizations may make states more reluctant to use provider assessments as a vehicle for raising matching funds and, thus, reduce the amount of funding that the states receive and have available. Moreover, under the Deficit Reduction Act, states may be allowed to reduce the benefits provided to certain Medicaid enrollees, which could affect the services that states contract for with us. We cannot make any assurances that these Medicaid changes will not negatively affect the funding under our contracts.

Currently, many of the states in which we operate are facing budgetary shortfalls or changes in budgetary priorities. In addition, in some states eligibility requirements for social services clients have been tightened to stabilize the number of eligible clients and in certain instances states have implemented or are considering implementing a single point of access to care or a managed care model, which reduces the size of our potential market in those states. While many of these states are dealing with budgetary concerns by shifting costs from institutional care to home and community based care such as we provide, there is no assurance that this trend will continue.

We derive a significant amount of our revenues from a few payers, which puts us at risk.

We provide, or manage the provision of, government sponsored social services and non-emergency transportation services to individuals and families who are eligible for government assistance pursuant to federal mandate with respect to government sponsored social services and members of the disability community, or senior citizens with respect to non-emergency transportation services under various contracts with state and local governmental entities. We generate a significant amount of our revenues from a few payers under a small number of contracts. For example, in 2009 and 2010 we generated approximately 47.6% and 48.8%, respectively, of our total revenue from ten payers. Additionally, our top five payers are primarily related to our NET Services operating segment and represent, in the aggregate, approximately 53%, 47% and 49%, respectively, of our NET Services operating segment revenue for the years ended December 31, 2008, 2009 and 2010. The top five payers related to our Social Services operating segment represent, in the aggregate, approximately 37%, 36% and 36%, respectively, of our Social Services operating segment revenue for the years ended December 31, 2008, 2009 and 2010. The loss of, reduction in amounts generated by, or changes in methods or regulations governing payments for our services under these contracts could materially reduce our revenue.

Our contracts are not only short-term in nature but can also be terminated prior to expiration, without cause and without penalty to the payers, and there can be no assurance that they will survive until the end of their stated terms or that upon their expiration these contracts will be renewed or extended.

Most of our contracts contain base periods of only one year. While some of them also contain options for renewal, usually successive six month or one year terms, payers are not required to extend their contracts into these option periods. In addition, a significant number of our social services contracts not only allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations) but also permit the payer to terminate the contract at any time prior to its stated expiration date. In most cases the payer may terminate the social services contract without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated. In the case of our non-emergency transportation services contracts, these contracts are only cancellable for performance after notice and a cure period that typically ranges from 180 days to 365 days in length. The failure of payers to renew or extend significant contracts or their early termination of significant contracts could adversely affect our financial performance. We cannot anticipate if, when or to what extent a payer might terminate its contract with us prior to its expiration or fail to renew or extend its contract with us.

Each of our contracts is subject to audit and modification by the payers with whom we contract, in their sole discretion.

Our business depends on our ability to successfully perform under various government funded contracts. The payers under these contracts can review our performance under these contracts, as well as our records, accounting and general business practices at any time and may, in their discretion:

- suspend or prevent us from receiving new contracts or extending existing contracts because of violations or suspected violations of procurement laws or regulations;
- terminate or modify our existing contracts;
- reduce the amount we are paid under our existing contracts; and/or
- audit and object to our contract related fees.

As a government contractor, we are subject to an increased risk of litigation and other legal actions and liabilities.

As a government contractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities not often faced by companies that do not provide government sponsored services. The occurrence of any of these actions, regardless of the outcome, could disrupt our operations and result in added expense and could limit our ability to obtain additional contracts in other jurisdictions.

A loss of our status as a licensed provider in any jurisdiction could result in the termination of a number of our contracts, which could negatively impact our revenues.

If we lost our status as a licensed provider in any jurisdiction, the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of our contracts in other jurisdictions, resulting in further contract terminations.

If we fail to satisfy our contractual obligations, we could be liable for damages and financial penalties and harm our ability to keep our existing contracts or obtain new contracts.

Our failure to comply with our contract obligations could, in addition to providing grounds for immediate termination of the contract for cause, negatively impact our financial performance and damage our reputation, which, in turn, could have a material adverse effect on our ability to obtain new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. The termination of a contract for cause could, for instance, subject us to liability for excess costs incurred by a payer in obtaining similar services from another source. In addition, our contracts require us to indemnify payers for our failure to meet standards of care, and some of them contain liquidated damages provisions and financial penalties that we must pay if we breach these contracts.

Moreover, negative results of audits by government auditors or their contractors may cause us to lose, not be considered for, or to otherwise not receive, business opportunities with government-funded or other agencies or customers.

If we fail to estimate accurately the cost of performing certain contracts, we may incur losses on these contracts.

Under our fee-for-service contracts, we receive fees based on our interactions with government sponsored clients. To earn a profit on these contracts, we must accurately estimate costs incurred in providing services. Our risk on these contracts is that our client population is not large enough to cover our fixed costs, such as rent and other overhead. Our fee-for-service contracts are not reimbursed on a cost basis and therefore, if we fail to estimate our costs accurately, we may incur losses on these contracts.

Additionally, approximately 89.3% of our non-emergency transportation services revenue is generated under capitated contracts with the remainder generated through fee-for service and fixed cost contracts. Under our capitated contracts, we assume the responsibility of managing the needs of a specific geographic population by contracting out transportation services to local van, cab and ambulance companies on a per ride or per mile basis. We use a "pricing model" to determine applicable contract rates, which take into account factors, such as estimated utilization, state specific data, previous experience in the state and/or with similar services, estimated volume and availability of mass transit. The amount of the fixed monthly per member per month fee is determined in the bidding process but predicated on actual historical transportation data for the subject geographic region (provided by the payer), actuarial work performed in-house as well as by third party actuarial firms and actuarial analyses provided by the payer. If the utilization of our services is more than we estimated, the contract may not be profitable.

Approximately 18.5% and 21.3% of our social services revenues or approximately 7.9% and 8.3% of our consolidated revenues for the years ended December 31, 2009 and 2010, respectively, were derived from cost based service contracts for which we record revenue based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those costs, which puts us at risk that we may be required to subsequently refund a portion of the excess funds, if any.

Our cost based service contracts require us to allow for contingencies such as budgeted costs not incurred, excess cost per service over the allowable contract rate and/or an insufficient number of encounters. For the years ended December 31, 2009 and 2010, revenues from these contracts represented approximately 7.9% and 8.3% of our total revenues for the respective period. In cases where funds paid to us exceed the allowable costs to provide services under the contracts, we may be required to pay back the excess funds.

Our results of operations will continue to fluctuate due to seasonality.

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business. In our Social Services operating segment, lower client demand for our home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, our expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. Our NET Services operating segment also experiences fluctuations in demand for our non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month based structure, our NET Services operating segment experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our home and community based services and non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

While we obtain some of our business through responses to government requests for proposals, we may not be awarded contracts through this process in the future, and contracts we are awarded may not be profitable.

We obtain, and will continue to seek to obtain, a significant portion of our business from state or local government entities. To obtain business from government entities, we are often required to respond to requests for proposals, or RFPs. To propose effectively, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within rigid and often short timetables. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process, and our proposals may not result in profitable contracts.

If we fail to establish and maintain important relationships with officials of government entities and agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenues.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP or program for privatization of social services and enhance our chances of procuring contracts with these payers. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts.

The federal government may refuse to grant consents and/or waivers necessary to permit for-profit entities to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver or withdraw approval of any granted waiver, the state or local agency will be unable to contract with a for-profit entity, such as us, to provide service. Failure by state or local agencies to obtain consents and/or waivers could adversely affect our continued business and future growth.

Our business could be adversely affected by future legislative changes that hinder or reverse the privatization of social services.

The market for our services depends largely on federal, state and local legislative programs. These programs can be modified or amended at any time. Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the federal, state and local initiatives to privatize the delivery of social services. However, there are opponents to the privatization of social services and, as a result, future privatization of social services is uncertain. If additional privatization initiatives are not proposed or enacted, or if previously enacted privatization initiatives are challenged, repealed or invalidated, our growth could be adversely impacted.

The federal government may not fund or fully implement or may repeal certain enacted healthcare reform legislation that could have a material adverse affect on the results of our operations.

We are focused on legislative trends at the federal level as the federal government has enacted healthcare reform legislation. While we believe that the passage of healthcare reform legislation in the first quarter of 2010 could accelerate the demand for our services there can be no assurances that programs under which we provide our services will receive continued or increased funding. Recent judicial challenges to health care reform laws may delay or limit the implementation of health care reform and there can be no assurance of when, or if, the legislation will be fully implemented or when, and if, we will see any positive impact.

Our strategic relationships with certain not-for-profit and tax exempt entities are subject to tax and other risks.

Since some government agencies in certain of our markets prefer or require contracts for privatized social services to be administered through not-for-profit organizations, we rely on our long-term relationships with not-for-profit organizations to provide services to these government agencies. We currently maintain strategic relationships with 16 not-for-profit social services organizations with which we have management contracts of varying lengths, 13 of which are federally tax exempt organizations.

Our strategic relationships with tax exempt not-for-profit organizations are similar to those in the hospital management industry where tax exempt or faith based not-for-profit hospitals are managed by for-profit companies.

Federal tax law requires that the boards of directors of not-for-profit tax exempt organizations be independent. The boards of directors of the tax exempt not-for-profit organizations for which we provide management services have a majority of independent members. The board members are predominately selected from independent members of the local community in which the not-for-profit entity operates. Decisions regarding our business relationships with these not-for-profit entities are made by their independent board members including approving the management fees we charge to manage their organizations and any discretionary bonuses. Federal tax law also requires that the management fees we charge the not-for-profit entities we manage be fixed and at fair market rates. Typically a fairness opinion is obtained by the not-for-profit entities we manage from an independent third party valuation consultant that substantiates the fair market rates.

If the Internal Revenue Service determined that any tax exempt organization was paying more than market rates for services performed by us, the managed entity could lose its tax exempt status and owe back taxes and penalties.

Generally, under state law, not-for-profit entities may pay no more than reasonable compensation for services rendered. If the compensation paid to us by these not-for-profit entities is deemed unreasonable, then the state could take action against the not-for-profit entity which could adversely affect us.

Government unions may oppose privatizing government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win contracts to administer and manage programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. These unions could apply political pressure on legislators and other officials seeking to privatize government programs. Union opposition could result in our losing government contracts or being precluded from providing services under government contracts or maintaining or renewing existing contracts.

Inaccurate, misleading or negative media coverage could damage our reputation and harm our ability to procure government sponsored contracts.

The media sometimes provides news coverage about our contracts and the services we provide to clients. This media coverage, if negative, could influence government officials to slow the pace of privatizing government services. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to obtain government sponsored contracts.

We may incur costs before receiving related revenues, which could result in cash shortfalls.

When we are awarded a contract to provide services, we may incur expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from payers may be delayed due to billing cycles or as a result of failures to approve government budgets in a timely manner. Moreover, especially under fee for service arrangements, any resulting cash shortfall could be exacerbated if we fail to either invoice the payer or to collect our fee in a timely manner.

Our business is subject to risks of litigation.

We are in the human services and non-emergency transportation services businesses which are subject to lawsuits and claims. A substantial award could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. We can be subject to claims for negligence or intentional misconduct (in addition to professional liability type claims) by an employee or a third party we engage to assist with the provision of services, including but not limited to, claims arising out of accidents involving vehicle collisions, and various claims that could result from employees or contracted third parties driving to or from interactions with clients and while providing direct client services. We are also subject to claims alleging we did not properly treat an individual or failed to properly diagnose and/or care for a client. We can be subject to employee related claims such as wrongful discharge or discrimination or a violation of equal employment law and permitting issues. While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud, certain wage and hour violations or punitive damages, could adversely affect our cash flow and financial condition.

Furthermore, we can be subject to miscellaneous errors and omissions liability relative to the various management agreements we have with the not-for-profit entities we manage. In the event of a claim and depending on, among other things, the circumstances, allegations, and size of the management contract, we could be subject to damages that could have a material adverse impact on our financial condition and results of operations.

Our use of a reinsurance program to cover certain claims for losses suffered and costs or expenses incurred could negatively impact our business.

We are reinsured with regard to a substantial portion of our general liability, professional liability and workers' compensation insurance. We also reinsure the general liability, professional liability, workers' compensation insurance, and automobile liability of certain designated affiliated entities and independent third party transportation providers over various policy years under reinsurance programs through our two wholly-owned captive insurance subsidiaries. In the event that actual reinsured losses increase unexpectedly or exceed actuarially determined estimated reinsured losses under the program, the aggregate of such losses could materially increase our liability and adversely affect our financial condition, liquidity, cash flows and results of operations. In addition, as the availability to us of certain traditional insurance coverage diminishes or increases in cost, we will continue to evaluate the levels and types of insurance we include in our self-insurance program. Any increase to this program increases our risk exposure and therefore increases the risk of a possible material adverse effect on our financial condition, liquidity, cash flows and results of operations.

We could be subject to significant state regulation and potential sanctions if our health care benefits program is deemed to be a multiple employer welfare arrangement.

For the purpose of managing and providing employee healthcare benefits we deem ourselves to be a single employer under Section 3(5) of ERISA with regard to our own employees as well as the employees of certain of our managed entities covered by our healthcare benefit program to whom we offered healthcare benefits through June 2007. The Department of Labor or individual states could disagree with our interpretation and consider our program to be a multiple employer welfare arrangement, or MEWA, and, as such, subject to regulation by state insurance commissions. If involuntarily deemed a MEWA, our cost to manage the state-by-state regulatory environment for the self-funded portion of our health insurance program would be prohibitive and we could, as a result, elect to maintain our self-funded health insurance plan only for our owned entities, forcing the three managed entities currently included in our self-funded plan to negotiate and purchase their own health benefits. In addition, if our health care benefits program is determined to be a MEWA, civil and/or criminal sanctions are possible.

We face substantial competition in attracting and retaining experienced professionals, particularly social service professionals with respect to our social services and intellectual technology professionals with respect to our non-emergency transportation services, and we may be unable to grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain highly qualified and experienced social services professionals who possess the skills and experience necessary to deliver high quality services to our clients. Our objective of providing the highest quality of service to our clients is strongly considered when we evaluate education, experience and qualifications of potential candidates for employment as direct care and administrative staff. To that end, we attempt to hire professionals who have attained a bachelor's degree, master's degree or higher level of education and certification or licensure as direct care social services providers and administrators. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. We must quickly hire project leaders and case management personnel after a contract is awarded to us. Contract provisions and client needs determine the number, education and experience levels of social services professionals we hire. We continually evaluate client census, case loads and client eligibility to determine our staffing needs under each contract.

Our performance in our non-emergency transportation services business largely depends on the talents and efforts of our highly skilled intellectual technology professionals. Competition for skilled intellectual technology professionals can be intense. Our success depends on our ability to recruit, retain and motivate these individuals.

Our ability to attract and retain employees with the requisite experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Some of the companies with which we compete for experienced personnel have greater financial, technical, political and marketing resources, name recognition and a larger number of clients and payers than we do. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

Our success depends on our ability to manage growing and changing operations.

Since 1996, our business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of our business is such that qualified management personnel can be difficult to find. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We anticipate that we will continue making strategic acquisitions as part of our growth strategy. We have made a number of acquisitions since our inception. The success of these and other acquisitions depends in part on our ability to integrate acquired companies into our business operations. There can be no assurance that the companies acquired will continue to generate income at the same historical levels on which we based our acquisition decisions, that we will be able to maintain or renew the acquired companies' contracts, that we will be able to realize operating and economic efficiencies upon integration of acquired companies, or that the acquisitions will not adversely affect our results of operations or financial condition.

We continually review opportunities to acquire other businesses that would complement our current services, expand our markets or otherwise offer growth opportunities. In connection with our acquisition strategy, we could issue stock that would dilute existing stockholders' percentage ownership and/or we could incur or assume substantial debt or assume contingent liabilities. Acquisitions involve numerous risks, including, but not limited to, the following:

- problems assimilating the purchased operations;
- unanticipated costs and legal or financial liabilities associated with an acquisition;
- diversion of management's attention from our core businesses;
- adverse effects on existing business relationships with customers;
- entering markets in which we have limited or no experience;
- potential loss of key employees of purchased organizations;
- the incurrence of excessive leverage in financing an acquisition;
- failure to maintain and renew contracts;
- unanticipated operating, accounting or management difficulties in connection with an acquisition; and
- dilution to our earnings per share.

We cannot assure you that we will be successful in overcoming problems encountered in connection with any acquisition and our inability to do so could disrupt our operations and adversely affect our business.

Changes in the accounting method for business combinations may have an adverse impact on our reported or future financial results.

For the years ended December 31, 2008 and prior, we capitalized substantially all acquisition-related costs such as attorney's fees and accountant's fees, as well as contingent consideration to the seller as part of the purchase price.

Beginning with the year ended December 31, 2009, with respect to business acquisitions we complete, we are required to: expense acquisition related costs as incurred; record contingent consideration at fair value at the acquisition date with subsequent changes in fair value to be recognized in the income statement; and recognize any adjustments to the purchase price allocation as a period cost in our income statement under accounting principles generally accepted in the United States.

Our success depends on our ability to compete effectively in the marketplace.

In our social services business, we compete for clients and for contracts with a variety of organizations that offer similar services. Most of our competition consists of local social services organizations that compete with us for local contracts such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children's Services and the Salvation Army. Other competitors include local not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. We also compete with larger companies, such as Res-Care, Inc., which provides support services, training and educational programs predominantly to Medicaid eligible beneficiaries. National Mentor, Inc. is the country's largest provider of foster care services and competes with us in existing markets for foster care services. In addition, many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc. and The Devereaux Foundation. Some of these companies have greater financial, technical, political, marketing, name recognition and other resources and a larger number of clients and/or payers than we do. In addition, some of these companies offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into the markets in which we operate our social services business. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

We compete with a variety of organizations that provide similar non-emergency transportation services to Medicaid eligible beneficiaries in local markets such as American Medical Response, Coordinated Transportation Solutions, Inc., First Transit, Inc., Medical Transportation Management Inc., MV Transportation, Inc., and Southeast Trans. Our competitors largely compete for smaller-scale contract opportunities that encompass smaller geographic areas. For example, most of our competitors seek to win contracts for specific counties, whereas we seek to win contracts for the entire state. If these competitors begin to compete on a larger scale basis, it could result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Our business is subject to state licensing regulations and other regulatory provisions, including regulatory provisions governing surveys, audits, anti-kickbacks, self-referrals, false claims and The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and changes to or violations of these regulations could negatively impact our revenues.

In many of the locations where we operate, we are required by state law to obtain and maintain licenses. The applicable state and local licensing requirements govern the services we provide, the credentials of staff, record keeping, treatment planning, client monitoring and supervision of staff. The failure to maintain these licenses or the loss of a license could have a material adverse impact on our business and could prevent us from providing services to clients in a given jurisdiction. Most of our contracts are subject to surveys or audit by our payers. We are also subject to regulations that restrict our ability to contract directly with a government agency in certain situations. Such restrictions could affect our ability to contract with certain payers. In addition, we are or may be subject to anti-kickback, self-referral and false claim laws. Violations of these laws may result in significant penalties, including repayment of any amounts alleged to be overpayments or in violation of such laws, criminal fines, civil money penalties, damages, imprisonment, a ban from participation in federally funded healthcare programs and/or bans from obtaining government contracts. Such fines and other penalties could negatively impact our business by decreasing profits due to repayment of overpayments or from the imposition of fines and damages, damaging our reputation and diverting our management resources.

Due to our access, use or disclosure of health information relating to individuals, we are subject to the privacy mandates of HIPAA. HIPAA mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the nation's healthcare system. HIPAA requires the United States Department of Health and Human Services, or DHHS, to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment, eligibility and remittance advices, or "transaction standards," privacy of individually identifiable health information, or "privacy standards," security of individually identifiable health information, or "security and standards," electronic signatures, as well as unique identifiers for providers, employers, health plans and individuals and enforcement. Final regulations have been issued by DHHS for the privacy standards, transaction standards and security standards. Compliance with the privacy standards became mandatory in April 2003, compliance with the transaction standards became mandatory in October 2003 (although full implementation was delayed with respect to the Medicare program until October 2005), and compliance with the security standards became mandatory in April 2005.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS's policies for determining violations and calculating civil money penalties, how DHHS will address the statutory limitations on the imposition of civil monetary penalties, and various procedural issues.

On February 17, 2009, the HITECH Act was enacted as part of ARRA to, among other things, extend certain of HIPAA's obligations to "business associates," impose new notice of privacy breach reporting obligations, extend enforcement powers to state attorney generals and amend the HIPAA privacy and security laws to strengthen the civil and criminal enforcement of HIPAA, establishing four categories of violations that reflect increasing levels of culpability, four corresponding tiers of penalty amounts that significantly increase the minimum penalty amount for each violation, and a maximum penalty amount of $1.5 million for all violations of an identical provision.

As a healthcare provider, we are required to comply in our operations with these standards as applicable and are subject to significant civil and criminal penalties for failure to do so, including the increased penalties under HITECH. In addition, in connection with providing services to customers that also are healthcare providers, we could be considered "business associates" and as such are required to provide satisfactory written assurances to those customers that we will provide those services in accordance with the privacy standards and security standards. Moreover, as business associates, HITECH now imposes certain direct compliance obligations upon us. HIPAA has required and will require significant and costly changes for our company and others in the healthcare industry.

We have appointed an internal committee to maintain our privacy and security policies regarding client information in compliance with HIPAA. This committee is responsible for training our employees, including our regional and local managers and staff, to comply with HIPAA and monitoring compliance with the policy. However, like other businesses subject to HIPAA regulations, we cannot fully predict the total financial or other impact of these regulations on us. The costs associated with our ongoing compliance could be substantial, which could negatively impact our profitability.

Our international operations expose us to various risks, any number of which could harm our business.

As a result of our acquisition of WCG International Consultants Ltd. on August 1, 2007, we now have operations in Canada. We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include, among other things:

- economic downturns;
- changes in or interpretations of local law, governmental policy or regulation;
- restrictions on the transfer of funds into or out of the country;
- varying tax systems;
- delays from doing business with governmental agencies;
- nationalization of foreign assets; and
- government protectionism.

We intend to continue to evaluate opportunities to establish new operations in Canada. One or more of the foregoing factors could impair our current or future operations and, as a result, harm our overall business.

We operate in multiple tax jurisdictions and we are taxable in most of them and face the risk of double taxation if one jurisdiction does not acquiesce to the tax claims of another jurisdiction.

We currently operate in the United States and Canada and are subject to income taxes in those countries and the specific states and/or provinces where we operate. In the event one taxing jurisdiction disagrees with another taxing jurisdiction, we could experience temporary or permanent double taxation and increased professional fees to resolve taxation matters.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

We lease our approximately 11,000 square foot corporate office building in Tucson, Arizona under a five year lease, with two additional three year renewal options. The lease is currently in its second year. The monthly base rental payment under this lease as of December 31, 2010 in the amount of approximately $18,000 is subject to an annual Consumer Price Index adjustment increase over the initial term of the lease. We also lease office space for other administrative services in Tucson. The lease terms vary and are in line with market rates. In connection with the performance of our contracts and the contracts of our managed entities within our Social Services operating segment, we lease 273 offices and the entities we manage lease 128 offices for management and administrative functions. In connection with the performance of our contracts within our NET Services operating segment, we lease 34 offices for management and administrative functions. The lease terms vary and are generally at market rates.

We acquired a 5,760 square foot office building in Pottsville, Pennsylvania in connection with the acquisition of Providence Community Services, Inc. (formerly known as Pottsville Behavioral Counseling Group, Inc.), which is free of any mortgage.

In July 2010, we purchased land and a 46,188 square foot four-story shell building adjacent to our corporate office for cash. We expect to utilize the building for certain information technology operations and sublease and/or sell other space within the building. With this additional space we believe that our properties are adequate for our current business needs. Further, we believe that we can obtain adequate space to meet our foreseeable business needs.

Item 3. ***Legal Proceedings.***

Although we believe we are not currently a party to any material litigation, we may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Item 4. ***(Removed and Reserved).***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market for our common stock

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on NASDAQ under the symbol "PRSC" since August 19, 2003. Prior to that time there was no public market for our common stock. As of March 8, 2011, there were six holders of record of our common stock. The following table sets forth the high and low sales prices per share of our common stock for the period indicated, as reported on NASDAQ Global Select Market:

	High	Low
2010		
Fourth Quarter	$18.27	$15.13
Third Quarter	$16.65	$11.88
Second Quarter	$18.57	$13.74
First Quarter	$16.83	$11.28
2009		
Fourth Quarter	$16.87	$ 9.51
Third Quarter	$12.73	$ 8.80
Second Quarter	$14.17	$ 6.64
First Quarter	$ 7.75	$ 1.33

Stock Performance Graph

The following graph shows a comparison of the cumulative total return for our Common Stock, Nasdaq Health Index and Russell 2000 Index assuming an investment of $100 in each on December 31, 2005.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PROVIDENCE SERVICE CORPORATION, THE RUSSELL 2000 INDEX
AND THE NASDAQ HEALTH SERVICES INDEX
DOLLARS
140
120
100
80
60
40
20
0
12/05
12/06
12/07
12/08
12/09
12/10
PROVIDENCE SERVICE CORPORATION
NASDAQ HEALTH SERVICES
RUSSELL 2000

*$100 INVESTED ON 12/31/05 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Dividends

We have not paid any cash dividends on our common stock and do not plan to pay dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our new credit agreement. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

Item 6. ***Selected Financial Data.***

The following table sets forth selected consolidated financial data, other financial data and other data. The selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated financial data for the years ended December 31, 2006 and 2007 and as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this report. You should read this information with our consolidated financial statements and the related notes and Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this report.

	Fiscal Year Ended December 31,				
	2006(4)(5)(6)(14)	2007(4)(14)	2008(1)(4)(11)(14)	2009(1)(13)(14)	2010(13)(14)
	(dollars in thousands)				
Statement of operations data:					
Revenues:					
Home and community based services	$152,067	$216,583	$ 258,003	$289,007	$292,735
Foster care services	21,913	25,648	32,343	37,284	35,548
Management fees	17,877	20,069	20,217	14,447	13,638
Non-emergency transportation services	—	22,867	381,107	460,275	537,776
Total revenues	191,857	285,167	691,670	801,013	879,697
Operating expenses:					
Client service expense	149,516	204,021	253,652	275,126	289,152
Cost of non-emergency transportation services	—	19,570	356,271	415,300	474,129
General and administrative expense	23,437	30,875	48,412	44,010	46,461
Asset impairment charges	—	—	169,930	—	—
Depreciation and amortization	3,463	4,989	12,722	12,852	12,652
Total operating expenses	176,416	259,455	840,987	747,288	822,394
Operating income (loss)	15,441	25,712	(149,317)	53,725	57,303
Non-operating (income) expenses					
Interest expense, net	(601)	1,601	18,599	20,432	16,011
Income (loss) before income taxes	16,042	24,111	(167,916)	33,293	41,292
Provision (benefit) for income taxes	6,661	9,722	(12,311)	12,167	17,665
Net income (loss)	$ 9,381	$ 14,389	$(155,605)	$ 21,126	$ 23,627

	Fiscal Year Ended December 31,				
	2006(4)(5)(6)	2007(4)	2008(4)(11)	2009	2010(15)
	(dollars in thousands, except per share data and "Other data")				
Net earnings (loss) per share data:					
Diluted	$ 0.80	$ 1.19	$ (12.42)	$ 1.60	$ 1.78
Weighted average shares outstanding:					
Diluted	11,676	12,047	12,532	13,211	14,965
Other financial data:					
Managed entity revenue(1) (unaudited)	$187,110	$ 225,018	$ 242,855	$ 216,628	$ 209,781
Other data(2) (unaudited):					
States served(2)	36	38	43	43	43
Locations	306	410	438	427	435
Employees	6,828	9,864	10,473	10,414	10,309
Direct	3,569	5,572	6,271	7,015	6,983
Managed	3,259	4,292	4,202	3,399	3,326
Contracts	868	958	1,039	1,005	982
Direct	558	638	716	734	704
Managed	310	320	323	271	278
Clients (3)	71,134	7,276,195	6,413,756	7,778,983	8,310,056
Direct	48,039	52,570	62,820	62,213	58,088
Managed	23,095	23,625	24,494	19,645	19,766
Non-emergency transportation services (3)	—	7,200,000	6,326,442	7,697,125	8,232,202

	As of December 31,				
	2006(7)(8)	2007(9)(10)	2008(11)	2009(12)	2010(12)
	(dollars in thousands)				
Balance sheet data:					
Cash and cash equivalents	$ 40,703	$ 35,379	$ 29,364	$ 51,157	$ 61,261
Total assets	192,335	551,984	365,663	383,107	386,933
Total current liabilities	28,599	96,416	90,207	117,153	113,693
Long-term obligations, less current portion	619	236,469	223,494	186,732	164,190
Other liabilities	4,061	30,790	14,071	16,884	20,301
Total stockholders' equity	159,056	188,309	37,891	62,338	88,749

(1) Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we provide substantially all administrative functions for these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size of the operations under our administration and can help them understand trends in our management fee revenue. As a result of our acquisition of substantially all of the assets in Illinois and Indiana of CCC on September 30, 2008, we began consolidating the financial results of these operations on October 1, 2008, the impact of which partially offset the increase in managed entity revenue for 2008 as compared to 2007 by approximately $2.9 million and resulted in a decrease in managed entity revenue of approximately $9.5 million for 2009 as compared to 2008. An additional decrease of $14.0 million was attributable to a managed entity for which we ceased providing significant services beginning in 2009. The increase in management fees for 2008 as compared to 2007 was partially offset by approximately $731,000 due to our acquisition and consolidation of substantially all of the assets in Illinois and Indiana of CCC in September 2008. The impact of this acquisition and the effect of changes made to management services arrangements with certain of our managed entities effective January 1, 2009 resulted in a decrease in management fees revenue of approximately $5.8 million for 2009 as compared to 2008. The decrease in management fees for 2010 as compared to 2009 was primarily attributable to one of our managed entities disposing of assets resulting in less revenue earned by the entity. Our management fees are based on the managed entity's revenue and resulted in a decrease in our management fees.

(2) "States served," "Locations," "Employees" and "Contracts" data are as of the end of the period for owned and managed entities. "Clients" data represents the number of clients served during the last month of the period presented for owned and managed entities except for non-emergency transportation services where the data represents the number of members enrolled under our non-emergency transportation capitated contracts as of the end of the last month of the period presented. "States served" excludes the District of Columbia and British Columbia. "Direct" refers to the employees, contracts and clients related to contracts made directly with payers. "Managed" refers to the employees, contracts and clients related to management agreements with not-for-profit organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.

(3) Non-emergency transportation services clients represent the number of individuals eligible to receive non-emergency transportation services.

(4) Several acquisitions were completed in the fiscal years ended December 31, 2006, 2007 and 2008 which affected the comparability of the information reflected in the selected financial data. See the year-to-year analysis included in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report for more information.

(5) Home and community based services revenue for 2006 included approximately $2.5 million of revenue under our annual block purchase contract in excess of the annual funding allocation amount.

(6) In 2006, we reserved approximately $4.0 million of the aggregate revenue accrued in 2005 and 2006 (noted in footnote (4) above) under our annual block purchase contract in excess of the annual funding allocation amount.

(7) On April 17, 2006, we completed a follow-on offering of common stock in connection with which we sold 2,000,000 shares at an offering price of $32.00 per share, which included the full exercise of the underwriter's over-allotment option. We received net proceeds of approximately $60.3 million after deducting the underwriting discounts of $3.7 million, but before deducting other offering costs totaling approximately $770,000.

(8) On April 18, 2006, we prepaid approximately $15.8 million of the principal and accrued interest then outstanding related to our credit facility with CIT Healthcare LLC out of the net proceeds from our follow-on offering of common stock completed on April 17, 2006.

(9) In February 2007, our board of directors approved a stock repurchase program whereby we may repurchase shares of our common stock from the open market from time to time. As of December 31, 2007, we spent approximately $10.9 million to purchase 462,500 shares of our common stock in the open market under this program. The shares of our common stock repurchased were placed into treasury. No shares of our common stock were repurchased under this program during 2008, 2009 and 2010.

(10) As a result of our acquisition activity during 2007, we incurred approximately $243.0 million of debt obligations by issuing $70.0 million of the subordinated notes and drawing down $173.0 million under our credit and guaranty agreement with CIT Healthcare LLC.

(11) Due to the significant and sustained decline in our market capitalization and the uncertainty in the state payer environment as well as the impact of related budgetary decisions on our earnings, we initiated asset impairment tests and, based on the results, we recorded asset impairment charges totaling approximately $169.9 million related to our goodwill and other intangible assets for the year ended December 31, 2008.

(12) In the fourth quarter of 2009 and the first quarter of 2010, we prepaid $20.0 million and $5.0 million, respectively, of our term loan debt under the credit and guaranty agreement, as amended. Our current and long-term debt obligations decreased to approximately $182.3 million at December 31, 2010 from $204.2 million at December 31, 2009 and from $237.8 million at December 31, 2008.

(13) Non-emergency transportation services revenue for 2009 and 2010 was positively impacted by the effect of membership increases related to new and existing contracts and negotiated rate increases throughout a number of contracts due to increased utilization, program enhancements and future projected program costs. In addition, utilization of our education and other school-based programs increased significantly in 2009 compared to the utilization levels in 2008. For a more detailed discussion of the effects of the events noted above on our revenue and operating margin for 2010 as compared to 2009, see the year-to-year analysis included in Item 7 "Management's Discussion of Financial Condition and Results of Operations" of this report.

(14) Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2006, 2007, 2008, 2009 and 2010 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. In 2009, these items were partially offset by total tax benefits of $1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns. The $1.4 million true up was primarily attributable to reconciling our estimated liabilities using a blended state tax rate to actual state tax return amounts. For 2008, approximately $133.2 million of the total goodwill impairment charge of approximately $156.7 million was not deductible for income tax purposes as the goodwill was related to our acquisition of the equity interest in several businesses. As a result, our effective income tax rate for 2008 decreased.

(15) The decrease in the number of direct clients served from 2009 to 2010 was primarily due to the termination of certain programs and a change in eligibility requirements related to our work force development services. The increase in the number of individuals eligible to receive non-emergency transportation services from 2008 to 2010 is due to the population growth of Medicaid eligible beneficiaries.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6, entitled, "Selected Financial Data" and our consolidated financial statements and related notes included in Item 8 of this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth in Item 1A, entitled, "Risk Factors" and elsewhere in this report may cause actual results to differ materially from those projected in the forward-looking statements.

Overview of our business

We provide government sponsored social services directly and through not-for-profit social services organizations whose operations we manage, and we arrange for and manage non-emergency transportation services. As a result of and in response to the large and growing population of eligible beneficiaries of government sponsored social services and non-emergency transportation services, increasing pressure on governments to control costs and increasing acceptance of privatized social services, we have grown both organically and by consummating strategic acquisitions.

We believe our business model of not owning beds or fleets of vehicles enables us to be nimble in the face of recent uncertain market conditions. We are focused on legislative trends both at the federal and state levels as the federal government has enacted healthcare reform legislation. We believe that the passage of healthcare reform legislation in the first quarter of 2010 could accelerate the demand for our services. In addition, we appointed a chief strategy officer in February 2010, who is responsible for identifying new markets and new opportunities, develop and execute business and marketing plans and assist our field offices in initiating strategies designed to align local operations with developing payer funding initiatives.

While we believe we are well positioned to benefit from recent healthcare reform legislation and to offer our services to a growing population of individuals eligible to receive our services, there can be no assurances that programs under which we provide our services will receive continued or increased funding. Additionally, there can be no assurance of when or if the legislation will be implemented or when, and if, we will see any positive impact.

We completed our 2010-2011 contract renewal cycle with all but one of our social services contracts renewing. These contracts renewed with relatively stable rates overall and we anticipate increases in volume. In addition, all but one of our non-emergency transportation management services contracts renewed. The impact of loss of the contracts not renewed for 2010 was partially offset by new contract wins in other markets, volume increases and better than expected historical performance aided by continued strong federal support for Medicaid and referral patterns that we believe favor our home and community based alternatives. In addition, with respect to the non-emergency transportation management services contract not renewed in 2010, we protested the process under which this contract was rebid and filed a Petition for Review of Agency Action and for Declaratory and Injunctive Relief in the Circuit Court of Cole County Missouri where our request for a Temporary Restraining Order was denied. The case is still pending. While we believe we are positioned to potentially benefit from recent trends that favor our in-home provision of social services, we believe our business model allows us to make adjustments to help mitigate in part state budget pressures and system reforms that could challenge our overall profit margins.

Our direct client census related to our social services contracts declined from over 62,000 for 2009 to approximately 58,000 for 2010 primarily due to a decline in our work force development clients. As of December 31, 2010, there were approximately 8.2 million individuals eligible to receive services under our non-emergency transportation services contracts. We provided services to our direct clients from 307 locations in 43 states, the District of Columbia and British Columbia.

Our working capital requirements are primarily funded by cash from operations and borrowings from our credit facility, which provides funding for general corporate purposes and acquisitions. We remain focused on reducing our debt and in January 2010 we prepaid $5.0 million of our term loan debt under the credit and guaranty agreement, as amended. In addition, on March 11, 2011, we replaced our then existing credit facility with a new credit agreement as discussed in further detail below under the heading entitled Liquidity and capital resources—*Liquidity matters*.

How we grow our business and evaluate our performance

Our business has grown internally through organic expansion into new markets, increases in the number of clients served under contracts we or the entities we manage are awarded, and externally through acquisitions.

We typically pursue organic expansion into markets that are contiguous to our existing markets or where we believe we can quickly establish a significant presence. When we expand organically into a market, we typically have no clients or perform no management services in the market and are required to incur start-up costs including the costs of space, required permits and initial personnel. These costs are expensed as incurred and our new offices can be expected to incur losses for a period of time until we adequately grow our revenue from clients or management fees.

We continue to selectively identify and pursue strategic acquisitions in markets where we see opportunities but where we lack the contacts and/or personnel to make a successful organic entry. Unlike organic expansion which involves start-up costs that may dilute earnings, expansion through acquisitions have generally been accretive to our earnings. However, we bear financing risk and where debt is used, the risk of leverage by expanding through acquisitions. We also must integrate the acquired business into our operations which could disrupt our business and we may not be able to realize operating and economic synergies upon integration. Finally, our acquisitions involve purchase prices in excess of the fair value of tangible assets and cash or receivables. This excess purchase price is allocated to intangible assets, including goodwill, and is subject to periodic evaluation and impairment or other write downs that are charges against our earnings. There are no assurances, however, that we will complete acquisitions in the future or that any completed acquisitions will prove profitable for us.

In all our markets we focus on several key performance indicators in managing our business. Specifically, we focus on growth in the number of clients served, as that particular metric is the key driver of our revenue growth. We also focus on the number of employees and the amount of outsourced transportation cost as these items are our most important variable costs and the key to the management of our operating margins.

How we earn our revenue

We operate in two segments: Social Services and Non-Emergency Transportation Services, or NET Services.

Social Services

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries, HMOs, commercial insurers, and from our management contracts with not-for-profit social services organizations. The government entities that pay for our services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of the contracts where we provide social services directly, we are paid an hourly fee. In other such situations, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. These revenues are presented in our consolidated statements of operations as either revenue from home and community based services or foster care services.

Where we contract to manage the operations of not-for-profit social services organizations, we receive a management fee that is either based upon a percentage of the revenue of the managed entity or a predetermined fee. These revenues are presented in our consolidated statements of operations as management fees. Because we provide substantially all administrative functions for these entities and our management fees are largely dependent upon their revenues, we also monitor for management and disclosure purposes the revenues of the entities we manage. We refer to the revenues of these entities as managed entity revenue.

NET Services

Where we provide non-emergency transportation management services, we contract with state Medicaid and local agencies, regional and medical hospital systems or private managed care companies. Most of our contracts for non-emergency transportation management services are capitated (where we are paid on a per member per month basis for each eligible member). We do not direct bill for services under our capitated contracts as our revenue is based on covered lives. Our school transportation contracts are with local governments and are paid on a per trip basis or per bus per day basis. These revenues are presented in our consolidated statements of operations as non-emergency transportation services revenue.

Critical accounting policies and estimates

General

In preparing our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, we are required to make estimates and judgments that affect the amounts reflected in our financial statements. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. However, actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies most important to the portrayal of our financial condition and results of operations. These policies require our most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters inherently uncertain. Our most critical accounting policies pertain to revenue recognition, accounts receivable and allowance for doubtful accounts, accounting for business combinations, goodwill and other intangible assets, accrued transportation costs, accounting for management agreement relationships, loss reserves for certain reinsurance and self-funded insurance programs, stock-based compensation, foreign currency translation, derivative instruments and hedging activities and income taxes. We have reviewed our critical accounting estimates with our board of directors, audit committee and disclosure committee.

Revenue recognition

We recognize revenue at the time services are rendered at predetermined amounts stated in our contracts and when the collection of these amounts is considered to be reasonably assured.

At times we may receive funding for certain services in advance of services actually being rendered. These amounts are reflected in the accompanying consolidated balance sheets as deferred revenue until the actual services are rendered.

As services are rendered, documentation is prepared describing each service, time spent, and billing code under each contract to determine and support the value of each service provided. This documentation is used as a basis for billing under our contracts. The billing process and documentation submitted under our contracts vary among our payers. The timing, amount and collection of our revenues under these contracts are dependent upon our ability to comply with the various billing requirements specified by each payer. Failure to comply with these requirements could delay the collection of amounts due to us under a contract or result in adjustments to amounts billed.

The performance of our contracts is subject to the condition that sufficient funds are appropriated, authorized and allocated by each state, city or other local government. If sufficient appropriations, authorizations and allocations are not provided by the respective state, city or other local government, we are at risk of immediate termination or renegotiation of the financial terms of our contracts.

Social Services segment

Fee-for-service contracts. Revenue related to services provided under fee-for-service contracts is recognized at the time services are rendered and collection is determined to be probable. Such services are provided at established billing rates. Fee-for-service contracts represented approximately 70.6% and 68.1% of our Social Services operating segment revenue for 2009 and 2010, respectively.

Cost based service contracts. Revenue from our cost based service contracts is recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred or excess cost per service over the allowable contract rate. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. We annually submit projected costs for the coming year which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, we submit cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to us for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may take several years from the date we submit the cost report. In cases where funds paid to us exceed the allowable costs to provide services under contract, we may be required to pay back the excess funds.

Our cost reports are routinely audited by our payers on an annual basis. We periodically review our provisional billing rates and allocation of costs and provide for estimated adjustments from the contracting payers. We believe that adequate provisions have been made in our consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts, which historically have not been material, are recorded in our consolidated statement of operations in the year of settlement. Cost based service contracts represented approximately 18.5% and 21.3% of our Social Services operating segment revenue for 2009 and 2010, respectively.

Annual block purchase contract. Our annual block purchase contract with The Community Partnership of Southern Arizona, referred to as CPSA, requires us to provide or arrange for behavioral health services to eligible populations of beneficiaries as defined in the contract. We must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. We are obliged to provide services only to those clients with a demonstrated medical necessity. Our annual funding allocation amount is subject to increase when our encounters exceed the contract amount; however, such increases in the annual funding allocation amount are subject to government appropriation and may not be approved. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a specified limit to the level of services that may be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, we are at-risk if the costs of providing necessary services exceed the associated reimbursement.

We are required to regularly submit service encounters to CPSA electronically. On an on-going basis and at the end of CPSA's June 30 fiscal year, CPSA is obligated to monitor the level of service encounters. If the encounter data is not sufficient to support the year-to-date payments made to us, unless waived, CPSA has the right to prospectively reduce or suspend payments to us.

For revenue recognition purposes, our service encounter value (which represents the value of actual services rendered) must equal or exceed 90% of the revenue recognized under our annual block purchase contract for the contract year. The remaining 10% of revenue recognized in each reporting period represents payment for network overhead administrative costs incurred in order to fulfill our obligations under the contract. Administrative costs include, but are not limited to, intake services, clinical liaison oversight for each behavioral health recipient, cultural liaisons, financial assessments and screening, data processing and information systems, staff training, quality and utilization management functions, coordination of care and subcontract administration.

We recognize revenue from our annual block purchase contract corresponding to the service encounter value. If our service encounter value is less than 90% of the amounts received from CPSA for the contract year, unless waived, we recognize revenue equal to the service encounter value and record a liability for any excess amounts received. CPSA has not reduced, withheld, or suspended any material payments that have not been subsequently reimbursed. We believe our encounter data is sufficient to have earned all amounts recorded as revenue under this contract.

If our service encounter value equals 90% of the amounts received from CPSA for the contract year, we recognize revenue at the contract amount, which is one-twelfth of the established annual contract amount each month.

If our service encounter value exceeds 90% of the contract amount, we recognize revenue in excess of the annual funding allocation amount if collection is reasonably assured. We evaluate factors regarding payment probability related to the determination of whether any such additional revenue over the contractual amount is considered to be reasonably assured.

The terms of the contract may be reviewed prospectively and amended as necessary to ensure adequate funding of our contractual obligations; however, we cannot guarantee amendments will be completed or that funding will be adequate. Our revenues under the annual block purchase contract for 2009 and 2010 represented approximately 6.7% of our Social Services operating segment revenues for each year.

Management agreements. We maintain management agreements with a number of not-for-profit social services organizations whereby we provide certain management services for these organizations. In exchange for our services, we receive a management fee that is either based on a percentage of the revenues of these organizations or a predetermined fee. Management fees earned under our management agreements represented approximately 4.2% and 4.0% of our Social Services operating segment revenue for 2009 and 2010, respectively.

The costs associated with generating our management fee revenue are accounted for in client service expense and in general and administrative expense in our consolidated statements of operations.

NET Services segment

Capitation contracts. Approximately 89% of our non-emergency transportation services revenue is generated under capitated contracts where we assume the responsibility of meeting the transportation needs of a specific geographic population. Revenues under capitation contracts with our payers result from per-member monthly fees based on the number of participants in our payer's program. Aggregate revenue from our top five payers for 2009 and 2010 represented approximately 47% and 49%, respectively, of our NET Services operating segment revenue for such period.

Fee-for-service contracts. Revenues earned under fee-for-service contracts are recognized when the service is provided. Revenue under these types of contracts is based upon contractually established billing rates less allowance for contractual adjustments. Estimates of contractual adjustments are based upon payment terms specified in the related agreements.

Accounts receivable and allowance for doubtful accounts

Clients are referred to us through governmental social services programs and we only provide services at the direction of a payer under a contractual arrangement. These circumstances have historically minimized any uncollectible amounts for services rendered. However, we recognize that not all amounts recorded as accounts receivable will ultimately be collected.

We record all accounts receivable amounts at their contracted amount, less an allowance for doubtful accounts. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to cover the risk that an account will not be collected. We regularly evaluate our accounts receivable, especially receivables that are past due, and reassess our allowance for doubtful accounts based on specific client collection issues. We pay particular attention to amounts outstanding for 365 days and longer. Any account receivable older than 365 days is deemed uncollectible and written off or fully reserved unless we have specific information from the payer that payment for those amounts is forthcoming or other evidence which we believe supports the collection of amounts older than 365 days. In circumstances where we are aware of a specific payer's inability to meet its financial obligation, we record a specific addition to our allowance for doubtful accounts to reduce the net recognized receivable to the amount we reasonably expect to collect.

Under certain of our contracts, billings do not coincide with revenue recognized on the contract due to payer administrative issues. These unbilled accounts receivable represent revenue recorded for which no amount has been invoiced and for which we expect an invoice will not be provided to the payer within the normal billing cycle. All unbilled amounts are expected to be billed within one year.

Our write-off experience for 2009 and 2010 was approximately 1.0% of revenue.

Accounting for business combinations, goodwill and other intangible assets

When we consummate an acquisition we separately value all acquired identifiable intangible assets apart from goodwill in accordance with Accounting Standards Codification, or ASC, Topic 805-*Business Combinations*. We analyze the carrying value of goodwill at the end of each fiscal year. In connection with our year-end asset impairment test, we reconcile the aggregate fair value of our reporting units to our market capitalization including a reasonable control premium. As part of this annual impairment test, we also compare the fair value of each reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, there is an indication of impairment. If an indication of impairment is identified, the impairment loss, if any, is measured by comparing the implied fair value of the reporting unit's goodwill with its carrying value. In calculating the implied fair value of the reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other identifiable assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying value of goodwill exceeds its implied fair value.

Similarly conducted interim impairment tests may also be required in advance of our annual impairment test if events occur or circumstances change that would more likely than not reduce the fair value, including goodwill, of one or more of our reporting units below the reporting unit's carrying value. Such circumstances could include but are not limited to: (1) a significant adverse change in legal factors or in the climate of our business, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

In determining whether or not we had goodwill impairment to report for the years ended December 31, 2010, 2009 and 2008, we considered both a market-based valuation approach and an income-based valuation approach when estimating the fair values of our reporting units with goodwill balances as of such dates. In arriving at the fair value of the reporting units, greater weight was attributed to the market approach than the income approach as we place less confidence on the forecasted results after 2011. We weighted the market-based valuation results at 75% and the income-based valuation results at 25% for the majority of our reporting units, which was consistent with our weighting methodology in 2009. Under the market approach, the fair value of the reporting unit is determined using one or more methods based on current values in the market for similar businesses. Under the income approach, the fair value of the reporting unit is based on the cash flow streams expected to be generated by the reporting unit over an appropriate period and then discounting the cash flows to present value using an appropriate discount rate. The income approach is dependent on a number of significant management assumptions, including estimates of future revenue and expenses, growth rates and discount rates. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether existing goodwill is impaired could change and result in a material effect on our consolidated financial position or results of operations.

Based on the results of our asset impairment test completed as of December 31, 2009 and 2010, we determined that none of our goodwill was impaired. The assumptions used to estimate fair value were based on estimates of future revenue and expenses incorporated in our current operating plans, growth rates and discounts rates, our interpretation of current economic indicators and market valuations. Significant assumptions and estimates included in our current operating plans were associated with revenue growth, profitability, and related cash flows. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions of the reporting units. We also considered assumptions that market participants may use. By their nature, these projections and assumptions are uncertain. Potential events and circumstances that could have an adverse effect on our assumptions include the lack of sufficient funds allocated by our state and local government payers to compensate us for the level of services we currently provide or the potential increased level of service we may be required to provide in the future due to the impact of the current economic downturn, and loss of a significant contract. The fair values of our other reporting units were substantially in excess of their carrying values.

Based on the results of our impairment tests completed as of September 30, 2008 (interim) and December 31, 2008 (annual), we recorded a total goodwill impairment charge for the year ended December 31, 2008 of $156.7 million, which is included in "Asset impairment charges" in the accompanying consolidated statements of operations. Of this non-cash impairment charge, approximately $60.7 million was related to our Social Services operating segment and approximately $96.0 million was related to our NET Services operating segment.

In connection with our acquisitions, we allocate a portion of the purchase consideration to management contracts, customer relationships, restrictive covenants, software licenses and developed technology based on the direct or indirect contribution to future cash flows on a discounted cash flow basis expected from these intangible assets over their respective useful lives.

We assess whether any relevant factors limit the period over which acquired assets are expected to contribute directly or indirectly to future cash flows for amortization purposes and determine an appropriate useful life for acquired customer relationships based on the expected period of time we will provide services to the payer. While we use discounted cash flows to value intangible assets, we have elected to use the straight-line method of amortization to determine amortization expense. If applicable, we assess the recoverability of the unamortized balance of our long-lived assets based on undiscounted expected future cash flows. If the review indicates that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of any long-lived asset is recognized as an impairment loss.

Based on the results of our impairment tests completed as of September 30, 2008 (interim) and December 31, 2008 (annual), we recorded a total asset impairment charge related to other intangible assets for the year ended December 31, 2008 of $13.2 million, which is included in "Asset impairment charges" in the accompanying consolidated statements of operations. This non-cash impairment charge includes the $11.0 million recorded with respect to our NET Services operating segment as of September 30, 2008 and the $2.2 million recorded with respect to our Social Services operating segment as of December 31, 2008.

Accrued transportation costs

Transportation costs are estimated and accrued in the month the services are rendered by outsourced providers utilizing gross reservations for transportation services less cancellations, and average costs per transportation service by customer contract. Average costs per contract are derived by utilizing historical cost trends. Actual costs relating to a specific accounting period are monitored and compared to estimated accruals. Adjustments to those accruals are made based on reconciliations with actual costs incurred.

Accounting for management agreement relationships

Due to the nature of our business and the requirement or desire by certain payers to contract with not-for-profit social services organizations, we sometimes enter into management contracts with not-for-profit social services organizations where we provide them with administrative, program and other management services. These not-for-profit organizations contract directly with state and local agencies to provide a variety of community based mental health and foster care services to children and adults. Each of these organizations is separately incorporated and organized with its own independent board of directors.

Our management agreements with these not-for-profit organizations typically:

- require us to provide management, accounting, advisory, supportive, consultative and administrative services;
- require us to provide the necessary resources to effectively manage the business and services provided;
- require that we hire, supervise and terminate personnel, review existing personnel policies and assist in adopting and implementing progressive personnel policies; and
- compensate us with a management fee in exchange for the services provided.

All of our management services are subject to the approval or direction of the managed entities' board of directors.

We have concluded that our management agreements do not meet the provisions of ASC Topic 810, "*Consolidation*", or ASC 810, thus the operations of these organizations are not consolidated with our operations. We will evaluate the impact of the provisions of ASC 810, if any, on future acquired management agreements.

Loss reserves for certain reinsurance and self-funded insurance programs

We reinsure a substantial portion of our general and professional liability and workers' compensation costs under reinsurance programs through our wholly-owned subsidiary Social Services Providers Captive Insurance Company, or SPCIC. SPCIC is a licensed captive insurance company domiciled in the State of Arizona. SPCIC maintains reserves for obligations related to our reinsurance programs for our general and professional liability and workers' compensation coverage.

As of December 31, 2009 and 2010, SPCIC had reserves of approximately $4.6 million and $6.8 million, respectively, for the general and professional liability and workers' compensation programs.

In addition, we own Provado Insurance Services, Inc., or Provado, a licensed captive insurance company domiciled in the State of South Carolina. Provado has historically provided reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to various members of the network of subcontracted transportation providers and independent third parties within our NET Services operating segment. Effective February 15, 2011, Provado does not intend to renew its reinsurance agreement and will not assume additional liabilities for policies commencing thereafter. It will continue to administer existing policies for the foreseeable future and resolve remaining and future claims related to these policies.

Provado maintains reserves for obligations related to the reinsurance programs for general liability, automobile liability, and automobile physical damage coverage. As of December 31, 2009 and 2010, Provado had reserves of approximately $7.2 million and $6.5 million, respectively.

These reserves are reflected in our consolidated balance sheets as reinsurance liability reserves. We utilize analyses prepared by third party administrators and independent actuaries based on historical claims information with respect to the general and professional liability coverage, workers' compensation coverage, automobile liability, and automobile physical damage to determine the amount of required reserves.

We also maintain a self-funded health insurance program provided to our employees. With respect to this program, we consider historical and projected medical utilization data when estimating our health insurance program liability and related expense as well as using services of a third party administrator. As of December 31, 2009 and 2010, we had approximately $1.6 million and $1.3 million, respectively, in reserve for our self-funded health insurance programs.

We continually analyze our reserves for incurred but not reported claims, and for reported but not paid claims related to our reinsurance and self-funded insurance programs. We believe our reserves are adequate. However, significant judgment is involved in assessing these reserves such as assessing historical paid claims, average lags between the claims' incurred date, reported dates and paid dates, and the frequency and severity of claims. We are at risk for differences between actual settlement amounts and recorded reserves and any resulting adjustments are included in expense once a probable amount is known. There were no significant adjustments recorded in the periods covered by this report. Any significant increase in the number of claims or costs associated with claims made under these programs above our reserves could have a material adverse effect on our financial results.

Stock-based compensation

We follow the fair value recognition provisions of ASC Topic 718-*Compensation-Stock Compensation,* or ASC 718, which requires companies to measure and recognize compensation expense for all share based payments at fair value. With respect to stock option awards, the fair value is estimated on the date of grant using the Black-Scholes-Merton option-pricing formula and amortized over the option's vesting periods. The Black-Scholes-Merton option-pricing formula requires us to make assumptions for the expected dividend yield, stock price volatility, life of options and risk-free interest rate. We adopted the requirements of ASC 718 using the modified prospective transition method in which compensation costs are recognized beginning with the effective date based on the requirements of ASC 718 for all awards granted to employees prior to the effective date of ASC 718 that remain unvested on the effective date.

We follow the short-cut method prescribed by ASC 718 to calculate our pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718, or APIC pool. There was no effect on our financial results for 2009 or 2010 related to the application of the short-cut method to determine our APIC pool balance.

Under ASC 718, the benefits of tax deductions in excess of the estimated tax benefit of compensation costs recognized in the statement of operations for those options are classified as financing cash flows. For 2009, the amount of net excess tax benefits resulting from the exercise and cancellation of stock options was approximately $95,000 (net of approximately $45,000 in tax shortfalls resulting from the cancellation of stock options). For 2008 and 2010, we had a net tax shortfall resulting from the exercise and cancellation of stock options of approximately $1.3 million and $176,000 (net of approximately $185,000 and $66,000 in excess tax benefits resulting from the exercise of stock options), respectively. The gross excess tax benefits resulting from the exercise of stock options are reflected as cash flows from financing activities for 2008, 2009 and 2010 in our consolidated statements of cash flows. Our 2006 Long-Term Incentive Plan, as amended, or 2006 Plan, allows us the flexibility to issue up to 2,900,000 shares of our common stock pursuant to awards of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units including restricted stock units and performance awards to employees, directors, consultants, advisors and others who are in a position to make contributions to our success and to encourage such persons to take into account our long-term interests and the interests of our stockholders through ownership of our common stock or securities with value tied to our common stock.

Foreign currency translation

The financial position and results of operations of our foreign subsidiary are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of this subsidiary are translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities are translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders' equity, unless there is a sale or complete liquidation of the underlying foreign investment. Presently, it is our intention to indefinitely reinvest the undistributed earnings of our foreign subsidiary in foreign operations. Therefore, we are not providing for U.S. or additional foreign withholding taxes on our foreign subsidiary's undistributed earnings. Generally, such earnings become subject to U.S. tax upon the remittance of dividends and under other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings due to the complexities of the Internal Revenue Code of 1986, as amended, or IRC, rules and regulations and the hypothetical nature of the calculations.

Derivative Instruments and Hedging Activities

We held a derivative financial instrument for the purpose of hedging interest rate risk. The type of risk hedged relates to the variability of future earnings and cash flows caused by movements in interest rates applied to our floating rate long-term debt. We documented our risk management strategy and hedge effectiveness at the inception of the hedge and continued to assess its effectiveness during the term of the hedge. We designated the interest rate swap as a cash flow hedge under ASC Topic 815-*Derivatives and Hedging*.

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value. We measure hedge effectiveness by formally assessing, at least quarterly, the correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The gain or loss on the effective portion of the hedge (i.e. change in fair value) was reported as a component of other comprehensive income. The remaining gain or loss of the ineffective portion of the hedge, if any, was recognized in earnings. The fair value of the cash flow hedging instrument was a liability of approximately $372,000 as of December 31, 2009, which was classified as "Interest rate swap" in our consolidated balance sheets. As of December 31, 2010, we did not have any hedging instruments.

Income Taxes

Deferred income taxes are determined by the liability method in accordance with ASC Topic 740-*Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance which includes amounts for state net operating loss carryforwards for which we have concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. We recognize interest and penalties related to income taxes as a component of income tax expense.

Results of operations

Segment reporting. Our financial operating results are organized and reviewed by our chief operating decision maker along our service lines in two reportable segments (i.e., Social Services and NET Services). We operate these reportable segments as separate divisions and differentiate the segments based on the nature of the services they offer. The following describes each of our segments.

Social Services

Social Services includes government sponsored social services consisting of home and community based counseling, foster care and not-for-profit management services. Our operating entities within Social Services provide services to a common customer group, principally individuals and families. All of our operating entities within Social Services follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. We manage our operating activities within Social Services by actual to budget comparisons within each operating entity rather than by comparison between entities.

The actual operating contribution margins of the operating entities that comprise Social Services ranged from approximately 1.3% to 12.3% for the year ended December 31, 2010. We believe that the long term operating contribution margins of our operating entities that comprise Social Services will approximate between 8% and 12% as the respective entities' markets mature, we cross sell our services within markets, and standardize our operating model among entities including acquisitions.

Our chief operating decision maker regularly reviews financial and non-financial information for each individual entity within Social Services. While financial performance in comparison to budget is evaluated on an entity-by-entity basis, our operating entities comprising Social Services are aggregated into one reporting segment for financial reporting purposes because we believe that the operating entities exhibit similar long term financial performance. In addition, our revenues, costs and contribution margins are not significantly affected by allocating more or less resources to individual operating entities within Social Services because the economic characteristics of our business are substantially dependent upon individualized market demographics which affect the amount and type of services in demand as well as our cost structure (primarily payroll and related costs) and contract rates with payers. In conjunction with the financial performance trends, we believe the similar qualitative characteristics of the operating entities we aggregate within Social Services and budgetary constraints of our payers in each market provide a foundation to conclude that the entities that we aggregate within Social Services have similar economic characteristics. Thus, we believe the economic characteristics of our operating entities within Social Services meet the criteria for aggregation into a single reporting segment under ASC Topic 280-*Segment Reporting.*

NET Services

NET Services includes managing the delivery of non-emergency transportation services. We operate NET Services as a separate division with operational management and service offerings distinct from our Social Services operating segment. Financial and operating performance reporting is conducted at a contract level and reviewed weekly at both the operating entity level as well as the corporate level by our chief operating decision maker. Gross margin performance of individual contracts is consolidated under the associated operating entity and direct general and administrative expenses are allocated to the operating entity.

Consolidated Results

The following table sets forth the percentage of consolidated total revenues represented by items in our consolidated statements of operations for the periods presented:

	Year Ended December 31,		
	2008	2009	2010
Revenues:			
Home and community based services	37.3%	36.1%	33.3%
Foster care services	4.7	4.6	4.0
Management fees	2.9	1.8	1.6
Non-emergency transportation services	55.1	57.5	61.1
Total revenues	100.0	100.0	100.0
Operating expenses:			
Client service expense	36.7	34.3	32.9
Cost of non-emergency transportation services	51.5	51.9	53.9
General and administrative expense	7.0	5.5	5.3
Asset impairment charge	24.6	—	—
Depreciation and amortization	1.8	1.6	1.4
Total operating expenses	121.6	93.3	93.5
Operating income (loss)	(21.6)	6.7	6.5
Non-operating expense:			
Interest expense, net	2.7	2.6	1.8
Income (loss) before income taxes	(24.3)	4.1	4.7
Provision (benefit) for income taxes	(1.8)	1.5	2.0
Net income (loss)	(22.5)%	2.6%	2.7%

Overview of our results of operations for 2010

Our financial results for 2010 as compared to 2009 were favorably impacted by continued increases in Medicaid enrollment, our preferred provider status we enjoy in many of our markets, effective cost management and relatively stable rates overall. We believe the trend away from the more expensive out-of-home providers in favor of home and community based delivery systems like ours will continue as states continue to be challenged with lower levels of funding and are forced to do more with less. As a result, we are seeing increased utilization of our services and expect a return of census growth in our Social Services operating segment in 2011. Our direct client census declined in 2010 as compared to 2009 primarily due to a decline in our work force development clients.

Our non-emergency transportation services revenue for 2010 as compared to 2009 was favorably impacted by the ramp up of significant contracts awarded to our NET Services operating segment during 2009, continued membership increases related to new and existing contracts, as well as expansion into commercial ambulance management services with some of the existing entities with which we contract for services. In addition, lower than anticipated utilization rates for our NET Services, continued focus on reducing unit cost through lower cost transportation alternatives and our continued success in gaining operating efficiencies by leveraging existing infrastructure and back-office support to provide services under new contracts resulted in an improved operating margin for 2010 as compared to 2009.

In 2010, we phased out the wage freeze that was in effect during 2009. We are providing our employees with wage increases based on our compensation policy which has resulted in increased payroll expense for 2010 in comparison to 2009.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

	Year Ended December 31,		Percent change
	2009	2010	
Home and community based services	$289,006,655	$292,735,117	1.3%
Foster care services	37,283,711	35,547,733	-4.7%
Management fees	14,447,586	13,637,781	-5.6%
Non-emergency transportation services	460,275,314	537,776,026	16.8%
Total revenues	$801,013,266	$879,696,657	9.8%

Home and community based services. Our home and community based services provided additional revenue of approximately $3.7 million for 2010 as compared to 2009. This increase was primarily due to additional client volume from contracts that began subsequent to September 30, 2009 and increases in the number of clients served in certain locations. These increases were partially offset by rate and service authorization reductions under various other contracts.

Foster care services. Our foster care services revenue declined from 2009 to 2010 primarily as a result of clients being referred into lower levels of foster care services and earlier discharges, as appropriate, in the Tennessee market. This change resulted in a decrease in foster care services revenue of approximately $2.4 million year over year. With more emphasis being placed on lower cost alternatives by our payers, we expect this trend to continue.

Management fees. Revenue for entities we manage but do not consolidate for financial reporting purposes (managed entity revenue) decreased to $209.8 million for 2010 as compared to $216.6 million for 2009. The decrease in management fees for 2010 as compared to 2009 was primarily attributable to one of our managed entities disposing of assets resulting in less revenue earned by the entity. Our management fees are based on the managed entity's revenue and resulted in a decrease in our management fees.

Non-emergency transportation services. The increase in non-emergency transportation services revenue was due to the effects of the New Jersey contract that started July 1, 2009, additional membership related to existing and new contracts, as well as expansion into commercial ambulance management services with some of the existing entities with which we contract for services in California. A significant portion of this revenue was generated under capitated contracts where we assumed the responsibility of meeting the transportation needs of a specific geographic population. Due to the fixed revenue stream and variable expense base structure of our NET Services operating segment, expenses related to this segment vary with seasonal fluctuations. We expect our operating results will continuously fluctuate on a quarterly basis.

Operating expenses

Client service expense. Client service expense included the following for the years ended December 31, 2009 and 2010:

	Year Ended December 31,		Percent change
	2009	2010	
Payroll and related costs	$196,570,609	$207,553,312	5.6%
Purchased services	34,783,887	33,843,566	-2.7%
Other operating expenses	43,606,746	47,492,165	8.9%
Stock-based compensation	165,377	262,968	59.0%
Total client service expense	$275,126,619	$289,152,011	5.1%

Payroll and related costs. Our payroll and related costs increased for 2010 as compared to 2009, as we phased out the wage freeze that was initiated in 2009 and added new employees in 2010. As a percentage of revenue, excluding NET Services revenue, payroll and related costs increased from 57.7% for 2009 to 60.7% for 2010.

Purchased services. We subcontract with a network of providers for a portion of the workforce development services we provide throughout British Columbia. In addition, we incur a variety of other support service expenses in the normal course of business. The decrease in purchased services for 2010 as compared to 2009 was attributable to a decrease of approximately $1.4 million related to our workforce development services in British Columbia due to our decreased use of reimbursed third-party services as well as a decrease in foster parent payments of approximately $173,000. Offsetting these decreases was an increase in expenses for behavioral health services of approximately $567,000 attributable to an increase in client volume during 2010. As a percentage of revenue, excluding NET Services revenue, purchased services decreased from 10.2% for 2009 to 9.9% for 2010.

Other operating expenses. For 2010, other operating expenses such as client related expenses, professional services and the procurement of technology equipment increased as compared to 2009 due to the growth in the average number of clients served in existing markets. There was also an increase in other operating expenses of approximately $2.0 million that resulted from the reclassification of expenses related to the activities of one of our captive insurance subsidiaries from general and administrative expense to client service expense for 2010. These increases were partially offset by a decrease in temporary labor of approximately $1.4 million primarily related to a workforce development contract for which we no longer incur temporary labor costs. As a percentage of revenue, excluding NET Services revenue, other operating expenses increased to 13.9% for 2010 from 12.8% for 2009.

Stock-based compensation. Stock-based compensation of approximately $165,000 and $263,000 for 2009 and 2010, respectively, represents the amortization of the fair value of stock options awarded to key employees under our 2006 Plan.

Cost of non-emergency transportation services.

	Year Ended December 31,		Percent change
	2009	2010	
Payroll and related costs	$ 49,831,942	$ 53,865,266	8.1%
Purchased services	341,976,321	396,220,686	15.9%
Other operating expenses	23,491,549	23,398,460	-0.4%
Stock-based compensation	—	644,174	
Total cost of non-emergency transportation services	$415,299,812	$474,128,586	14.2%

Payroll and related costs. The increase in payroll and related costs of our NET Services operating segment for 2010 as compared to 2009 was due to the elimination of the wage freeze that was initiated in 2009 as well as the addition of administrative staff and other employees to support our growth, the largest of which related to the opening on July 1, 2009 of our Edison, New Jersey Call Center in support of our Medicaid contract and further geographic expansion in New Jersey effective July 2010. As a percentage of NET Services revenue, payroll and related costs decreased from 10.8% for 2009 to 10.0% for 2010. This decrease is attributable to efficiencies and economies of scale produced by servicing new contracts and the expansion of our services in New Jersey and California utilizing existing management staff and call center facilities.

Purchased services. Through our NET Services operating segment we subcontract with a number of third party transportation providers to provide non-emergency transportation services to our clients. For 2010, purchased transportation costs increased due to services provided under new contracts as compared to 2009. As a percentage of NET Services revenue, purchased services decreased from approximately 74.3% for 2009 to approximately 73.7%

for 2010. Lower utilization and lower unit cost due to a positive shift in the service mix to lower cost modes such as mass transit during 2010 resulted in lower purchased services expense as a percentage of revenue for 2010 as compared to 2009.

Other operating expenses. Other operating expenses of our NET Services operating segment as a percentage of NET Services revenue decreased from 5.1% for 2009 to 4.4% for 2010. The decrease was due to efficiencies and economies of scale created through the assignment of new managed care and commercial ambulance business to existing call center facilities, in particular, our Phoenix, Arizona facility.

Stock-based compensation. Stock-based compensation expense of approximately $644,000 for 2010 represents the amortization of the fair value of stock options awarded to employees of our NET Services operating segment since January 1, 2009 under our 2006 Plan.

General and administrative expense.

Year Ended December 31, 2009	Year Ended December 31, 2010	Percent change
$ 44,009,666	$46,460,682	5.6%

The increase in corporate administrative expenses was a result of an increase in compensation expense, primarily related to incentive compensation and wage increases, of approximately $1.3 million and an increase in stock based compensation expense of approximately $761,000. Additionally, rent expense increased approximately $2.5 million due to the growth of our operations and expenses associated with relocating our corporate offices. Partially offsetting these increases was a decrease in bank fees of approximately $1.1 million for 2010 as compared to 2009, which was primarily attributable to the 2009 amendment of the credit and guarantee agreement discussed below. Additionally, legal fees decreased approximately $1.3 million for 2010 as compared to 2009. The legal fees incurred during 2009 were primarily related to the amendment of the credit and guarantee agreement and the abandoned consent solicitation initiated by a dissident stockholder.

As a percentage of revenue, general and administrative expense decreased from 5.5% for 2009 to 5.3% for 2010 due to the effect of lower incremental general and administrative expenses of our NET Services operating segment relative to its total revenue contribution.

Depreciation and amortization.

Year Ended December 31, 2009	Year Ended December 31, 2010	Percent change
$ 12,852,107	$12,652,027	-1.6%

As a percentage of revenues, depreciation and amortization decreased from approximately 1.6% for 2009 to approximately 1.4% for 2010.

Non-operating (income) expense

Interest expense. Decreased interest expense for 2010 as compared to 2009 of $16.3 million and $20.8 million, respectively, was primarily due to the decrease in our debt obligations. Our current and long-term debt obligations have decreased to approximately $182.3 million at December 31, 2010 from $204.2 million at December 31, 2009.

Interest income. Interest income for 2009 and 2010 was approximately $366,000 and $256,000, respectively, and resulted primarily from interest earned on interest bearing bank and money market accounts.

Provision for income taxes

The provision for income taxes was based on our estimated annual effective income tax rate for the full fiscal year equal to approximately 42.8% for 2010 as compared to approximately 36.6% for 2009. Our estimated annual effective income tax rate differs from the federal statutory rate primarily due to nondeductible permanent differences, foreign taxes and state income taxes.

Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2010 and 2009 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. In 2009, these items were partially offset by total tax benefits of $1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns. The $1.4 million true-up was primarily attributable to reconciling our estimated liabilities using a blended state tax rate to actual state tax return amounts.

At December 31, 2010, we had future tax benefits of approximately $67,000 related to $192,000 of available federal net operating loss carryforwards which expire in years 2017 through 2025 and $28.7 million of state net operating loss carryforwards which expire in 2012 through 2030. As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), our ability to utilize our net operating losses is restricted. The state net operating loss carryforwards expire as follows:

2012	$ 1,055,266
2013	501,952
2014	239,141
2015	272,449
Thereafter	26,650,707
	$28,719,515

Our valuation allowance includes approximately $17.4 million of state net operating loss carryforwards for which we have concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations.

In addition, we recognized a net tax shortfall related to the exercise and cancellation of stock options for 2010 in the amount of approximately $176,000 (net of approximately $66,000 in excess tax benefits). In 2009, we recognized net excess tax benefits resulting from the exercise and cancellation of stock options in the amount of $95,000 (net of approximately $45,000 in tax shortfalls).

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

	Year Ended December 31,		Percent change
	2008	2009	
Home and community based services	$258,003,077	$289,006,655	12.0%
Foster care services	32,343,247	37,283,711	15.3%
Management fees	20,217,211	14,447,586	-28.5%
Non-emergency transportation services	381,106,735	460,275,314	20.8%
Total revenues	$691,670,270	$801,013,266	15.8%

Home and community based services. The acquisition of AmericanWork, Inc, or AW, in September 2008 added approximately $10.8 million to home and community based services revenue for 2009 as compared to 2008.

Excluding the acquisition of AW noted above, our home and community based services provided additional revenue of approximately $20.2 million for 2009 as compared to 2008. This increase was primarily due to average client volume increases during the year in new and existing locations and rate increases in certain markets for services provided.

Foster care services. The acquisition of substantially all of the assets in Illinois and Indiana of Camelot Community Care, Inc., or CCC, in September 2008 added approximately $9.5 million to foster care services revenue for 2009 as compared to 2008. Partially offsetting the increase in foster care services revenue for 2009 as compared to 2008 was the impact of our exit from the foster care market in Kentucky in January 2009 and various state foster care program restructurings, which resulted in a net decrease in foster care services revenue of approximately $4.7 million.

Management fees. Revenue for entities we manage but do not consolidate for financial reporting purposes (managed entity revenue) decreased to $216.6 million for 2009 as compared to $242.9 million for 2008 due to the acquisition of assets from CCC (a managed entity) in September 2008 and a managed entity for which we ceased providing significant services beginning in 2009. The decrease of approximately $5.8 million in management fees for 2009 as compared to 2008 was primarily attributable to the acquisition of assets from CCC and the effect of changes made to management services arrangements with certain of our managed entities effective January 1, 2009.

Non-emergency transportation services. The increase in non-emergency transportation services revenue was due to additional membership related primarily to new start-up contracts which accounted for in the aggregate approximately $46 million of additional revenue. Membership increases under existing contracts and negotiated rate increases throughout a number of contracts due to increased utilization, program enhancements and future projected program costs also contributed additional revenue. A significant portion of this revenue was generated under capitated contracts where we assumed the responsibility of meeting the transportation needs of a specific geographic population. Due to the fixed revenue stream and variable expense base structure of our NET Services operating segment, expenses related to this segment vary with seasonal fluctuations.

Operating expenses

Client service expense. Client service expense included the following for the years ended December 31, 2008 and 2009:

	Year Ended December 31,		Percent change
	2008	2009	
Payroll and related costs	$177,430,175	$196,570,609	10.8%
Purchased services	35,636,575	34,783,887	-2.4%
Other operating expenses	37,776,122	43,606,746	15.4%
Stock-based compensation	2,809,251	165,377	-94.1%
Total client service expense	$253,652,123	$275,126,619	8.5%

Payroll and related costs. Our payroll and related costs increased for 2009 as compared to 2008, as we added new direct care providers, administrative staff and other employees or outside contractors to support our growth. In addition, we added over 300 new employees in connection with the purchase of assets from CCC and the acquisition of AW, which resulted in an increase in payroll and related costs of approximately $8.8 million in the aggregate for 2009 as compared to 2008. We also recorded bonus expense for executive management and key employees for 2009 totaling approximately $844,000. Partially offsetting the bonus expense for 2009 as compared to 2008 was a $400,000 bonus that was paid during 2008 and charged to client services expense that was not paid in 2009. As a percentage of revenue, excluding NET Services revenue, payroll and related costs increased from 57.1% for 2008 to 57.7% for 2009 due to the bonus expense and the addition of new employees to support our growth.

Purchased services. We subcontract with a network of providers for a portion of the workforce development services we provide throughout British Columbia. For 2009, use of these services decreased by approximately $2.4 million as compared to 2008. The decrease was primarily attributable to the termination of a contract in British Columbia in 2008 and the effect of imposed revenue caps. Partially offsetting the decrease in purchased services for 2009 as compared to 2008 were increases in foster parent payments amounting to approximately $1.4 million. Increases in foster parent payments were primarily attributable to the assets acquired from CCC in September 2008. As a percentage of revenue, excluding NET Services revenue, purchased services decreased from 11.5% for 2008 to 10.2% for 2009 primarily due to the effects related to our operations in British Columbia noted above.

Other operating expenses. The assets acquired from CCC and the acquisition of AW in September 2008 added approximately $2.9 million to other operating expenses for 2009 as compared to 2008. Further, other operating expenses such as mileage, transportation expenses, client meals, professional fees, equipment and temporary labor for 2009 increased as compared to 2008 due to the growth in the average number of clients serviced in existing markets during the year. Our operating expenses in British Columbia decreased approximately $1.1 million primarily due to the contract termination noted above. As a percentage of revenue, excluding NET Services revenue, other operating expenses increased to 12.8% for 2009 from 12.2% for 2008 due to the growth in the average number of clients serviced in existing markets where other operating expenses incurred have increased under various cost based service contracts.

Stock-based compensation. Stock-based compensation of approximately $165,000 for 2009 represents the amortization of the fair value of stock options awarded to key employees beginning in January 2009 under our 2006 Plan. All stock-based compensation expense for non-corporate employees for 2009 was expensed as part of client service expense. Of the total stock-based compensation expense of approximately $8.8 million for 2008, approximately $2.8 million was expensed as part of client service expense and the remainder as general and administrative expense.

On December 30, 2008, the Compensation Committee of our board of directors approved the acceleration of vesting of all unvested stock-based awards outstanding on that day. The acceleration of vesting of all unvested stock-based awards in 2008 eliminated stock-based compensation expense that would have been charged in 2009 for awards granted prior to December 30, 2008 and accounted for the decrease in stock-based compensation expense for 2009 as compared to 2008.

Cost of non-emergency transportation services.

	Year Ended December 31,		Percent
	2008	**2009**	**change**
Payroll and related costs	$ 41,339,259	$ 49,831,942	20.5%
Purchased services	296,778,499	341,976,321	15.2%
Other operating expenses	18,153,586	23,491,549	29.4%
Total cost of non-emergency transportation services	$356,271,344	$415,299,812	16.6%

Payroll and related costs. The increase in payroll and related costs of our NET Services segment for 2009 as compared to 2008 was due to the addition of administrative staff and other employees to support our growth. In addition, approximately $661,000 of severance expense was recognized as part of key employee departures which contributed to an increase in payroll and related costs for 2009 as compared to 2008. As a percentage of NET Services revenue, payroll and related costs remained constant at 10.8% for 2008 and 2009.

Purchased services. Through our NET Services operating segment we subcontract with a number of third party transportation providers to provide non-emergency transportation services to our clients. For 2009, purchased transportation costs increased due to services provided under new contracts as compared to 2008. As a percentage of

NET Services revenue, purchased services decreased from approximately 77.9% for 2008 to approximately 74.3% for 2009. This decrease was attributed to lower than expected utilization relative to membership increases under existing contracts and/or new contracts, and more selective outsourcing. In addition, more favorable negotiated rates provided lower purchased services as a percent of revenue during 2009 as compared to 2008.

Other operating expenses. Other operating expenses of our NET Services operating segment as a percentage of NET Services revenue increased from 4.8% for 2008 to 5.1% for 2009. The increase was primarily due to our costs associated with back-end support functions related to new contracts.

General and administrative expense.

Year Ended December 31, 2008	2009	Percent change
$ 48,411,826	$44,009,666	-9.1%

The assets acquired from CCC and the acquisition of AW in September 2008 accounted for an increase of approximately $1.2 million in general and administrative expenses related to facilities management for 2009 as compared to 2008. Also contributing to an increase in corporate administrative expenses were arrangement, legal, accounting and other expenses related to the amended credit and guarantee agreement discussed below, legal and other fees related to the 2009 consent solicitation and 2009 proxy contest initiated by a dissident stockholder, costs related to the potential sale of assets and other expenses totaling approximately $3.3 million during 2009, as compared to only $285,000 during 2008. In addition, we recorded bonus expense in 2009 for executive management and key employees in the aggregate amount of approximately $1.9 million. The effect of this bonus accrual on general and administrative expense for 2009 as compared to 2008 was offset by bonuses that were paid to executive management during 2008 totaling $1.2 million.

Offsetting the increases in general and administrative expenses for 2009 as compared to 2008 was a decrease in payroll and related costs partially due to the reduction of employees in response to renegotiated management services fees under modified management services agreements. Due to the acceleration of vesting of all unvested stock-based awards as of December 30, 2008, stock-based compensation expense that would have been charged in 2009 for awards granted prior to December 30, 2008 was eliminated. As a result, general and administrative expense for 2009 decreased by approximately $5.9 million as compared to 2008. Additional decreases in general and administrative expenses resulted from the effect of our efforts to reduce costs generally. As a percentage of revenue, general and administrative expense decreased from 7.0% for 2008 to 5.5% for 2009 due to the effect of lower incremental general and administrative expenses of our NET Services operating segment relative to its total revenue contribution and the decrease in stock-based compensation expense noted above.

Asset impairment charge

During 2008, we experienced a significant and sustained decline in market capitalization due to the decrease in the market price of our common stock resulting, we believe, primarily from lower than anticipated financial results during such period caused by significant changes in the climate of our business, including the uncertainty in the state payer environment and the impact of related budgetary decisions, as well as by the sharp down turn in the United States economy generally. We determined that these factors indicated an impairment loss related to goodwill as of September 30, 2008. As a result, we initiated an interim impairment analysis of the fair value of goodwill and determined that, based on this analysis, goodwill was impaired as of September 30, 2008. Accordingly, we recorded a non-cash asset impairment charge. In addition to the goodwill impairment charge for the three months ended September 30, 2008, we recorded a non-cash asset impairment charge to reduce the carrying value of customer relationships based on their estimated fair values for the same period.

We performed our annual test of impairment of goodwill and an impairment analysis of other intangible assets as of December 31, 2008, based on the same triggering events that gave rise to our interim test for impairment of goodwill and determined that an additional goodwill impairment charge of approximately $26.7 million and an intangible impairment charge of approximately $2.2 million were necessary for 2008. As a result of both our interim and annual impairment tests, we recorded a total asset impairment charge related to goodwill and other intangible assets for the year ended December 31, 2008 of $169.9 million. Our evaluation of goodwill completed as of December 31, 2009 resulted in no impairment losses.

Depreciation and amortization.

Year Ended December 31,		Percent change
2008	2009	
$ 12,721,494	$12,852,107	1.0%

The increase in depreciation and amortization from period to period primarily resulted from the write-down of a management contract in the amount of approximately $458,000, partially offset by a reduction in amortization and depreciation due to the write-down of intangible assets resulting from the impairment of customer relationships in 2008 as well as fully depreciated property and equipment on which no depreciation was recognized. As a percentage of revenues, depreciation and amortization decreased from approximately 1.8% for 2008 to approximately 1.6% for 2009 due to our revenue growth, which outpaced the increase in property and equipment and the impact of lower amortization resulting from the asset impairment charge for 2008.

Non-operating (income) expense

Interest expense. Increased interest expense for 2009 as compared to 2008 was primarily due to accelerated amortization of deferred financing fees (related to the amendment of our credit and guarantee agreement with CIT) in the amount of approximately $348,000 and interest expense associated with the interest rate swap. We prepaid $20.0 million of our term loan debt under the credit and guaranty agreement, as amended, during the fourth quarter of 2009. The prepayment was made in two installments; the first of which, in the amount of $15.0 million, was made on October 9, 2009 and the second installment in the amount of $5.0 million was made on November 9, 2009. Our current and long-term debt obligations have decreased to approximately $204.2 million at December 31, 2009 from $237.8 million at December 31, 2008; however, effective March 11, 2009 (pursuant to the amendment to our credit and guaranty agreement), the interest rate related to our term loan increased from LIBOR plus 3.5% to LIBOR plus 6.5%. The impact of a decrease in the principal amount of our long-term debt (partially offset by an increase in the associated interest rate) resulted in a net decrease in the related interest expense from approximately $11.3 million for 2008 to approximately $10.6 million for 2009.

Interest income. Interest income for 2008 and 2009 was approximately $979,000 and $366,000, respectively, and resulted primarily from interest earned on interest bearing bank and money market accounts.

Provision for income taxes

The provision for income taxes was based on our estimated annual effective income tax rate for the full fiscal year equal to approximately 36.6% for 2009 as compared to approximately 7.3% for 2008. Our estimated annual effective income tax rate differed from the federal statutory rate primarily due to nondeductible permanent differences, foreign taxes and state income taxes.

Our effective tax rate was higher than the United States federal statutory rate of 35.0% for 2009 due primarily to state income taxes, net of federal benefit and other non-deductible expenses. These items were partially offset by total tax benefits of $1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns. The $1.4 million true up was primarily attributable to reconciling our estimated liabilities using a blended state tax rate to actual state tax return amounts.

At December 31, 2009, we had future tax benefits of $1.6 million related to $731,000 of available federal net operating loss carryforwards which expire in years 2011 through 2025 and $32.8 million of state net operating loss carryforwards which expire in 2012 through 2029. As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), our ability to utilize our net operating losses was restricted.

Our valuation allowance included $10.8 million of state net operating loss carryforwards for which we have concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations.

In addition, we recognized net excess tax benefits resulting from the exercise of stock options in the amount of $95,000 (net of approximately $45,000 in tax shortfalls) for 2009 and a net tax shortfall related to the exercise of stock options for 2008 in the amount of $1.3 million (net of approximately $185,000 in excess tax benefits).

Quarterly results

The following table presents quarterly historical financial information for the eight quarters ended December 31, 2010. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this report. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this report. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Results of operations for any quarter are not necessarily indicative of results for a full fiscal year.

	Quarter ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$186,712,167	$191,831,944	$206,822,781(2)	$215,646,374(2)
Operating income	15,041,246(1)	13,974,315(1)	9,791,829(3)	14,917,672
Net income	5,876,656	5,250,334	4,447,924(4)(3)	5,550,693
Earnings per share:				
Basic	$ 0.45	$ 0.40	$ 0.34	$ 0.42
Diluted	$ 0.44	$ 0.40	$ 0.34	$ 0.42

	Quarter ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$220,959,394	$222,320,445	$217,151,296(6)	$219,265,522
Operating income	19,912,779	16,988,722(5)	9,177,917(7)	11,223,933
Net income	9,107,096	7,276,768(5)	2,907,617(7)	4,335,162
Earnings per share:				
Basic	$ 0.69	$ 0.55	$ 0.22	$ 0.33
Diluted	$ 0.66	$ 0.54	$ 0.22	$ 0.33

(1) Operating income for the three months ended March 31, 2009 and June 30, 2009 includes expenses related to the amendment of our credit and guarantee agreement with CIT, fees related to the 2009 consent solicitation and 2009 proxy contest and costs related to the potential sale of assets of approximately $2.0 million and $1.1 million, respectively.

(2) The increase in revenue during the three months ended September 30, 2009 and December 31, 2009 was partially attributable to a NET services contract that began in July 2009. The impact of this new contract resulted in an increase in non-emergency transportation services revenue of approximately $17.6 million for the three months ended September 30, 2009 and $19.1 million for the three months ended December 31, 2009. The increase in revenue during the three months ended September 30, 2009 was partially offset by the impact of lower client demand for our home and community based services during the summer season.

(3) The decrease in operating income and net income for the three months ended September 30, 2009 as compared to the three months ended June 30, 2009 was partially due to bonus expense of approximately $2.6 million recorded for executive management and key personnel. Additionally, there was a decrease of approximately $5.5 million in operating income for our social services segment for the three months ended September 30, 2009 compared to the three months ended June 30, 2009 due to lower client demand for our home and community based services during the summer season.

(4) For the three months ended September 30, 2009, our effective tax rate was lower than the United States federal statutory rate of 35.0% due primarily to total tax benefits of $1.4 million recognized during the three months ended September 30, 2009 related to the true-up of our tax provision from the filing of our 2008 United States federal and state tax returns, partially offset by state income taxes, net of federal benefit and other non-deductible expenses.

(5) Purchased services costs of our non-emergency transportation services increased approximately $2.2 million for the three months ended June 30, 2010 as compared to March 31, 2010 causing a decrease in operating income and net income. The increase is attributable to providing service to additional members during the quarter ended June 30, 2010 as well as expected utilization increases in the spring as compared to the winter months.

(6) Revenues from our home and community based services declined approximately $7 million as compared to the first and second quarters of 2010 due to lower client demand for our home and community based services during the summer season.

(7) Purchased services costs of our non-emergency transportation services increased approximately $3.3 million for the three months ended September 30, 2010 as compared to June 30, 2010 causing a decrease in operating income and net income. The increase is attributable to providing service to additional members during the quarter ended September 30, 2010 and higher utilization experienced during the third quarter of the year due to school programs requiring transportation services in out-of-school settings during the summer months.

Seasonality

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business. In our Social Services operating segment, lower client demand for our home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, our expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, our Social Services operating segment experiences lower operating margins during the holiday and summer seasons. Our NET Services operating segment also experiences fluctuations in demand for our non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month based structure, our NET Services operating segment experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons.

We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for our home and community based services and non-emergency transportation services. As we enter new markets, we could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

Liquidity and capital resources

Short-term liquidity requirements consist primarily of recurring operating expenses and debt service requirements. We expect to meet these requirements through available cash, generation of cash from our operating segments, and the revolving and term loan credit facility that replaced our then existing credit facility effective March 11, 2011 as discussed in more detail below.

Sources of cash for 2010 were primarily from operations. Our balance of cash and cash equivalents was approximately $61.3 million at December 31, 2010, up from $51.2 million at December 31, 2009. Approximately $3.8 million of cash was held by WCG at December 31, 2010 and is not freely transferable without unfavorable tax consequences. We had restricted cash of approximately $14.1 million and $16.4 million at December 31, 2009 and 2010, respectively, related to contractual obligations and activities of our captive insurance subsidiaries and correctional services business. At December 31, 2009 and 2010, our total debt was approximately $204.2 million and $182.3 million, respectively.

Cash flows

Operating activities. Net income of approximately $23.6 million plus non-cash depreciation, amortization, amortization of deferred financing costs, provision for doubtful accounts, stock-based compensation, deferred income taxes and other items of approximately $23.1 million resulted in cash provided by operating activities.

For 2010, net cash flow from operating activities totaled approximately $44.0 million. Decreases in management fees receivable resulted in an increase in cash provided by operations of approximately $1.3 million. Increased amounts prepaid for taxes and insurance accounted for a decrease in cash flow from operations of approximately $3.4 million. Changes in accounts payable, accrued expenses and deferred revenue resulted in cash used in operating activities of $3.9 million, while changes in accrued transportation and other long term liabilities resulted in cash provided by operating activities of approximately $1.7 million. Reinsurance liability reserves related to our reinsurance programs increased resulting in cash provided by operating activities of approximately $1.5 million.

Investing activities. Net cash used in investing activities totaled approximately $12.7 million for 2010. We spent approximately $10.3 million for property and equipment, which included approximately $3.4 million related to the purchase of land and building adjacent to our corporate office. Additionally, changes in restricted cash resulted in cash used in investing activities of approximately $2.3 million.

Financing activities. Net cash used in financing activities totaled approximately $21.4 million for 2010. We repaid approximately $21.9 million of long-term debt and received proceeds from the exercise of stock options of approximately $471,000.

Exchange rate change. The effect of exchange rate changes on our cash flow related to the activities of WCG for 2010 was an increase to cash of approximately $215,000.

Obligations and commitments

Convertible senior subordinated notes. On November 13, 2007, we issued $70.0 million in aggregate principal amount of 6.5% Convertible Senior Subordinated Notes due 2014, or the Notes, under the amended note purchase agreement dated November 9, 2007 to the purchasers named therein in connection with the acquisition of Charter LCI Corporation, including its subsidiaries, collectively referred to as LogistiCare. The proceeds of $70.0 million were used to partially fund the cash portion of the purchase price paid by us to acquire LogistiCare. The Notes are general unsecured obligations subordinated in right of payment to any existing or future senior debt including our credit facility with CIT described below.

In connection with our issuance of the Notes, we entered into an Indenture between us, as issuer, and The Bank of New York Trust Company, N.A., as trustee, or the Indenture.

We pay interest on the Notes in cash semiannually in arrears on May 15 and November 15 of each year. The Notes will mature on May 15, 2014.

The Notes are convertible, under certain circumstances, into common stock at a conversion rate, subject to adjustment as provided for in the Indenture, of 23.982 shares per $1,000 principal amount of Notes. This conversion rate is equivalent to an initial conversion price of approximately $41.698 per share. On and after the occurrence of a fundamental change (as defined below), the Notes will be convertible at any time prior to the close of business on the business day before the stated maturity date of the Notes. In the event of a fundamental change as described in the Indenture, each holder of the notes shall have the right to require us to repurchase the Notes for cash. A fundamental change includes among other things: (i) the acquisition in a transaction or series of transactions of 50% or more of the total voting power of all shares our of capital stock; (ii) a merger or consolidation of our company with or into another entity, merger of another entity into our company, or the sale, transfer or lease of all or substantially all of our assets to another entity (other than to one or more of our wholly-owned subsidiaries), other than any such transaction (A) pursuant to which holders of 50% or more of the total voting power of our capital stock entitled to vote in the election of directors immediately prior to such transaction have or are entitled to receive, directly or indirectly, at least 50% or more of the total voting power of the capital stock entitled to vote in the election of directors of the continuing or surviving corporation immediately after such transaction or (B) which is effected solely to change the jurisdiction of incorporation of our company and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock; (iii) if, during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority of our board of directors then in office; (iv) if a resolution approving a plan of liquidation or dissolution of our company is approved by our board of directors or our stockholders; and (v) upon the occurrence of a termination of trading as defined in the Indenture.

The Indenture contains customary terms and provisions that provide that upon certain events of default, including, without limitation, the failure to pay amounts due under the Notes when due, the failure to perform or observe any term, covenant or agreement under the Indenture, or certain defaults under other agreements or instruments, occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to us or any significant subsidiary of our company, the principal amount of the Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable without any declaration or other act of the Trustee or the holders of the Notes.

Credit facility. On December 7, 2007, we entered into a Credit and Guaranty Agreement, or the Old Credit Agreement, with CIT Healthcare LLC, as administrative agent, Bank of America, N.A. and SunTrust Bank, as co-documentation agents, ING Capital LLC and Royal Bank of Canada, as co-syndication agents, other lenders party thereto and CIT, as sole lead arranger and bookrunner. The Old Credit Agreement was replaced with a new credit agreement on March 11, 2011 as discussed in further detail below.

The Old Credit Agreement, as amended, provided us with a senior secured first lien credit facility in aggregate principal amount of $203.0 million comprised of a $173.0 million, six year term loan and a $30.0 million, five year revolving credit facility, or the Old Credit Facility. On December 7, 2007, we borrowed the entire amount available under the term loan facility and used the proceeds of the term loan to (i) fund a portion of the purchase price paid by us to acquire LogistiCare; (ii) refinance all of the then existing indebtedness under our second amended loan agreement with CIT Healthcare LLC in the amount of approximately $17.3 million; and (iii) pay fees and expenses related to the acquisition of LogistiCare and the financing thereof. The revolving credit facility must be used to (i) provide funds for general corporate purposes of our company; (ii) fund permitted acquisitions; (iii) fund ongoing working capital requirements; (iv) collateralize letters of credit; and (v) make capital expenditures.

The Old Credit Agreement contained customary representations and warranties, affirmative and negative covenants, yield protection, indemnities, expense reimbursement, material adverse change clauses, and events of default and other terms and conditions. In addition, we were required to maintain certain financial covenants under the Old Credit Agreement and the amendment thereto. Under the amendment to the Old Credit Agreement described below, we were in compliance with all financial covenants as of December 31, 2010. We were also prohibited from paying cash dividends if there is a default under the facility or if the payment of any cash dividends would result in default.

On March 11, 2009, we agreed with our creditors to amend certain terms in the Old Credit Agreement (this amendment referred to as Amendment No. 1 to the Old Credit Agreement and, together with the Old Credit Agreement, the Amended Old Credit Agreement) to, among other things:

- decrease the revolving credit facility from $40 million to $30 million;
- increase the interest rate spread on the annual interest rate from LIBOR plus 3.5% to LIBOR plus 6.5% and, with respect to Base Rate Loans (as such terms are defined in the Old Credit Agreement), increase the interest rate spread on the annual interest rate from Base Rate plus 2.5% to Base Rate plus 5.5% effective March 11, 2009; provided the interest rate will be adjusted upwards and we will incur a fee if certain consolidated senior leverage ratios exceed the corresponding ratio ceilings set forth in Amendment No. 1 to the Old Credit Agreement determined as of September 30, 2009 and December 31, 2009;
- amend certain financial covenants to change the requirements to a level where we met the requirements for the fourth quarter of 2008 and for 2009;
- establish a new financial covenant through December 31, 2009 based upon our operations maintaining a minimum EBITDA level (as such term is defined in Amendment No. 1 to the Old Credit Agreement) commencing with the three months ended March 31, 2009; and
- require us to deliver to the lenders monthly consolidated financial statements and a 13-week rolling cash flow forecast each week from the effective date of Amendment No. 1 to the Old Credit Agreement to December 31, 2009.

In exchange for the amendments described above, we agreed to pay an amendment fee to certain lenders equal to $565,000 (0.40% of the aggregate amount of the Revolving Commitment and Term Loan outstanding related to those lenders (as such terms are defined in the Amended Old Credit Agreement)), which was capitalized as deferred financing fees and the net deferred financing fee amount is included in "Other assets" in our consolidated balance sheet at December 31, 2009 and 2010. In addition, in connection with this transaction, we incurred fees and expenses of approximately $2.0 million, including arrangement, legal, accounting and other related costs. These fees and expenses are reflected in "General and administrative expense" in the amount of approximately $1.7 million and "Interest expense" in the amount of approximately $348,000 in our consolidated statement of operations for the year ended December 31, 2009. We determined that the amendment did not represent a substantial modification of terms of the Old Credit Agreement.

Under the Amended Old Credit Agreement the outstanding principal amount of the loans accrued interest at the per annum rate of LIBOR plus 6.5% or the Base Rate plus 5.5% at our election. We were permitted, from time-to-time, to request to convert the loan (whether borrowed under the term loan facility or the revolving credit facility) from a Base Rate Loan (subject to the per annum rate of the Base Rate plus 5.5%) to a LIBOR Loan (subject to the per annum rate of LIBOR plus 6.5%). The conversion to a LIBOR Loan may be selected for a period of one, two, three or six months with interest payable on the last day of the period selected except where a period of six months was selected by us interest was payable quarterly. If not renewed by us subject to CIT approval, the loan would automatically convert back to a Base Rate Loan at the end of the conversion period. The interest rate applied to our term loan at December 31, 2010 was 6.77%. In addition, we were subject to a 0.75% fee per annum on the unused portion of the available funds as well as other administrative fees. No amounts were borrowed under the revolving credit facility as of December 31, 2010, but the entire amount available under this facility was permitted to be allocated to collateralize certain letters of credit. As of December 31, 2009, there were five letters of credit in the amount of approximately $7.3 million and three letters of credit as of December 31, 2010 in the amount of approximately $3.7 million collateralized under the revolving credit facility. At December 31, 2009 and 2010, our available credit under the revolving credit facility was $22.7 million and $26.3 million, respectively.

On February 27, 2008, we entered into an interest rate swap to convert a portion of our floating rate long-term debt to fixed rate debt. The purpose of this instrument was to hedge the variability of our future earnings and cash flows caused by movements in interest rates applied to our floating rate long-term debt. We held this derivative only for the purpose of hedging such risks, not for speculation. We entered into the interest rate swap with a notional amount of $86.5 million maturing on February 27, 2010. Under the swap agreement, we received interest equivalent to three-month LIBOR and paid a fixed rate of interest of 3.026% with settlement occurring quarterly.

Upon the expiration of the interest rate swap discussed above, we entered into a new interest rate swap effective March 11, 2010, with a notional amount of $63.4 million maturing on December 13, 2010. Under this new swap agreement, we received interest equivalent to one-month LIBOR and paid a fixed rate of interest of .58% with settlement occurring monthly. By entering into the interest rate swap, we effectively fixed the interest rate payable by us on $63.4 million of our floating rate long-term debt at 7.08% for the period March 11, 2010 to December 13, 2010.

Contingent obligations. On August 13, 2007, our board of directors adopted The Providence Service Corporation Deferred Compensation Plan, or the Deferred Compensation Plan, for our eligible employees and independent contractors or a participating employer (as defined in the Deferred Compensation Plan). Under the Deferred Compensation Plan participants may defer all or a portion of their base salary, service bonus, performance-based compensation earned in a period of 12 months or more, commissions and, in the case of independent contractors, compensation reportable on Form 1099. The Deferred Compensation Plan is unfunded and benefits are paid from our general assets. As of December 31, 2010, there were seven participants in the Deferred Compensation Plan. We also maintain a 409(A) Deferred Compensation Rabbi Trust Plan for highly compensated employees of our NET Services operating segment. Benefits are paid from our general assets under this plan. As of December 31, 2010, 15 highly compensated employees participated in this plan.

We may be obligated to pay an amount up to $650,000 to the sellers under an earn out provision pursuant to a formula specified in an asset purchase agreement effective July 1, 2009 by which we acquired certain assets of an entity located in California. The earn out payment as such term is defined in the asset purchase agreement, if earned, will be paid in cash. The earn out period ends on December 31, 2013. If the contingency is resolved in accordance with the related provisions of the asset purchase agreement and the additional consideration becomes distributable, we will record the fair value of the consideration issued as an additional cost to acquire the associated assets, which will be charged to earnings.

Management agreements

We maintain management agreements with a number of not-for-profit social services organizations that require us to provide management and administrative services for each organization. In exchange for these services, we receive a management fee that is either based upon a percentage of the revenues of these organizations or a predetermined fee. The not-for-profit social services organizations managed by us that qualify under Section 501(c)(3) of the Internal Revenue Code, referred to as a 501(c)(3) entity, each maintain a board of directors, a majority of which are independent. All economic decisions by the board of any 501(c)(3) entity that affect us are made solely by the independent board members. We encourage each managed entity to obtain a third party fairness opinion from an independent appraiser retained by the independent board members of the tax exempt organizations.

Management fees generated under our management agreements represented 1.8% and 1.5% of our revenue for 2009 and 2010, respectively. In accordance with our management agreements with these not-for-profit organizations, we have obligations to manage their business and services.

Management fee receivable at December 31, 2009 and 2010 totaled $7.2 million and $5.8 million, respectively, and management fee revenue was recognized on all of these receivables. In order to enhance liquidity of the entities we manage, we may allow the managed entities to defer payment of their respective management fees. In addition, since government contractors who provide social or similar services to government beneficiaries sometimes experience collection delays due to either lack of proper documentation of claims, government budgetary processes or similar reasons outside the contractors' control (either directly or as managers of other contracting entities), we generally do not consider a management fee receivable to be uncollectible due solely to its age until it is 365 days old.

The following is a summary of the aging of our management fee receivable balances as of December 31, 2009 and March 31, June 30, September 30 and December 31, 2010:

At	Less than 30 days	30-60 days	60-90 days	90-180 days	Over 180 days
December 31, 2009	$1,018,624	$857,512	$678,124	$2,051,679	$2,554,062
March 31, 2010	$1,021,834	$890,884	$610,979	$1,826,772	$2,779,842
June 30, 2010	$1,074,610	$668,469	$631,223	$1,733,202	$2,973,063
September 20, 2010	$1,004,759	$649,934	$669,399	$1,802,459	$2,082,125
December 31, 2010	$1,167,397	$723,962	$642,686	$1,802,847	$1,502,843

Each month we evaluate the solvency, outlook and ability to pay outstanding management fees of the entities we manage. If the likelihood that we will not be paid is other than remote, we defer the recognition of these management fees until we are certain that payment is probable. We have deemed payment of all of the management fee receivables to be probable based on our collection history with these entities as the long-term manager of their operations.

Our days sales outstanding for our managed entities decreased from 181 days at December 31, 2009 to 156 days at December 31, 2010.

Reinsurance and Self-Funded Insurance Programs

Reinsurance

We reinsure a substantial portion of our general and professional liability and workers' compensation costs under reinsurance programs through our wholly-owned captive insurance subsidiary, Social Services Providers Captive Insurance Company, or SPCIC. We also provide reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to certain members of the network of subcontracted transportation providers and independent third parties under our NET Services operating segment through Provado Insurance Services, Inc., or Provado. Provado, a wholly-owned subsidiary of LogistiCare, is a licensed captive insurance company domiciled in the State of South Carolina. The decision to reinsure our risks and provide a self-funded health insurance program to our employees was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing number of coverage limitations, and fluctuating insurance premium rates.

SPCIC:

SPCIC, which is a licensed captive insurance company domiciled in the State of Arizona, reinsures third-party insurers for general and professional liability exposures for the first dollar of each and every loss up to $1.0 million per loss and $5.0 million in the aggregate. The cumulative reserve for expected losses since inception in 2005 of this reinsurance program at December 31, 2010 was approximately $2.7 million. The excess premium over our expected losses may be used to fund SPCIC's operating expenses, fund any deficit arising in workers' compensation liability coverage, provide for surplus reserves, and to fund any other risk management activities.

SPCIC reinsures a third-party insurer for worker's compensation insurance for the first dollar of each and every loss up to $250,000 per occurrence with a $6.0 million annual policy aggregate limit. The cumulative reserve for expected losses since inception in 2005 of this reinsurance program at December 31, 2010 was approximately $4.1 million.

Based on an independent actuarial report, our expected losses related to workers' compensation and general and professional liability in excess of our liability under our associated reinsurance programs at December 31, 2010 was approximately $2.9 million. We recorded a corresponding receivable from third-party insurers and a liability at December 31, 2010 for these expected losses, which would be paid by third-party insurers to the extent losses are incurred. We have an umbrella liability insurance policy providing additional coverage in the amount of $25.0 million in the aggregate in excess of the policy limits of the general and professional liability insurance policy and automobile liability insurance policy.

SPCIC had restricted cash of approximately $5.7 million at December 31, 2009 and $8.8 million at December 31, 2010, which was restricted to secure the reinsured claims losses of SPCIC under the general and professional liability and workers' compensation reinsurance programs. The full extent of claims may not be fully determined for years. Therefore, the estimates of potential obligations are based on recommendations of an independent actuary using historical data, industry data, and our claims experience. Although we believe that the amounts accrued for losses incurred but not reported under the terms of our reinsurance programs are sufficient, any significant increase in the number of claims or costs associated with these claims made under these programs could have a material adverse effect on our financial results.

Provado:

Under a reinsurance agreement with a third party insurer, Provado reinsures the third party insurer for the first $250,000 of each loss for each line of coverage, subject to an annual aggregate equal to 107.7% of gross written premium, and certain claims in excess of $250,000 to an additional aggregate limit of $1.1 million. The cumulative reserve for expected losses of this reinsurance program at December 31, 2010 was approximately $6.5 million. Effective February 15, 2011, Provado does not intend to renew its reinsurance agreement and will not assume liabilities for policies commencing after that date. It will continue to administer existing policies for the foreseeable future and resolve remaining and future claims related to these policies.

The liabilities for expected losses and loss adjustment expenses are based primarily on individual case estimates for losses reported by claimants. An estimate is provided for losses and loss adjustment expenses incurred but not reported on the basis of our claims experience and claims experience of the industry. These estimates are reviewed at least annually by independent consulting actuaries. As experience develops and new information becomes known, the estimates are adjusted.

Providence Liability Insurance Coverages

The table below summarizes our liability insurance programs.

Coverage Type	Coverage Limit	Reinsurance
Automobile	$2,000,000	—
Crime	$5,000,000	—
Director & Officer Liability	$10,000,000	—
Employed Lawyers	$1,000,000	—
Employment Practices Liability	$5,000,000	—
General & Professional Liability	$1,000,000 per loss; $5,000,000 aggregate	Fully reinsured by SPCIC
Umbrella	$25,000,000 in excess of general and professional liability and auto liability	—
Workers' Compensation	Statutory amounts	Reinsured by SPCIC up to $250,000 per claim with a $6,000,000 aggregated limit

While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud or punitive damages, could adversely affect our cash flow and financial condition.

Health Insurance

We offer our employees an option to participate in a self-funded health insurance program. As of December 31, 2010, health claims were self-funded with a stop-loss umbrella policy with a third party insurer to limit the maximum potential liability for individual claims to $200,000 per person and for a maximum potential claim liability based on member enrollment. The estimated aggregate maximum potential claim liability is approximately $24.4 million.

Health insurance claims are paid as they are submitted to the plan administrator. We maintain accruals for claims that have been incurred but not yet reported to the plan administrator and therefore have not been paid. The incurred but not reported reserve is based on an established cap and current payment trends of health insurance claims. The liability for the self-funded health plan of approximately $1.6 million and $1.3 million as of December 31, 2009 and December 31, 2010, respectively, was recorded in "Reinsurance liability reserve" in our consolidated balance sheets.

We charge our employees a portion of the costs of our self-funded group health insurance programs. We determine this charge at the beginning of each plan year based upon historical and projected medical utilization data. Any difference between our projections and our actual experience is borne by us. We estimate potential obligations for liabilities under this program to reserve what we believe to be a sufficient amount to cover liabilities based on our past experience. Any significant increase in the number of claims or costs associated with claims made under this program above what we reserve could have a material adverse effect on our financial results.

Contractual cash obligations.

The following is a summary of our future contractual cash obligations as of December 31, 2010:

	At December 31, 2010				
Contractual cash obligations (000's)	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Debt (1)	$182,304	$18,114	$ 94,190	$70,000	$ —
Interest (1)(2)	32,474	12,233	17,991	2,250	—
Purchased services commitments	122	122	—	—	—
Capital Leases	66	23	36	7	—
Operating Leases	42,737	14,059	16,894	7,485	4,299
Total	$257,703	$44,551	$129,111	$79,742	$4,299

(1) The Amended Old Credit Agreement was refinanced on March 11, 2011. Cash obligations under the new credit agreement total $100.0 million for debt and $17.9 million for interest based on the interest rate at March 11, 2011. Under the repayment terms of the new credit agreement, we are required to make quarterly principal payments as discussed more fully below.

(2) Future interest payments have been calculated at rates that existed as of December 31, 2010.

Stock repurchase program

On February 1, 2007, our board of directors approved a stock repurchase program for up to one million shares of our common stock. Since inception, we have spent approximately $10.9 million to purchase 462,500 shares of our common stock on the open market. We did not purchase shares of our common stock during 2009 and 2010. During the term of the Old Credit Agreement we were prohibited from purchasing shares of our common stock on the open market or in privately negotiated transactions. No such prohibition exists under the new credit agreement described below.

Liquidity matters

We believe that our existing cash and cash equivalents and the new credit agreement (described below) provide funds necessary to meet our operating plan for 2011. The expected operating plan for this period provides for full operation of our businesses as well as interest and projected principal payments on our debt.

We may access capital markets to raise equity financing for various business reasons, including required debt payments and acquisitions. The timing, term, size, and pricing of any such financing will depend on investor interest and market conditions, and there can be no assurance that we will be able to obtain any such financing.

As of December 31, 2010, our Old Credit Facility required us to prepay an aggregate principal amount of the loan in an amount equal to 75% of our Excess Cash Flow, as defined, for each fiscal year. Excess Cash Flow was calculated based on our consolidated net income plus decreases or minus increases in net working capital plus non-cash depreciation and amortization and other non-cash charges, minus capital expenditures, certain transaction fees and expenses related to our acquisition of LogistiCare and the negotiation of the Old Credit Facility and the Notes, principal amortization with respect to capital leases, all regularly scheduled principal payments and voluntary principal prepayments under the Old Credit Facility and earn out payments related to completed acquisitions permitted by the lender as more fully described in the Amended Old Credit Agreement. For 2009 we prepaid an aggregate principal amount of approximately $4.1 million, representing 75% of our Excess Cash Flow. Due to the refinancing of the Company's debt subsequent to December 31, 2010, the Excess Cash Flow calculation for 2010 was not performed.

On March 11, 2011, we entered into a Credit Agreement, or the New Credit Agreement, with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, SunTrust Bank, as syndication agent, Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers and other lenders party thereto. The New Credit Agreement provides us with a senior secured credit facility, or the Senior Credit Facility, in aggregate principal amount of $140.0 million, comprised of a $100.0 million term loan facility and a $40.0 million revolving credit facility. There is an option to increase the amount of the term loan facility and/or the revolving credit facility by an aggregate amount of up to $85.0 million as described below. The Senior Credit Facility includes sublimits for swingline loans and letters of credit in amounts of up to $10.0 million and $25.0 million, respectively. On March 11, 2011, we borrowed the entire amount available under the term loan facility and used the proceeds thereof to refinance certain of our existing indebtedness. Prospectively, the proceeds of the Senior Credit Facility will be used to (i) fund ongoing working capital requirements; (ii) make capital expenditures; (iii) repay the Notes; and (iv) other general corporate purposes.

Under the Senior Credit Facility we have an option to request an increase in the amount of the revolving credit facility and/or the term loan facility from time to time (on substantially the same terms as apply to the existing facilities) by an aggregate amount of up to $85.0 million with either additional commitments from lenders under the New Credit Agreement at such time or new commitments from financial institutions acceptable to the administrative agent in its reasonable discretion, so long as no default or event of default exists at the time of any such increase. We may not be able to access additional funds under this increase option as no lender is obligated to participate in any such increase under the Senior Credit Facility.

The Senior Credit Facility matures on March 11, 2016; provided, however that, if there are more than $25.0 million of our Notes outstanding on September 30, 2013, the Senior Credit Facility will terminate and all amounts outstanding thereunder will be due and payable in full on November 15, 2013, unless we have provided the administrative agent with cash collateral on or before September 30, 2013 in an amount sufficient to repay the aggregate outstanding principal amount of the Notes. In the event that there are more than $25.0 million of our Notes outstanding on September 30, 2013, the maturity date will be automatically reinstated to March 11, 2016 if: (i) we reduce the principal amount of the Notes to an aggregate amount of no more than $25.0 million on a date prior to November 15, 2013, (ii) we have availability under the revolving credit facility plus unrestricted cash in an amount at least equal to the aggregate outstanding principal amount of the Notes on such date and (iii) there is no default or event of default under the Senior Credit Facility on such date. We may prepay the Senior Credit Facility in whole or in part, at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in connection with prepayments of LIBOR loans. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by us at any time without penalty.

Interest on the outstanding principal amount of the loans accrues, at our election, at a per annum rate equal to the London Interbank Offering Rate, or LIBOR, plus an applicable margin or the base rate plus an applicable margin. The applicable margin ranges from 2.25% to 3.00% in the case of LIBOR loans and 1.25% to 2.00% in the case of the base rate loans, in each case, based on our consolidated leverage ratio as defined in the New Credit Agreement. Interest on the loans is payable quarterly in arrears. In addition, we are obligated to pay a quarterly commitment fee based on a percentage of the unused portion of each lender's commitment under the revolving credit facility and quarterly letter of credit fees based on a percentage of the maximum amount available to be drawn under each outstanding letter of credit. The commitment fee and letter of credit fee ranges from 0.35% to 0.50% and 2.25% to 3.00%, respectively, in each case, based on our consolidated leverage ratio.

The term loan facility is subject to quarterly amortization payments, commencing on June 30, 2011, so that the following percentages of the term loan outstanding on the closing date plus the principal amount of any term loans funded pursuant to the increase option are repaid as follows: 10% in each of the first two years, 15% in each of the third and fourth years and the remaining balance in the fifth year. The Senior Credit Facility also requires us (subject to certain exceptions as set forth in the New Credit Agreement) to prepay the outstanding loans in an aggregate amount equal to 100% of the net cash proceeds received from certain asset dispositions, debt issuances, insurance and casualty awards and other extraordinary receipts.

The New Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. The negative covenants include restrictions on our ability to, among other things, incur additional indebtedness, create liens, make investments, give guarantees, pay dividends, sell assets and merge and consolidate. We are subject to financial covenants, including consolidated net leverage and consolidated net senior leverage covenants as well as a consolidated fixed charge covenant.

Our obligations under the Senior Credit Facility are guaranteed by all of our present and future domestic subsidiaries, excluding certain domestic subsidiaries, which include our insurance captives and not-for-profit subsidiaries. Our obligations under, and each guarantor's obligations under its guaranty of the Senior Credit Facility are secured by a first priority lien on substantially all of our respective assets, including a pledge of 100% of the issued and outstanding stock of our domestic subsidiaries and 65% of the issued and outstanding stock of our first tier foreign subsidiaries. If an event of default occurs, the required lenders may cause the administrative agent to declare all unpaid principal and any accrued and unpaid interest and all fees and expenses under the Senior Credit Facility to be immediately due and payable. All amounts outstanding under the Senior Credit Facility will automatically become due and payable upon the commencement of any bankruptcy, insolvency or similar proceedings. The New Credit Agreement also contains a cross default to any of our indebtedness having a principal amount in excess of $7.5 million.

Our liquidity and financial position will continue to be affected by changes in prevailing interest rates on the portion of debt that bears interest at variable interest rates. We believe we have sufficient resources to fund our normal operations for 2011.

New and Proposed Federal Legislation with Income Tax Implications

Recently the U.S. federal government proposed future tax legislation that could change how U.S. companies with operations in foreign jurisdictions are taxed on their foreign income. These potential changes include, but are not limited to:

- limitations on the deferral of U.S. taxation of foreign earnings;
- limitations on the ability to claim and utilize foreign tax credits; and,
- deferral of various tax deductions until non-U.S. earnings are repatriated to the U.S.

Each of these proposals would be effective for taxable years beginning after December 31, 2010. It is uncertain whether some or all of the proposals will be enacted. Given the size and scope of our current international operations, we believe that these proposals, if enacted, will not have a material impact on our effective tax rate, financial condition or results of operations.

Other pieces of legislation recently enacted or proposed by the U.S. federal government that have income tax implications are not expected to have a material impact on our results of operations, liquidity or capital resources.

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06-*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* or ASU 2010-06. ASU 2010-06 amends certain disclosure requirements of Subtopic 820-10 and provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the ASC will be effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We adopted ASU 2010-06 as of January 1, 2010 with respect to the provisions required to be adopted as of January 1, 2010. The adoption of these provisions of ASU 2010-06 did not have a material impact on our consolidated financial statements. We do not believe that the provisions of ASU 2010-06 that are effective for fiscal years beginning after December 15, 2010 will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-08-*Technical Corrections to Various Topics,* or ASU 2010-08. ASU 2010-08 is the result of the FASB's review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB's original intent. The FASB believes the amendments do not fundamentally change GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852-740) applies to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after February 2, 2010. On January 1, 2010, we adopted ASU 2010-08. The adoption of ASU 2010-08 did not have a material impact on our consolidated financial statements.

Pending Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28-*Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* or

ASU 2010-28. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We believe that ASU 2010-28 will not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29-*Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* or ASU 2010-29. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We believe that ASU 2010-29 will not have a material impact on our consolidated financial statements.

Other accounting standards and exposure drafts, such as exposure drafts related to revenue recognition, leases, derivatives, comprehensive income and fair value measurements, that have been issued or proposed by the FASB or other standards setting bodies that do not require adoption until a future date are being evaluated to determine whether adoption will have a material impact on our consolidated financial statements.

Forward-Looking Statements

Certain statements contained in this report on Form 10-K, such as any statements about our confidence or strategies or our expectations about revenues, liabilities, results of operations, cash flows, ability to fund operations, profitability, ability to meet financial covenants, contracts or market opportunities, constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. You can identify forward-looking statements by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," and "intends" and similar expressions which are intended to identify forward-looking statements.

The forward-looking statements contained herein are not guarantees of our future performance and are subject to a number of known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to the risks described under Part I Item 1A of this report.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We do not intend to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Foreign currency translation

We conduct business in Canada through our wholly-owned subsidiary WCG, and as such, our cash flows and earnings are subject to fluctuations from changes in foreign currency exchange rates. We believe that the impact of currency fluctuations does not represent a significant risk to us given the size and scope of our current international operations. Therefore, we do not hedge against the possible impact of this risk. A 10% adverse change in the foreign currency exchange rate would not have a significant impact on our consolidated results of operations or financial position.

Interest rate and market risk

As of December 31, 2010, we had borrowings under our term loan of approximately $112.3 million and no borrowings under our revolving line of credit. Borrowings under the Amended Old Credit Agreement accrued interest at LIBOR plus 6.5% per annum as of December 31, 2010. An increase of 1% in the LIBOR rate would cause an increase in interest expense of up to $2.4 million over the remaining term of the Amended Old Credit Agreement, which expires in 2013.

Borrowings under our New Credit Agreement accrue interest at LIBOR plus 2.25% to 3.00% or Base Rate plus 1.25% to 2.00% per annum beginning March 11, 2011. An increase of 1% in the LIBOR rate would cause an increase in interest expense of up to $3.6 million over the remaining term of the New Credit Agreement, which expires in 2016.

We have convertible senior subordinated notes of $70 million outstanding at December 31, 2010 in connection with an acquisition completed in 2007. These notes bear a fixed interest rate of 6.5%.

We assess the significance of interest rate market risk on a periodic basis and may implement strategies to manage such risk as we deem appropriate.

Concentration of credit risk

We provide and manage government sponsored social services to individuals and families pursuant to nearly 1,000 contracts as of December 31, 2010. Contracts we enter into with governmental agencies and with other entities that contract with governmental agencies accounted for approximately 82% and 81% of our revenue for the years ended December 31, 2009 and 2010, respectively. The related contracts are subject to possible statutory and regulatory changes, rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid under these contracts for our services or changes in methods or regulations governing payments for our services could materially adversely affect our revenue and profitability. For the year ended December 31, 2010, we conducted a portion of our operations in Canada through WCG. At December 31, 2010, approximately $13.8 million, or 15.6%, of our net assets were located in Canada. We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include, among other things: (i) economic downturns; (ii) changes in or interpretations of local law, governmental policy or regulation; (iii) restrictions on the transfer of funds into or out of the country; (iv) varying tax systems; (v) delays from doing business with governmental agencies; (vi) nationalization of foreign assets; and (vii) government protectionism. We intend to continue to evaluate opportunities to establish additional operations in Canada. One or more of the foregoing factors could impair our current or future operations and, as a result, harm our overall business.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Our management has the responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an assessment, as of December 31, 2010, of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework.

We designed our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, we concluded our internal control over financial reporting is effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, which audited our consolidated financial statements included in this report on Form 10-K has issued an attestation report on the effectiveness of our internal control over financial reporting. KPMG LLP's attestation report is also included in this report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Providence Service Corporation:

We have audited The Providence Service Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Providence Service Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of The Providence Service Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Providence Service Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Providence Service Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 11, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Phoenix, Arizona
March 11, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Providence Service Corporation:

We have audited the accompanying consolidated balance sheets of The Providence Service Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules contained in Item 15(a)(2). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Providence Service Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Phoenix, Arizona
March 11, 2011

The Providence Service Corporation

Consolidated Balance Sheets

	December 31, 2009	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 51,157,429	$ 61,260,661
Accounts receivable—billed, net of allowance of $2.9 million in 2009 and $5.3 million in 2010	80,458,245	75,845,917
Accounts receivable—unbilled	329,577	265,691
Management fee receivable(1)	7,160,001	5,839,735
Other receivables	4,118,213	3,929,866
Restricted cash	8,153,610	7,314,535
Prepaid expenses and other(2)	12,439,613	15,478,221
Deferred tax assets	3,558,034	1,633,644
Total current assets	167,374,722	171,568,270
Property and equipment, net	11,166,272	16,401,107
Goodwill	113,672,945	113,783,389
Intangible assets, net	73,963,261	66,441,817
Restricted cash, less current portion	5,941,924	9,079,563
Other assets	10,987,542	9,659,349
Total assets	$ 383,106,666	$386,933,495
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of long-term obligations	$ 17,480,918	$ 18,113,512
Accounts payable	4,010,560	2,887,837
Accrued expenses	33,389,729	33,551,129
Accrued transportation costs	40,907,527	41,868,694
Deferred revenue	8,347,258	5,373,742
Interest rate swap	372,408	—
Reinsurance liability reserve	12,644,670	11,898,200
Total current liabilities	117,153,070	113,693,114
Long-term obligations, less current portion	186,732,342	164,190,260
Other long-term liabilities	5,143,322	8,721,610
Deferred tax liabilities	11,740,340	11,579,849
Total liabilities	320,769,074	298,184,833
Commitments, contingencies and subsequent events (Notes 19, 22 and 24)		
Stockholders' equity		
Common stock: Authorized 40,000,000 shares; $0.001 par value; 13,521,959 and 13,580,385 issued and outstanding (including treasury shares)	13,522	13,580
Additional paid-in capital	170,551,301	172,540,912
Retained deficit	(102,128,229)	(78,501,586)
Accumulated other comprehensive loss, net of tax	(1,675,572)	(880,814)
Treasury shares, at cost, 619,768 shares	(11,383,967)	(11,383,967)
Total Providence stockholders' equity	55,377,055	81,788,125
Non-controlling interest	6,960,537	6,960,537
Total stockholders' equity	62,337,592	88,748,662
Total liabilities and stockholders' equity	$ 383,106,666	$386,933,495

(1) Includes related party management fee receivable of approximately $281,000 and $237,000 at December 31, 2009 and 2010, respectively.

(2) Includes related party prepaid travel expenses of approximately $108,000 at December 31, 2009 and 2010.

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Consolidated Statements of Operations

	Year ended December 31,		
	2008	2009	2010
Revenues:			
Home and community based services	$ 258,003,077	$289,006,655	$292,735,117
Foster care services	32,343,247	37,283,711	35,547,733
Management fees(1)	20,217,211	14,447,586	13,637,781
Non-emergency transportation services	381,106,735	460,275,314	537,776,026
	691,670,270	801,013,266	879,696,657
Operating expenses:			
Client service expense(2)	253,652,123	275,126,619	289,152,011
Cost of non-emergency transportation services	356,271,344	415,299,812	474,128,586
General and administrative expense(2)	48,411,826	44,009,666	46,460,682
Asset impairment charges	169,930,171	—	—
Depreciation and amortization	12,721,494	12,852,107	12,652,027
Total operating expenses	840,986,958	747,288,204	822,393,306
Operating income (loss)	(149,316,688)	53,725,062	57,303,351
Other (income) expense:			
Interest expense	19,578,404	20,798,250	16,267,881
Interest income	(978,877)	(365,853)	(256,033)
Income (loss) before income taxes	(167,916,215)	33,292,665	41,291,503
Provision (benefit) for income taxes	(12,311,542)	12,167,058	17,664,860
Net income (loss)	$(155,604,673)	$ 21,125,607	$ 23,626,643
Earnings (loss) per common share:			
Basic	$ (12.42)	$ 1.61	$ 1.79
Diluted	$ (12.42)	$ 1.60	$ 1.78
Weighted-average number of common shares outstanding:			
Basic	12,531,869	13,130,092	13,194,226
Diluted	12,531,869	13,211,393	14,964,516

(1) Includes related party management fees of approximately $509,000, $292,000 and $270,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

(2) Includes related party expenses of approximately $321,000, $388,000 and $520,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

	Common Stock		Additional Paid-In Capital	Common Stock Subscription Receivable	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Non-Controlling Interest	Total
	Shares	Amount					Shares	Amount		
Balance at December 31, 2007	12,756,392	$12,756	$159,176,594	$(714,654)	$ 32,350,837	$ 1,093,367	612,026	$(11,259,207)	$7,648,946	$ 188,308,639
Stock-based compensation	—	—	8,760,435	—	—	—	—	—	—	8,760,435
Restricted stock issued/withheld	567,645	567	(567)	—	—	—	7,742	(124,760)		(124,760)
Exercise of employee stock options including income tax shortfall of $1.3 million	33,504	34	(843,672)	—	—	—	—	—	—	(843,638)
Unregistered stock issued to former members of WD Management, L.L.C.	78,740	79	2,223,381	—	—	—	—	—	—	2,223,460
PSC of Canada Exchange Corp. shares exchanged	14,379	14	382,439	—	—	—	—	—	(382,453)	—
Stock option cancellation and exchange—Logisticare	11,696	12	(12)	—	—	—	—	—	—	—
Common stock subscription receivable	—	—	—	714,654	—	—	—	—	—	714,654
Change in fair value of derivative, net of income tax benefit of $653,241	—	—	—	—	—	(991,091)	—	—	—	(991,091)
Foreign currency translation adjustments	—	—	—	—	—	(4,551,823)	—	—	—	(4,551,823)
Net loss	—	—	—	—	(155,604,673)	—	—	—	—	(155,604,673)
Total comprehensive loss										(161,147,587)
Balance at December 31, 2008	13,462,356	13,462	169,698,598	—	(123,253,836)	(4,449,547)	619,768	(11,383,967)	7,266,493	37,891,203
Stock-based compensation	—	—	302,071	—	—	—	—	—	—	302,071
Exercise of employee stock options, including net tax benefit of $95,068	48,100	48	244,688		—	—	—	—	—	244,736
PSC of Canada Exchange Corp. shares exchanged	11,503	12	305,944	—	—	—	—	—	(305,956)	—
Change in fair value of derivative and impact of de-designation, net of income tax of $543,929	—	—	—	—	—	820,121	—	—	—	820,121
Foreign currency translation adjustments	—	—	—	—	—	1,953,854	—	—	—	1,953,854
Net income	—	—	—	—	21,125,607	—	—	—	—	21,125,607
Total comprehensive income										23,899,582
Balance at December 31, 2009	13,521,959	13,522	170,551,301	—	(102,128,229)	(1,675,572)	619,768	(11,383,967)	6,960,537	62,337,592
Stock-based compensation	—	—	1,694,371	—	—	—	—	—	—	1,694,371
Exercise of employee stock options, including net tax shortfall of $175,589	57,760	57	295,241	—	—	—	—	—	—	295,298
Restricted stock issued	666	1	(1)	—	—	—	—	—	—	—
Change in fair value of derivative, net of income tax of $94,449	—	—	—	—	—	170,970	—	—	—	170,970
Foreign currency translation adjustments	—	—	—	—	—	623,788	—	—	—	623,788
Net income	—	—	—	—	23,626,643	—	—	—	—	23,626,643
Total comprehensive income										24,421,401
Balance at December 31, 2010	13,580,385	$13,580	$172,540,912	$ —	$ (78,501,586)	$ (880,814)	619,768	$(11,383,967)	$6,960,537	$ 88,748,662

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2008	2009	2010
Operating activities			
Net income (loss)	$(155,604,673)	$ 21,125,607	$ 23,626,643
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	4,505,214	4,689,709	4,952,722
Amortization	8,216,280	8,162,398	7,699,305
Amortization of deferred financing costs	2,698,184	2,979,515	2,445,848
Provision for doubtful accounts	4,084,333	4,479,094	4,899,377
Deferred income taxes	(14,553,560)	2,299,614	1,369,316
Stock based compensation	8,760,435	302,071	1,694,371
Excess tax benefit upon exercise of stock options	(184,908)	(140,312)	(66,372)
Asset impairment charges	169,930,171	—	—
Other	27,878	109,212	87,566
Changes in operating assets and liabilities, net of effects of acquisitions:			
Billed and unbilled accounts receivable	(9,276,794)	(10,542,465)	28,979
Management fee receivable	(2,364,483)	542,357	1,320,267
Other receivables	(417,295)	(1,109,999)	97,397
Restricted cash	(214,098)	112,043	5,333
Prepaid expenses and other	(5,828,653)	3,005,629	(3,387,496)
Reinsurance liability reserve	2,621,087	4,114,560	1,511,582
Accounts payable and accrued expenses	(6,680,776)	7,046,947	(906,472)
Accrued transportation costs	7,474,815	8,856,202	961,167
Deferred revenue	(702,259)	4,885,641	(3,011,441)
Other long-term liabilities	(104,912)	183,519	697,127
Net cash provided by operating activities	12,385,986	61,101,342	44,025,219
Investing activities			
Purchase of property and equipment, net	(4,664,007)	(3,699,385)	(10,265,944)
Acquisition of businesses, net of cash acquired	(3,597,766)	(1,037,650)	—
Acquisition of management agreement	(418,462)	(100,000)	—
Acquisition earnout payments	(6,670,655)	—	—
Restricted cash for contract performance	2,506,353	(1,196,637)	(2,303,897)
Purchase of short-term investments, net	(185,515)	(194,304)	(120,733)
Collection of notes receivable	3,291,943	599,841	—
Net cash used in investing activities	(9,738,109)	(5,628,135)	(12,690,574)
Financing activities			
Repurchase of common stock, for treasury	(124,760)	—	—
Proceeds from common stock issued pursuant to stock option exercise	469,320	149,667	470,887
Excess tax benefit upon exercise of stock options	184,908	140,312	66,372
Repayment of long-term debt	(8,650,000)	(33,545,345)	(21,909,488)
Debt financing costs	(88,775)	(802,329)	(61,053)
Capital lease payments	(1,012)	(69,413)	(13,364)
Net cash used in financing activities	(8,210,319)	(34,127,108)	(21,446,646)
Effect of exchange rate changes on cash	(451,956)	447,083	215,233
Net change in cash	(6,014,398)	21,793,182	10,103,232
Cash at beginning of period	35,378,645	29,364,247	51,157,429
Cash at end of period	$ 29,364,247	$ 51,157,429	$ 61,260,661

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Supplemental Cash Flow Information

	Year ended December 31,		
	2008	2009	2010
Supplemental cash flow information			
Cash paid for interest	$16,773,008	$17,789,734	$14,581,039
Cash paid for income taxes	$ 4,177,798	$ 7,066,871	$19,820,184
Note payable obtained to finance prepaid insurance	$ 989,925	$ —	$ —
Stock issued to former members of WD Management, L.L.C.	$ 2,223,460	$ —	$ —
PSC of Canada Exchange Corp. shares exchanged	$ 382,453	$ 305,956	$ —
Change in fair value of derivative and impact of de-designation	$ (991,091)	$ 820,121	$ 170,970
Business acquisitions:			
Purchase price	$ 8,900,000	$ 29,478	$ —
Costs of acquisition	599,291	213,193	—
Less:			
Cash (received) paid for working capital adjustment	(479,716)	269,979	—
Amount due to former shareholder	(525,000)	525,000	—
Credit for indebtedness of management fees	(4,827,425)	—	—
Cash acquired	(69,384)	—	—
Acquisition of business, net of cash acquired	$ 3,597,766	$ 1,037,650	$ —

See accompanying notes to the consolidated financial statements

The Providence Service Corporation

Notes to Consolidated Financial Statements

December 31, 2010

1. Nature of Operations

Description of Business

The Providence Service Corporation (the "Company") is a government outsourcing privatization company. The Company operates in the following two segments: Social Services and Non-Emergency Transportation Services ("NET Services"). As of December 31, 2010, the Company operated in 43 states, and the District of Columbia, United States, and British Columbia, Canada.

The Social Services operating segment responds to governmental privatization initiatives in adult and juvenile justice, corrections, social services, welfare systems, education and workforce development by providing home-based and community-based counseling services and foster care services to at-risk families and children. These services are purchased primarily by state, county and city levels of government, and are delivered under block purchase, cost based and fee-for-service arrangements. The Company also contracts with not-for-profit organizations to provide management services for a fee.

The NET Services operating segment provides non-emergency transportation management services, primarily to Medicaid beneficiaries. The entities that pay for non-emergency medical transportation services primarily include state Medicaid programs, health maintenance organizations and commercial insurers. Most of the Company's non-emergency medical transportation services are delivered under capitated contracts where the Company assumes the responsibility of meeting the transportation needs of a specific geographic population.

Seasonality

The Company's quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in its business. In the Company's Social Services operating segment, lower client demand for its home and community based services during the holiday and summer seasons generally results in lower revenue during those periods; however, the Company's expenses related to the Social Services operating segment do not vary significantly with these changes. As a result, the Company's Social Services operating segment experiences lower operating margins during the holiday and summer seasons. The Company's NET Services operating segment also experiences fluctuations in demand for its non-emergency transportation services during the summer, winter and holiday seasons. Due to higher demand in the summer months and lower demand in the winter and holiday seasons, coupled with a fixed revenue stream based on a per member per month base structure, the Company's NET Services operating segment experiences lower operating margins in the summer season and higher operating margins in the winter and holiday seasons.

The Company expects quarterly fluctuations in operating results and operating cash flows to continue as a result of the seasonal demand for its home and community based services and non-emergency transportation services. As the Company enters new markets, it could be subject to additional seasonal variations along with any competitive response by other social services and transportation providers.

2. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries, including its foreign wholly-owned subsidiary WCG International Ltd. ("WCG"). All intercompany accounts and transactions have been eliminated in consolidation.

3. Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB establishes accounting principles generally accepted in the United States ("GAAP") that the Company follows. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, which the Company is required to follow. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification* ("ASC"), which serves as a single source of authoritative non-SEC accounting and reporting standards to be applied by nongovernmental entities. The FASB finalized the ASC effective for periods ending on or after September 15, 2009. Prior FASB standards like FASB Statement of Accounting Standards and FASB Staff Positions are no longer being issued by the FASB.

4. Significant Accounting Policies

Foreign Currency Translation

The financial position and results of operations of WCG are measured using WCG's local currency (Canadian Dollar) as the functional currency. Revenues and expenses of WCG have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders' equity. At present and for the foreseeable future, the Company intends to reinvest any undistributed earnings of its foreign subsidiary in foreign operations. As a result, the Company is not providing for U.S. or additional foreign withholding taxes on its foreign subsidiary's undistributed earnings. Generally, such earnings become subject to U.S. tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of unrecognized deferred tax liability for temporary differences that are essentially permanent in duration on such undistributed earnings.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. Investments in cash equivalents are carried at cost, which approximates fair value. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) and the Canada Deposit Insurance Corporation (CDIC) insurance limits.

At December 31, 2009 and 2010, approximately $4.4 million and $3.8 million, respectively, of cash was held by WCG and is not freely transferable without unfavorable tax consequences between the Company and WCG.

Restricted Cash

The Company had approximately $14.1 million and $16.4 million of restricted cash at December 31, 2009 and 2010 as follows:

	December 31,	
	2009	2010
Collateral for letters of credit—Contractual obligations	$ 418,000	$ 243,000
Contractual obligations	786,801	781,468
Subtotal restricted cash for contractual obligations	1,204,801	1,024,468
Collateral for letters of credit—Reinsured claims losses	4,041,000	4,808,921
Escrow—Reinsured claims losses	8,849,733	10,560,709
Subtotal restricted cash for reinsured claims losses	12,890,733	15,369,630
Total restricted cash	14,095,534	16,394,098
Less current portion	8,153,610	7,314,535
	$ 5,941,924	$ 9,079,563

Of the restricted cash amount at December 31, 2009 and 2010:

- $418,000 and $243,000 served as collateral for irrevocable standby letters of credit that provide financial assurance that the Company will fulfill certain contractual obligations;
- approximately $787,000 and $781,000 was held to fund the Company's obligations under arrangements with various governmental agencies through the correctional services business acquired by the Company in 2006 ("Correctional Services");
- approximately $4.0 million and $4.8 million served as collateral for irrevocable standby letters of credit to secure any reinsured claims losses under the Company's general and professional liability and workers' compensation reinsurance programs and was classified as noncurrent assets in the accompanying consolidated balance sheets;
- approximately $1.6 million and $4.0 million was restricted and held in trust for reinsurance claims losses under the Company's general and professional liability reinsurance program; and
- approximately $7.2 million and $6.5 million was restricted in relation to our auto liability program.

At December 31, 2010, approximately $5.1 million, $4.0 million, $6.3 million and $250,000 of the restricted cash was held in custody by the Bank of Tucson, Wells Fargo, Fifth Third Bank and Bank of America, respectively. The cash is restricted as to withdrawal or use and is currently invested in certificates of deposit or short-term marketable securities. The remaining balance of approximately $781,000 is also restricted as to withdrawal or use, and is currently held in various non-interest bearing bank accounts related to Correctional Services.

Short-Term Investments

As part of its cash management program, the Company from time to time maintains short-term investments. These investments have a term to earliest maturity of less than one year and are comprised of certificates of deposit. These investments are carried at cost, which approximates market and are classified as "Prepaid expenses and other" in the accompanying consolidated balance sheets.

Derivative Instruments and Hedging Activities

The Company held a derivative financial instrument for the purpose of hedging interest rate risk. The type of risk hedged related to the variability of future earnings and cash flows caused by movements in interest rates applied to the Company's floating rate long-term debt. The Company documented its risk management strategy and hedge effectiveness at the inception of the hedge and continued to assess its effectiveness during the term of the hedge. The Company designated the interest rate swap as a cash flow hedge under ASC Topic 815-*Derivatives and Hedging* ("ASC 815").

Derivatives that have been designated and qualify as cash flow hedging instruments are reported at fair value. The Company measures hedge effectiveness by formally assessing, at least quarterly, the correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The gain or loss on the effective portion of the hedge (i.e. change in fair value) is reported as a component of accumulated other comprehensive loss. The remaining gain or loss of the ineffective portion of the hedge, if any, is recognized in earnings. The fair value of the cash flow hedging instrument was a liability of approximately $372,000 as of December 31, 2009, which was classified as "Interest rate swap" in the accompanying consolidated balance sheets. As of December 31, 2010, the Company did not have any hedging instruments.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, management fee receivable and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments. The fair value of the Company's long-term obligations is estimated based on interest rates for the same or similar debt offered to the Company having same or similar remaining maturities and collateral requirements. The carrying amount of the long-term obligations approximates its fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Clients are referred to the Company through governmental social services programs and it only provides services at the direction of a payer under a contractual arrangement. These circumstances have historically minimized any uncollectible amounts for services rendered. However, the Company recognizes that not all amounts recorded as accounts receivable will ultimately be collected.

The Company records all accounts receivable amounts at their contracted amount, less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount it estimates to be sufficient to cover the risk that an account will not be collected. The Company regularly evaluates its accounts receivable, especially receivables that are past due, and reassesses its allowance for doubtful accounts based on specific client collection issues. The Company pays particular attention to amounts outstanding for 365 days and longer. Any account receivable older than 365 days is generally deemed uncollectible and written off or fully reserved unless the Company has specific information from the payer that payment for those amounts is forthcoming or has other evidence which the Company believes supports that amounts older than 365 days will be collected. In circumstances where the Company is aware of a specific payer's inability to meet its financial obligation, the Company records a specific addition to its allowance for doubtful accounts to reduce the net recognized receivable to the amount the Company reasonably expects to collect.

Under certain of the Company's contracts, billings do not coincide with revenue recognized on the contract due to payer administrative issues. These unbilled accounts receivable represent revenue recorded for which no amount has been invoiced and for which the Company expects an invoice will not be provided to the payer within the normal billing cycle. Unbilled amounts are considered current when billed, which generally occurs within one year from the date of service.

The Company's write-off experience for each of the years ended December 31, 2008, 2009 and 2010 was approximately 1% of the Company's revenue.

Property and Equipment

Property and equipment are stated at historical cost, or at fair value if acquired by acquisition. Depreciation is provided using the straight-line method over the estimated useful life of the assets. Maintenance and repairs are charged to expense when they are incurred. Upon the disposition of any asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in operating expense.

Impairment of Long-Lived Assets

Goodwill

The Company analyzes the carrying value of goodwill at the end of each fiscal year and between annual valuations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. In connection with its analysis of the carrying value of goodwill, the Company reconciles the aggregate fair value of its reporting units to the Company's market capitalization including a control premium that is reasonable within the context of industry data on premiums paid. When determining whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of the reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company's annual evaluation of goodwill completed as of December 31, 2010 resulted in no impairment loss.

Intangible assets subject to amortization

The Company separately values all acquired identifiable intangible assets apart from goodwill. The Company allocated a portion of the purchase consideration to customer relationships, developed technology, management contracts, restrictive covenants and software licenses acquired in the years 2006–2008 based on the expected direct or indirect contribution to future cash flows on a discounted cash flow basis over the useful life of the assets.

The Company assesses whether any relevant factors limit the period over which acquired assets are expected to contribute directly or indirectly to future cash flows for amortization purposes. With respect to acquired management contracts, the useful life is limited by the stated terms of the agreements. The Company determines an appropriate useful life for acquired customer relationships based on the expected period of time it will provide services to the payer.

While the Company uses discounted cash flows to value the acquisition of intangible assets, the Company has elected to use the straight-line method of amortization to determine amortization expense. If applicable, the Company assesses the recoverability of the unamortized balance of its long-lived assets based on undiscounted expected future cash flows. Should this analysis indicate that the carrying value is not fully recoverable, the excess of the carrying value over the fair value of any intangible asset is recognized as an impairment loss.

Accrued Transportation Costs

Transportation costs are estimated and accrued in the month the services are rendered by outsourced providers utilizing gross reservations for transportation services less cancellations and average costs per transportation service by customer contract. Average costs per contract are derived by utilizing historical cost trends. Actual costs relating to a specific accounting period are monitored and compared to estimated accruals. Adjustments to those accruals are made based on reconciliations with actual costs incurred. Accrued transportation costs amounted to approximately $40.9 million and $41.9 million at December 31, 2009 and 2010, respectively.

Deferred Financing Costs

The Company capitalizes direct expenses incurred in connection with its long-term debt obligations and amortizes them over the term of the respective debt agreements. The Company incurred approximately $10.6 million in deferred financing costs in connection with the credit facility with its senior creditor entered into in December 2007 and the amendment to the credit facility in March 2009, as described in note 13 below. In addition, the Company incurred approximately $2.3 million in deferred financing costs in connection with its senior subordinated notes issued in November 2007. Deferred financing costs are amortized to interest expense on a straight-line basis or the effective interest method over the term of the credit facility. Deferred financing costs, net of amortization, totaling approximately $7.5 million and $5.1 million at December 31, 2009 and 2010, are included in "Other assets" in the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue at the time services are rendered at predetermined amounts stated in its contracts and when the collection of these amounts is considered to be reasonably assured.

At times the Company may receive funding for certain services in advance of services actually being rendered. These amounts are reflected in the accompanying consolidated balance sheets as deferred revenue until the actual services are rendered.

As services are rendered, documentation is prepared describing each service, time spent, and billing code under each contract to determine and support the value of each service provided. This documentation is used as a basis for billing under the Company's contracts. The billing process and documentation submitted under its contracts vary among payers. The timing, amount and collection of the Company's revenues under these contracts are dependent upon its ability to comply with the various billing requirements specified by each payer. Failure to comply with these requirements could delay the collection of amounts due to the Company under a contract or result in adjustments to amounts billed.

The performance of the Company's contracts is subject to the condition that sufficient funds are appropriated, authorized and allocated by each state, city or other local government. If sufficient appropriations, authorizations and allocations are not provided by the respective state, city or other local government, we are at risk of immediate termination or renegotiation of the financial terms of the Company's contracts.

Social Services segment

Fee-for-service contracts. Revenues related to services provided under fee-for-service contracts are recognized as revenue at the time services are rendered and collection is determined to be probable. Such services are provided at established billing rates.

Cost based service contracts. Revenues from the Company's cost based service contracts are recorded based on a combination of direct costs, indirect overhead allocations, and stated contractual margins on those incurred costs. These revenues are compared to annual contract budget limits and, depending on reporting requirements, allowances may be recorded for certain contingencies such as projected costs not incurred or excess cost per service over the allowable contract rate. This policy results in recognizing revenue from these contracts based on allowable costs incurred. The annual contract amount is based on projected costs to provide services under the contracts with adjustments for changes in the total contract amount. The Company annually submits projected costs for the coming year, which assist the contracting payers in establishing the annual contract amount to be paid for services provided under the contracts. After the contracting payers' year end, the Company submits cost reports which are used by the contracting payers to determine the amount, if any, by which funds paid to the Company for services provided under the contracts were greater than the allowable costs to provide these services. Completion of this review process may range from one month to several years from the date the Company submits the cost report. In cases where funds paid to the Company exceed the allowable costs to provide services under contract, the Company may be required to pay back the excess funds.

The Company's cost reports are routinely audited by payers on an annual basis. The Company periodically reviews its provisional billing rates and allocation of costs and provides for estimated adjustments from the contracting payers. The Company believes that adequate provisions have been made in its consolidated financial statements for any adjustments that might result from the outcome of any cost report audits. Differences between the amounts provided and the settlement amounts, which historically have not been material, are recorded in the Company's consolidated statement of operations in the year of settlement.

Annual block purchase contract. The Company's annual block purchase contract with The Community Partnership of Southern Arizona ("CPSA") requires it to provide or arrange for behavioral health services to eligible populations of beneficiaries as defined in the contract. The Company must provide a complete range of behavioral health clinical, case management, therapeutic and administrative services. The Company is obliged to provide services only to those clients with a demonstrated medical necessity. The annual funding allocation amount is subject to increase when the Company's encounters exceed the contract amount; however, such increases in the annual funding allocation amount are subject to government appropriation and may not be approved. There is no contractual limit to the number of eligible beneficiaries that may be assigned to the Company, or a specified limit to the level of services that may be provided to these beneficiaries if the services are deemed to be medically necessary. Therefore, the Company is at-risk if the costs of providing necessary services exceed the associated reimbursement.

The Company is required to regularly submit service encounters to CPSA electronically. On an on-going basis and at the end of CPSA's June 30 fiscal year, CPSA is obligated to monitor the level of service encounters. If the encounter data is not sufficient to support the year-to-date payments made to the Company, unless waived, CPSA has the right to prospectively reduce or suspend payments to the Company.

For revenue recognition purposes, the Company's service encounter value (which represents the value of actual services rendered) must equal or exceed 90% of the revenue recognized under its annual block purchase contract for the contract year. The remaining 10% of revenue recognized in each reporting period represents payment for network overhead administrative costs incurred in order to fulfill the Company's obligations under the contract. Administrative costs include, but are not limited to, intake services, clinical liaison oversight for each behavioral health recipient, cultural liaisons, financial assessments and screening, data processing and information systems, staff training, quality and utilization management functions, coordination of care and subcontract administration.

The Company recognizes revenue from its annual block purchase contract corresponding to the service encounter value. If the Company's service encounter value is less than 90% of the amounts received from CPSA for the contract year, unless waived, the Company recognizes revenue equal to the service encounter value and records a liability for any excess amounts received. CPSA has not reduced, withheld, or suspended any material payments that have not been subsequently reimbursed. The Company believes its encounter data is sufficient to have earned all amounts recorded as revenue under this contract.

If the Company's service encounter value equals 90% of the amounts received from CPSA for the contract year, the Company recognizes revenue at the contract amount, which is one-twelfth of the established annual contract amount each month.

If the Company's service encounter value exceeds 90% of the contract amount, the Company recognizes revenue in excess of the annual funding allocation amount if collection is reasonably assured. The Company evaluates factors such as cash receipt and written confirmation regarding payment probability related to the determination of whether any such additional revenue over the contractual amount is considered to be reasonably assured. The terms of the contract may be reviewed prospectively and amended as necessary to ensure adequate funding of the Company's contractual obligations, however, we cannot guaranty that amendments will be completed.

Management agreements. The Company maintains management agreements with a number of not-for-profit social services organizations whereby it provides certain management services for these organizations. In exchange for the Company's services, the Company receives a management fee that is either based on a percentage of the revenues of these organizations or a predetermined fee.

The Company recognizes management fees revenue from its management agreements as such amounts are earned, as defined by the respective management agreements, and collection of such amount is considered reasonably assured.

The costs associated with generating the Company's management fee revenue are accounted for in client service expense and in general and administrative expense in the accompanying consolidated statements of operations.

NET Services segment

Capitation contracts. Approximately 89% of the Company's non-emergency transportation services revenue is generated under capitated contracts where the Company assumes the responsibility of meeting the transportation needs of a specific geographic population. Revenues under capitation contracts with the Company's payers result from per-member monthly fees based on the number of participants in its payer's program.

Fee-for-service contracts. Revenues earned under fee-for-service contracts are recognized when the service is provided. Revenues under these types of contracts are based upon contractually established billing rates less allowance for contractual adjustments. Estimates of contractual adjustments are based upon payment terms specified in the related agreements.

Non-Controlling Interest

In connection with the Company's acquisition of WCG in August 2007, PSC of Canada Exchange Corp. ("PSC"), a subsidiary established by the Company to facilitate the purchase of all of the equity interest in WCG, issued 287,576 exchangeable shares as part of the purchase price consideration. The exchangeable shares were valued at approximately $7.8 million in accordance with the provisions of the purchase agreement ($7.6 million for accounting purposes). The shares are exchangeable at each shareholder's option, for no additional consideration, into shares of the Company's common stock on a one-for-one basis ("Exchangeable Shares"). Of the 287,576 Exchangeable Shares, 25,882 were exchanged as of December 31, 2010.

The Exchangeable Shares are non-participating such that they are not entitled to any allocation of income or loss of PSC. The Exchangeable Shares represent ownership in PSC and are accounted for as "Non-controlling interest" included in stockholders' equity in the accompanying consolidated balance sheets in the amount of approximately $7.0 million at December 31, 2009 and 2010.

The Exchangeable Shares and the 25,882 shares of the Company's common stock issued upon the exchange of the same number of Exchangeable Shares noted above are subject to a Settlement and Indemnification Agreement dated November 17, 2009 ("Indemnification Agreement") by and between the Company and the sellers of WCG. The Indemnification Agreement secures the Company's claims for indemnification and associated rights and remedies provided by the Share Purchase Agreement (under which the Company acquired all of the equity interest in WCG on August 1, 2007) arising from actions taken by British Columbia to strictly enforce a contractually imposed revenue cap on a per client basis and contractually mandated pass-throughs subsequent to August 1, 2007. The actions taken by British Columbia resulted in an approximate CAD $3.0 million dispute and termination of one of its six provincial contracts with WCG, which the Company is disputing. Under the Indemnification Agreement, the sellers have agreed to transfer their rights to the Exchangeable Shares and 25,882 shares of the Company's common stock issued upon the exchange of the same number of Exchangeable Shares to the Company to indemnify the Company against any losses suffered by the Company as the result of an unfavorable ruling upon the conclusion of arbitration.

Effective April 14, 2010, an arbitrator issued an award with respect to the dispute between WCG and British Columbia regarding British Columbia's actions to strictly enforce a contractually imposed revenue cap on a per client basis and contractually mandated pass-throughs subsequent to August 1, 2007. Under the arbitration award, essentially all amounts disputed shall be paid to WCG (except for approximately CAD $13,000 which will be subject to the terms of the Indemnification Agreement) plus interest. The award affirmed the termination of one of the six provincial contracts that had been terminated effective October 31, 2008. During the second quarter of 2010, British Columbia filed a petition for leave to appeal the arbitration award. There is no financial statement impact related to these events included in our financial results for the year ended December 31, 2010. The petition for leave to appeal is still pending at December 31, 2010.

Stock-Based Compensation

The Company follows the fair value recognition provisions of ASC Topic 718-*Compensation-Stock Compensation* ("ASC 718"), which requires companies to measure and recognize compensation expense for all share based payments at fair value.

Other Comprehensive Loss

Other comprehensive loss is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments. Other comprehensive loss was derived from foreign currency translation adjustments and the change in fair value of the Company's interest rate swap (as more fully described in note 14 below). The components of the ending balances of accumulated other comprehensive loss are as follows:

	December 31,	
	2009	2010
Cumulative foreign currency translation adjustments	$(1,504,602)	$(880,814)
Unrealized losses on cash flow derivative hedges, net	(170,970)	—
	$(1,675,572)	$(880,814)

Income Taxes

Deferred income taxes are determined by the liability method in accordance with ASC Topic 740-*Income Taxes* ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance which includes amounts for state net operating loss carryforwards, as more fully described in note 21 below, for which the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. The Company recognizes interest and penalties related to income taxes as a component of income tax expense.

Loss Reserves for Certain Reinsurance and Self-funded Insurance Programs

The Company reinsures a substantial portion of its general and professional liability and workers' compensation costs under reinsurance programs though the Company's wholly-owned subsidiary Social Services Providers Captive Insurance Company ("SPCIC"). SPCIC is a licensed captive insurance company domiciled in the State of Arizona. SPCIC maintains reserves for obligations related to the Company's reinsurance programs for its general and professional liability and workers' compensation coverage.

SPCIC reinsures third-party insurers for general and professional liability exposures for the first dollar of each and every loss up to $1.0 million per loss and $5.0 million in the aggregate. Additionally, SPCIC reinsures a third-party insurer for worker's compensation insurance for the first dollar of each and every loss up to $250,000 per occurrence with a $6.0 million annual policy aggregate limit. As of December 31, 2009 and 2010, the Company had reserves of approximately $4.6 million and $6.8 million, respectively, for the general and professional liability and workers' compensation programs. The reserves are classified as "Reinsurance liability reserve" and "Other long-term liabilities" in the accompanying consolidated balance sheets.

In addition, the Company owns Provado Insurance Services, Inc. ("Provado"), which is a licensed captive insurance company domiciled in the State of South Carolina. Provado has historically provided reinsurance for policies written by a third party insurer for general liability, automobile liability, and automobile physical damage coverage to various members of the network of subcontracted transportation providers and independent third parties within the Company's NET Services operating segment. Effective February 15, 2011, Provado does not intend to renew its reinsurance agreement and will not assume liabilities for policies incepting after that date. It will continue to administer existing policies for the foreseeable future and resolve remaining and future claims related to these policies.

Under a reinsurance agreement with a third party insurer, Provado reinsures the third party insurer for the first $250,000 of each loss for each line of coverage, subject to an annual aggregate equal to 107.7% of gross written premium, and certain claims in excess of $250,000 to an additional aggregate limit of $1.1 million. Provado maintains reserves for obligations related to the reinsurance programs for general liability, automobile liability, and automobile physical damage coverage. As of December 31, 2009 and 2010, Provado had reserves of approximately $7.2 million and $6.5 million, respectively. The reserves are classified as "Reinsurance liability reserve" in the accompanying consolidated balance sheets.

These reserves are reflected in the Company's consolidated balance sheets as reinsurance liability reserves. The Company utilizes analyses prepared by third party administrators and independent actuaries based on historical claims information with respect to the general and professional liability coverage, workers' compensation coverage, automobile liability, automobile physical damage, and health insurance coverage to determine the amount of required reserves.

The Company also maintains a self-funded health insurance program with a stop-loss umbrella policy with a third party insurer to limit the maximum potential liability for individual claims to $200,000 per person and for a maximum potential claim liability based on member enrollment. With respect to this program, the Company considers historical and projected medical utilization data when estimating its health insurance program liability and related expense. As of December 31, 2009 and 2010, the Company had approximately $1.6 million and $1.3 million, respectively, in reserve for its self-funded health insurance programs. The reserves are classified as "Reinsurance liability reserve" in the accompanying consolidated balance sheets.

The Company continually analyzes its reserves for incurred but not reported claims, and for reported but not paid claims related to its reinsurance and self-funded insurance programs. The Company believes its reserves are adequate. However, significant judgment is involved in assessing these reserves such as assessing historical paid claims, average lags between the claims' incurred date, reported dates and paid dates, and the frequency and severity of claims. The Company is at risk for differences between actual settlement amounts and recorded reserves and any resulting adjustments are included in expense once a probable amount is known. There were no significant adjustments recorded in the periods covered by this report. Any significant increase in the number of claims or costs associated with claims made under these programs above the Company's reserves could have a material adverse effect on its financial results.

5. Concentration of Credit Risk

Contracts with governmental agencies and other entities that contract with governmental agencies accounted for approximately 85%, 82% and 81% of the Company's revenue for the years ended December 31, 2008, 2009 and 2010, respectively. The related contracts are subject to possible statutory and regulatory changes, rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid under these contracts for the Company's services or changes in methods or regulations governing payments for the Company's services could materially adversely affect its revenue and profitability.

For the years ended December 31, 2008, 2009 and 2010, the Company conducted a portion of its operations in Canada through WCG. At December 31, 2009 and 2010, approximately $13.9 million, or 22.2%, and $13.8 million, or 15.6%, of the Company's net assets, respectively, were located in Canada. Additionally, approximately $28.0 million, or 4.0%, $22.5 million, or 2.8%, and $22.2 million, or 2.5%, of the Company's consolidated revenue for the years ended December 31, 2008, 2009 and 2010, respectively, was generated from the Company's Canadian operations. The Company is subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact its business. In addition to currency fluctuations, these risks include, among other things: (i) economic downturns; (ii) changes in or interpretations of local law, governmental policy or regulation; (iii) restrictions on the transfer of funds into or out of the country; (iv) varying tax systems; (v) delays from doing business with governmental agencies; (vi) nationalization of foreign assets; and (vii) government protectionism. The Company intends to continue to evaluate opportunities to establish additional operations in Canada. One or more of the foregoing factors could impair the Company's current or future operations and, as a result, harm its overall business.

6. Use of Estimates

The Company has made a number of estimates relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with GAAP. The Company based its estimates on historical experience and on various other assumptions the Company believes to be reasonable under the circumstances.

However, actual results may differ from these estimates under different assumptions or conditions. Some of the more significant estimates impact revenue recognition, accounts receivable and allowance for doubtful accounts, accounting for business combinations, goodwill and other intangible assets, accrued transportation costs, accounting for management agreement relationships, loss reserves for reinsurance and self-funded insurance programs, stock-based compensation, foreign currency translation, derivative instruments and hedging activities and income taxes.

7. New and Pending Accounting Pronouncements

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06-*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends certain disclosure requirements of Subtopic 820-10 and provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the ASC will be effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. ASU 2010-06 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company adopted ASU 2010-06 as of January 1, 2010 with respect to the provisions required to be adopted as of January 1, 2010. The adoption of these provisions of ASU 2010-06 did not have a material impact on the Company's consolidated financial statements. The Company does not believe that the provisions of ASU 2010-06 that are effective for fiscal years beginning after December 15, 2010 will have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-08-*Technical Corrections to Various Topics* ("ASU 2010-08"). ASU 2010-08 is the result of the FASB's review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB's original intent. The FASB believes the amendments do not fundamentally change U.S. GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815-15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852-740) applies to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after February 2, 2010. On January 1, 2010, the Company adopted ASU 2010-08. The adoption of ASU 2010-08 did not have a material impact on the Company's consolidated financial statements.

Pending Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28-*Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28"). The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.

The Company believes that ASU 2010-28 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29-*Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* ("ASU 2010-29"). The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company believes that ASU 2010-29 will not have a material impact on its consolidated financial statements.

Other accounting standards and exposure drafts, such as exposure drafts related to revenue recognition, leases, derivatives, comprehensive income and fair value measurements, that have been issued or proposed by the FASB or other standards setting bodies that do not require adoption until a future date are being evaluated by the Company to determine whether adoption will have a material impact on the Company's consolidated financial statements.

8. Fair Value Measurements

ASC Topic 820-*Fair Value Measurement and Disclosures* ("ASC 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis at December 31, 2009 and 2010:

		Fair Value Measurement Using		
	Total Carrying Value	**Quoted prices in active markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Interest rate swap at December 31, 2009	$(372,408)	$—	$(372,408)	$—
Interest rate swap at December 31, 2010	$ —	$—	$ —	$—

The Company's interest rate swap is carried at fair value measured on a recurring basis. The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (e.g., LIBOR cash and swap rates and credit risk at commonly quoted intervals as published by Bloomberg on the last day of the period for financial institutions with the same credit rating as the counterparty). Mid-market pricing is used as a practical expedient for fair value measurements. Key inputs, including the cash rates for short term, futures rates and swap rates beyond the derivative maturity are used to interpolate the spot rates at the three month rate resets specified by each swap. A credit default swap rate based on the current credit rating of the counterparty is applied to all cash flows when the swap is in an asset position. The Company uses the floating rate factor related to its variable rate debt (6.5%) to discount all cash flows when the derivative is in a liability position to reflect the potential credit risk to lenders.

9. Other Receivables

At December 31, 2009 and 2010, insurance premiums of approximately $3.3 million and $3.1 million, respectively, were receivable from third parties related to the reinsurance activities of the Company's two captive subsidiaries. The insurance premiums receivable is classified as "Other receivables" in the accompanying consolidated balance sheets. In addition, the Company's expected losses related to workers' compensation and general and professional liability in excess of the Company's liability under its associated reinsurance programs at December 31, 2009 were approximately $2.3 million, of which approximately $805,000 was classified as "Other receivables" and approximately $1.5 million was classified as "Other assets" in the accompanying consolidated balance sheets. The Company's expected losses related to workers' compensation and general and professional liability in excess of the Company's liability under its associated reinsurance programs at December 31, 2010 were approximately $2.9 million, of which approximately $698,000 was classified as "Other receivables" and approximately $2.2 million was classified as "Other assets" in the accompanying consolidated balance sheets. The Company recorded a corresponding liability, which offset these expected losses. This liability was classified as "Reinsurance liability reserve" in current liabilities and "Other long-term liabilities" in the accompanying consolidated balance sheets.

10. Prepaid Expenses and Other

Prepaid expenses and other comprised the following:

	December 31,	
	2009	2010
Prepaid payroll	$ 2,578,670	$ 2,411,556
Prepaid insurance	2,242,499	3,365,500
Prepaid taxes	1,576,956	2,889,515
Prepaid rent	743,402	828,807
Provider advances	83,265	279,068
Prepaid maintenance agreements and copier leases	634,474	707,672
Prepaid bus tokens and passes	1,076,377	992,432
Prepaid commissions and brokerage fees	608,566	523,680
Interest receivable—certificates of deposit	889,156	1,009,888
Other	2,006,248	2,470,103
Total prepaid expenses and other	$12,439,613	$15,478,221

11. Goodwill and Intangibles

Changes in goodwill were as follows:

	Social Services	NET Services	Consolidated Total
Balances at December 31, 2008			
Goodwill	$ 78,285,906	$191,185,511	$ 269,471,417
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	17,585,055	95,185,511	112,770,566
AW working capital, true-up and other adjustments	554,078	—	554,078
WCG foreign currency translation adjustment	317,672	—	317,672
CCC additional acquisition costs	1,151	—	1,151
Safecar Services, LLC acquisition	—	29,478	29,478
Balances at December 31, 2009			
Goodwill	79,158,807	191,214,989	270,373,796
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	18,457,956	95,214,989	113,672,945
WCG foreign currency translation adjustment	110,444	—	110,444
Balances at December 31, 2010			
Goodwill	79,269,251	191,214,989	270,484,240
Accumulated impairment losses	(60,700,851)	(96,000,000)	(156,700,851)
	$ 18,568,400	$ 95,214,989	$ 113,783,389

When the Company acquires a business the Company's pricing is typically based upon a multiple of the target entity's historical earnings before interest, taxes, depreciation and amortization ("EBITDA") and over the years the Company has been a successful competitor using this basis for determining the value of and price paid for its acquisitions. The Company believes this pricing method is also used by its competitors to value their business combinations and is typical in the mergers and acquisition market. During the six months ended December 31, 2008, the Company believed the market for mergers and acquisitions deteriorated such that by the end of 2008, the EBITDA multiples being used to price acquisitions had dropped to approximately half of what they had been for the Company historically. In addition, during the six months ended December 31, 2008, the Company had a significant and sustained decline in market capitalization due to the decrease in the market price of its common stock. The Company believes this decrease in stock price resulted primarily from its lower than anticipated financial results during such period. These financial results were caused by significant changes in the climate of the Company's business, the uncertainty in the state governmental payer environment, the impact of related budgetary decisions, and by the sharp down turn in the United States economy generally. The $169.9 million non-cash asset impairment charge recorded by the Company for the year ended December 31, 2008, all of which was recorded during the six months ended December 31, 2008, reflects the magnitude of both the decline in its market capitalization and the deterioration of the mergers and acquisitions market (including peer group guideline company multiples of EBITDA) during that six-month period, all as explained further below.

In connection with the Company's annual asset impairment analysis, the Company reduced the total aggregate fair value of its reporting units to reconcile it to the Company's substantially decreased market capitalization plus a reasonable control premium as of December 31, 2008. In subsequently determining whether or not the Company had goodwill impairment to report for 2008, the Company considered both a market-based valuation approach and an income-based valuation approach when estimating the fair values of its reporting units with goodwill balances as of such date. Under the market approach, the fair value of the reporting unit is determined using one or more methods based on current values in the market for similar businesses. Under the income approach, the fair value of the reporting unit is based on the cash flow streams expected to be generated by the reporting unit over an appropriate period and then discounting the cash flow to present value using an appropriate discount rate. The income approach is dependent on a number of significant management assumptions, including estimates of future revenue and expenses, growth rates and discount rates.

In arriving at the fair value of the reporting units in the Company's Social Services operating segment, greater weight was attributed to the market approach due to the continuing market deterioration reflected in current market comparables. For these reporting units, the Company weighted the market-based valuation results at 75% and the income-based valuation results at 25%. In arriving at the fair value for its NET Services operating segment, the Company used the indications of value received by it from potential acquirers of this segment as they represented prices that market participants were willing to offer for this reporting unit under the then current market conditions at that time.

As a result of the Company's annual impairment test, it recorded a total goodwill impairment charge for the year ended December 31, 2008 of $156.7 million, which is included in "Asset impairment charges" in the accompanying consolidated statements of operations. Of this non-cash impairment charge, approximately $60.7 million was related to the Company's Social Service operating segment and approximately $96.0 million was related to its NET Services operating segment.

The total amount of goodwill that was deductible for income tax purposes for acquisitions as of December 31, 2009 and 2010 was approximately $35.6 million and $35.8 million, respectively.

Intangible assets are comprised of acquired customer relationships, developed technology, management contracts, restrictive covenants and software licenses. The Company valued customer relationships and the management contracts acquired in these acquisitions based upon expected future cash flows resulting from the underlying contracts with state and local agencies to provide social services in the case of customer relationships, and management and administrative services provided to the managed entity with respect to the acquired management contract.

Intangible assets consisted of the following:

		December 31,			
		2009		2010	
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Management contracts	10 Yrs	$12,849,562	$ (6,169,122)	$12,849,562	$ (7,535,023)
Customer relationships	15 Yrs	75,487,152	(13,505,600)	75,698,777	(18,551,748)
Customer relationships	10 Yrs	1,417,000	(460,525)	1,417,000	(602,225)
Developed technology	6 Yrs	6,000,000	(2,067,204)	6,000,000	(3,067,204)
Software licenses	5 Yrs	801,708	(443,742)	824,549	(619,693)
Restrictive covenants	5 Yrs	144,209	(90,177)	144,678	(116,856)
Total	13.6 Yrs*	$96,699,631	$(22,736,370)	$96,934,566	$(30,492,749)

* Weighted-average amortization period

No significant residual value is estimated for these intangible assets. Amortization expense was approximately $8.2 million, $8.2 million and $7.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. The total amortization expense is estimated to be approximately $7.7 million for 2011, $7.5 million for 2012, $7.3 million for 2013, $6.2 million for 2014 and $5.6 million for 2015, based on completed acquisitions as of December 31, 2010.

In connection with its annual asset impairment analysis conducted as of December 31, 2008, the Company determined that the same factors that required it to conduct goodwill impairment tests with respect to the

Company's reporting units as of December 31, 2008 also required the Company to conduct impairment tests with respect to the other intangible assets in these reporting units. In conducting such tests, the Company compared the undiscounted cash flow associated with each such intangible asset over its remaining life to the carrying value of such asset. If there was an indication of impairment, a discounted cash flow analysis was performed to determine the fair value of the intangible asset as of December 31, 2008, which was then compared to its carrying value.

As a result of its annual impairment tests, the Company recorded a total asset impairment charge related to other intangible assets for the year ended December 31, 2008 of $13.2 million, which is included in "Asset impairment charges" in the accompanying consolidated statements of operations. This non-cash impairment charge includes the $11.0 million recorded with respect to the Company's NET Services operating segment as of September 30, 2008 and the $2.2 million recorded with respect to its Social Services operating segment as of December 31, 2008.

12. Detail of Other Balance Sheet Accounts

Property and equipment consisted of the following:

	Estimated Useful Life	December 31, 2009	December 31, 2010
Land	—	$ 20,000	$ 754,702
Building	39 years	230,000	993,405
Furniture and equipment	3-7 years	25,571,835	33,384,132
		25,821,835	35,132,239
Less accumulated depreciation		14,655,563	18,731,132
		11,166,272	16,401,107

Depreciation expense was approximately $4.5 million, $4.7 million and $5.0 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Accrued expenses consisted of the following:

	December 31, 2009	December 31, 2010
Accrued compensation	$18,168,094	$19,257,580
Income taxes payable	2,155,109	—
Accrued interest payable	1,528,605	823,402
Other	11,537,921	13,470,147
	$33,389,729	$33,551,129

13. Long-Term Obligations

The Company's long-term obligations were as follows:

	December 31,	
	2009	2010
5% unsecured, subordinated note to former stockholder of acquired company, interest payable semi-annually beginning December 2005 and all unpaid principal and any accrued and unpaid interest was paid in June 2010	$ 618,680	$ —
4% unsecured, subordinated note to former owner of acquired company, interest payable semi-annually beginning April 2008 with principal of $300,000 due April 2008, but withheld due to a dispute, and all remaining unpaid principal and any accrued and unpaid interest due April 2010, which was paid in April 2010	1,800,000	—
6.5% convertible senior subordinated notes, interest payable semi-annually beginning May 2008 with principal due May 2014	70,000,000	70,000,000
$30,000,000 revolving loan, LIBOR plus 6.5% (effective rate of 6.77% at December 31, 2010) through December 2012	—	—
$173,000,000 term loan, LIBOR plus 6.5% with principal and interest payable quarterly (as described below) through December 2013	131,794,580	112,303,772
	204,213,260	182,303,772
Less current portion	17,480,918	18,113,512
	$186,732,342	$164,190,260

The carrying amount of the long-term obligations approximated its fair value at December 31, 2009 and 2010. The fair value of the Company's long-term obligations was estimated based on interest rates for the same or similar debt offered to the Company having same or similar remaining maturities and collateral requirements.

Annual maturities of long-term obligations as of December 31, 2010 are as follows:

Year	Amount
2011	$ 18,113,512
2012	21,736,214
2013	72,454,046
2014	70,000,000
Total	$182,303,772

Convertible senior subordinated notes.

On November 13, 2007, the Company issued $70.0 million in aggregate principal amount of 6.5% Convertible Senior Subordinated Notes due 2014 (the "Notes"), under the amended note purchase agreement dated November 9, 2007 to the purchasers named therein. The proceeds of $70.0 million were initially placed into escrow and were released on December 7, 2007 to partially fund the cash portion of the purchase price of LogistiCare. The Notes are general unsecured obligations subordinated in right of payment to any existing or future senior debt including the Company's credit facility with CIT Capital Securities LLC ("CIT") described below.

In connection with the Company's issuance of the Notes, the Company entered into an Indenture between the Company, as issuer, and The Bank of New York Trust Company, N.A., as trustee (the "Indenture").

The Company will pay interest on the Notes in cash semiannually in arrears on May 15 and November 15 of each year beginning on May 15, 2008. The Notes will mature on May 15, 2014.

The Notes are convertible, under certain circumstances, into common stock at a conversion rate, subject to adjustment as provided for in the Indenture, of 23.982 shares per $1,000 principal amount of Notes. This conversion rate is equivalent to an initial conversion price of approximately $41.698 per share. On and after the occurrence of a fundamental change (as defined below), the Notes will be convertible at any time prior to the close of business on the business day before the stated maturity date of the Notes. In the event of a fundamental change as described in the Indenture, each holder of the notes shall have the right to require the Company to repurchase the Notes for cash. A fundamental change includes among other things: (i) the acquisition in a transaction or series of transactions of 50% or more of the total voting power of all shares of the Company's capital stock; (ii) a merger or consolidation of the Company with or into another entity, merger of another entity into the Company, or the sale, transfer or lease of all or substantially all of the Company's assets to another entity (other than to one or more of the Company's wholly-owned subsidiaries), other than any such transaction (A) pursuant to which holders of 50% or more of the total voting power of the Company's capital stock entitled to vote in the election of directors immediately prior to such transaction have or are entitled to receive, directly or indirectly, at least 50% or more of the total voting power of the capital stock entitled to vote in the election of directors of the continuing or surviving corporation immediately after such transaction or (B) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of the Company's common stock into solely shares of common stock; (iii) if, during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the Company's board of directors, together with any new directors whose election to the Company's board of directors or whose nomination for election by the Company's stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority of the Company's board of directors then in office; (iv) if a resolution approving a plan of liquidation or dissolution of the Company is approved by its board of directors or the Company's stockholders; and (v) upon the occurrence of a termination of trading as defined in the Indenture.

The Indenture contains customary terms and provisions that provide that upon certain events of default, including, without limitation, the failure to pay amounts due under the Notes when due, the failure to perform or observe any term, covenant or agreement under the Indenture, or certain defaults under other agreements or instruments, occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of the Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to the Company or any significant subsidiary of the Company, the principal amount of the Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable without any declaration or other act of the Trustee or the holders of the Notes.

Credit facility.

The following disclosure is as of December 31, 2010. On March 11, 2011, the Company refinanced the senior credit facility described below. See note 24 below for additional information regarding the Company's long-term debt refinancing

On December 7, 2007, the Company entered into a Credit and Guaranty Agreement (the "Credit Agreement") with CIT Healthcare LLC, as administrative agent, Bank of America, N.A. and SunTrust Bank, as co-documentation agents, ING Capital LLC and Royal Bank of Canada, as co-syndication agents, other lenders party thereto, and CIT, as sole lead arranger and bookrunner. The Credit Agreement replaced the Company's previous credit facility with CIT Healthcare LLC.

The Credit Agreement, as amended, provided the Company with a senior secured first lien credit facility in aggregate principal amount of $203.0 million comprised of a $173.0 million, six year term loan and a $30.0 million, five year revolving credit facility ("Credit Facility"). On December 7, 2007, the Company borrowed the entire amount available under the term loan facility and used the proceeds of the term loan to (i) fund a portion of the purchase price paid by the Company to acquire LogistiCare; (ii) refinance all of the then existing indebtedness under its second amended loan agreement with CIT Healthcare LLC in the amount of approximately $17.3 million; and (iii) pay fees and expenses related to the acquisition of LogistiCare and the financing thereof. The revolving credit facility must be used to (i) provide funds for general corporate purposes of the Company; (ii) fund permitted acquisitions; (iii) fund ongoing working capital requirements; (iv) collateralize letters of credit; and (v) make capital expenditures.

The Credit Agreement contained customary representations and warranties, affirmative and negative covenants, yield protection, indemnities, expense reimbursement, material adverse change clauses, and events of default and other terms and conditions. In addition, the Company is required to maintain certain financial covenants under the amendment to the Credit Agreement described below. As of December 31, 2010, the Company was in compliance with all of the financial covenants under the amendment to the Credit Agreement. Further, the Company was prohibited from paying cash dividends if there was a default under the facility or if the payment of any cash dividends would result in default.

On March 11, 2009, the Company agreed with its creditors to amend certain terms in the Credit Agreement ("Amendment No. 1 to the Credit Agreement" and, together with the Credit Agreement, the "Amended Credit Agreement") to, among other things:

- decrease the revolving credit facility from $40 million to $30 million;
- increase the interest rate spread on the annual interest rate from LIBOR plus 3.5% to LIBOR plus 6.5% and, with respect to Base Rate Loans (as such terms are defined in the Credit Agreement), increase the interest rate spread on the annual interest rate from Base Rate plus 2.5% to Base Rate plus 5.5% effective March 11, 2009; provided the interest rate will be adjusted upwards and the Company will incur a fee if certain consolidated senior leverage ratios exceed the corresponding ratio ceilings set forth in Amendment No. 1 to the Credit Agreement determined as of September 30, 2009 and December 31, 2009;
- amend certain financial covenants to change the requirements to a level where the Company met the requirements for the fourth quarter of 2008 and would likely meet the requirements for the fiscal year 2009;
- establish a new financial covenant through December 31, 2009 based upon the Company's operations maintaining a minimum earnings before interest, taxes, depreciation and amortization level (as such term is defined in Amendment No. 1 to the Credit Agreement) commencing with the three months ending March 31, 2009; and,
- require the Company to deliver to the lenders monthly consolidated financial statements and a 13-week rolling cash flow forecast each week from the effective date of Amendment No. 1 to the Credit Agreement to December 31, 2009.

In exchange for the amendments described above, the Company paid an amendment fee to certain lenders equal to $565,000 (0.40% of the aggregate amount of the Revolving Commitment and Term Loan outstanding related to those lenders (as such terms are defined in the Amended Credit Agreement)), which was capitalized as deferred financing fees and is included in "Other assets" in the accompanying consolidated balance sheet at December 31, 2009. In addition, in connection with this transaction, the Company incurred fees and expenses of approximately $2.0 million, including arrangement, legal, accounting and other related costs. These fees and expenses are reflected in "General and administrative expense" in the amount of approximately $1.7 million and "Interest expense" in the amount of approximately $348,000 in the accompanying consolidated statement of operations for the year ended December 31, 2009. The Company determined that the amendment did not represent a substantial modification of terms of the agreement.

Under the Amended Credit Agreement the outstanding principal amount of the loans accrued interest at the per annum rate of LIBOR plus 6.5% or the Base Rate plus 5.5% at the Company's election. The Company was permitted, from time-to-time, request to convert the loan (whether borrowed under the term loan facility or the revolving credit facility) from a Base Rate Loan (subject to the per annum rate of the Base Rate plus 5.5%) to a LIBOR Loan (subject to the per annum rate of LIBOR plus 6.5%). The conversion to a LIBOR Loan had to have been selected for a period of one, two, three or six months with interest payable on the last day of the period selected except where a period of six months is selected by the Company interest is payable quarterly. If not renewed by the Company subject to CIT approval, the loan would automatically convert back to a Base Rate Loan at the end of the conversion period. The interest rate applied to the Company's term loan at December 31, 2010 was 6.77%. In addition, the Company is subject to a 0.75% fee per annum on the unused portion of the available funds as well as other administrative fees. No amounts were borrowed under the revolving credit facility as of December 31, 2010, but the entire amount available under this facility may be allocated to collateralize certain letters of credit. As of December 31, 2009, there were five letters of credit in the amount of approximately $7.3 million and three letters of credit as of December 31, 2010 in the amount of approximately $3.7 million collateralized under the revolving credit facility. At December 31, 2009 and 2010, the Company's available credit under the revolving credit facility was $22.7 million and $26.3 million, respectively.

The Company's obligations under the Credit Facility were guaranteed by all of its present and future domestic subsidiaries (the "Guarantors") other than the Company's insurance subsidiaries and managed entities. The Company's and each Guarantors' obligations under the Credit Facility were secured by a first priority lien, subject to certain permitted encumbrances, on the Company's assets and the assets of each Guarantor, including a pledge of 100% of the issued and outstanding stock of the Company's domestic subsidiaries and 65% of the issued and outstanding stock of its first tier foreign subsidiaries. If an event of default occurred, including, but not limited to, failure to pay any installment of principal or interest when due, failure to pay any other charges, fees, expenses or other monetary obligations owing to CIT when due or particular covenant defaults, as more fully described in the Credit Agreement, the required lenders could have caused CIT to declare all unpaid principal and any accrued and unpaid interest and all fees and expenses immediately due. Under the Credit Agreement, the initiation of any bankruptcy or related proceedings would automatically cause all unpaid principal and any accrued and unpaid interest and all fees and expenses to become due and payable. In addition, it is an event of default under the Credit Agreement if the Company defaulted on any indebtedness having a principal amount in excess of $5.0 million.

Each extension of credit under the Credit Facility was conditioned upon: (i) the accuracy in all material respects of all representations and warranties in the definitive loan documentation; and (ii) there being no default or event of default at the time of such extension of credit. Under the repayment terms of the Credit Agreement, the Company is obligated to repay the term loan in quarterly installments on the last day of each calendar quarter, which commenced on March 31, 2008, so that the following percentages of the term loan borrowed on the closing date are paid as follows: 5% in 2008, 7.5% in 2009, 10% in 2010, 12.5% in 2011, 15% in 2012 and the remaining balance in 2013. With respect to the revolving credit facility, the Company was required to repay the outstanding principal balance and any accrued but unpaid interest by December 2012. The Company was permitted at any time and from time-to-time prepay the Credit Facility without premium or penalty, provided that it may not re-borrow any portion of the term loan repaid.

The Credit Facility also required the Company to prepay the loan in an aggregate amount equal to 100% of the net cash proceeds of any disposition, or, to the extent the applicable net cash proceeds exceed $500,000. Notwithstanding the foregoing, if at the time of the receipt or application of such net cash proceeds no default or event of default has occurred and was continuing and the Company delivered to the Administrative Agent a certificate, executed by the Company's chief financial officer, that it intended within three hundred sixty-five days after receipt thereof to use all or part of such net cash proceeds either to purchase assets used in the ordinary course of business of the Company and its subsidiaries or to make capital expenditures, the Company could use all or part of such net cash proceeds in the manner set forth in such certificate; provided, however, that, (A) any such net cash proceeds not so used within the period set forth in such certificate would have, on the first business day immediately following such period, be applied as a prepayment and (B) any assets so acquired would have been subject to the security interests under the collateral documents in the same priority (subject to permitted liens) as the assets subject to such disposition or involuntary disposition.

The Company agreed with CIT to subordinate its management fee receivable pursuant to management agreements established with the Company's managed entities, which have stand-alone credit facilities with CIT Healthcare LLC, to the claims of CIT in the event one of these managed entities defaults under its credit facility. During 2009, these entities obtained stand-alone credit facilities from other lenders and, as of December 31, 2009, none of these entities had stand-alone credit facilities with CIT Healthcare LLC. As a result, as of December 31, 2009 and 2010, the Company's management fee receivable related to these managed entities was not subject to the subordination agreement.

Liquidity Matters

The Company's board of directors authorized an additional prepayment of $5.0 million of the Company's term loan debt under the Amended Credit Agreement in January 2010. The prepayment was made on January 11, 2010. The $5.0 million voluntary prepayment, in addition to regularly scheduled principal payments in the aggregate amount of $14.5 million during 2010, brought the balance of the Company's term loan to approximately $112.3 million at December 31, 2010.

The Credit Facility requires the Company to prepay an aggregate principal amount of the loan in an amount equal to 75% of its Excess Cash Flow, as defined, for each fiscal year. Excess Cash Flow is calculated based on the Company's consolidated net income plus decreases or minus increases in net working capital plus non-cash depreciation and amortization and other non-cash charges, minus capital expenditures, certain transaction fees and expenses related to the Company's acquisition of LogistiCare and the negotiation of the Credit Facility and the Notes, principal amortization with respect to capital leases, all regularly scheduled principal payments and voluntary principal prepayments under the Credit Facility and earn out payments related to completed acquisitions permitted by the lender as more fully described in the Amended Credit Agreement. For 2009, the Company prepaid an aggregate principal amount of approximately $4.1 million representing 75% of its Excess Cash Flow. Due to the refinancing of the Company's debt subsequent to December 31, 2010, the Excess Cash Flow calculation for 2010 was not performed. Additional information regarding the Company's long-term debt refinancing is included in note 24 below.

14. Interest Rate Swap

In February 2008, the Company entered into an interest rate swap to convert a portion of its floating rate long-term debt expense to fixed rate debt expense. The purpose of this instrument was to hedge the variability of the Company's future earnings and cash flows caused by movements in interest rates applied to its floating rate long-term debt. The Company held this derivative only for the purpose of hedging such risks, not for speculation. Under the swap agreement, the Company paid 3.026% and received three-month LIBOR on a notional amount of $86.5 million through February 2010. The Company designated the interest rate swap as a cash flow hedge under ASC 815. Prior to amending the Company's Credit Agreement, the Company anticipated that it would not be in compliance with certain financial covenants as of December 31, 2008. As a result, during the first quarter of 2009, the Company's long-term debt was converted from a LIBOR Loan to a Base Rate Loan in accordance with the terms of the Credit Agreement beginning February 27, 2009 through April 1, 2009. The swap was de-designated and all changes in the fair value of the swap from the last effective date (January 31, 2009) were recognized in earnings. Additionally, the balance in other comprehensive loss at January 31, 2009 was recognized to income ratably through the maturity date of the swap in February 2010. On March 31, 2009, the swap was re-designated as a cash flow hedge under ASC 815 and beginning April 2, 2009 the Company's long-term debt was converted from a Base Rate Loan to a LIBOR Loan.

Upon the expiration of the interest rate swap discussed above, the Company entered into a new interest rate swap to convert its floating rate long-term debt to fixed rate debt effective March 11, 2010. The purpose of this instrument is to hedge the variability of the Company's future earnings and cash flows caused by movements in interest rates applied to its floating rate long-term debt. The Company holds this derivative only for the purpose of hedging such risks, not for speculation. The Company entered into the interest rate swap with a notional amount of $63.4 million that matured on December 13, 2010. Under the swap agreement, the Company received interest equivalent to one-month LIBOR and payed a fixed rate of interest of .58% with settlement occurring monthly. The Company had designated the interest rate swap as a cash flow hedge under ASC 815. Additionally, the swap's effectiveness was evaluated monthly and effective gains and losses were accumulated in other comprehensive loss until the hedged interest expense was accrued.

The fair value amounts in the consolidated balance sheet at December 31, 2009 and 2010, related to the Company's interest rate swap were as follows:

	Liability Derivatives		
	Balance Sheet Location	Fair Value of Swap Liability	
		December 31, 2009	December 31, 2010
Derivatives designated as hedging instruments under ASC 815			
Interest rate contracts	Interest rate swap	$372,408	$—
Total derivatives designated as hedging instruments under ASC 815		$372,408	$—
Total derivatives		$372,408	$—

The derivative gains and losses in the consolidated statements of operations for the years ended December 31, 2009 and 2010, related to the Company's interest rate swap were as follows:

Derivatives in ASC 815 cash flow hedging relationship	Pretax loss recognized in Other Comprehensive Income on effective portion of derivative	Pretax loss on effective portion of derivative reclassified from Accumulated Other Comprehensive Loss into Income		Ineffective portion of gain (loss) on derivative recognized in Income	
	Amount	Location	Amount	Location	Amount
Interest rate contract for the year ended:					
December 31, 2009	$(246,256)	Interest expense	$(1,610,306)	Interest expense	$(177,848)
December 31, 2010	$(148,679)	Interest expense	$ (428,962)	Interest expense	$ 1,337

Derivatives not designated as hedging instruments under ASC 815	Location of amounts recognized in income on derivative	Amount of loss recognized in income on derivative
Interest rate contract for the year ended:		
December 31, 2009	Interest expense	$(132,029)
December 31, 2010	Interest expense	$ —

Additional information regarding the Company's interest rate swap is included in notes 4 and 8 above.

15. Business Segments

The Company's operations are organized and reviewed by management along its services lines. The Company operates in two reportable segments: Social Services and NET Services. The Company operates these reportable segments as separate divisions and differentiates the segments based on the nature of the services they offer. The following describes each of the Company's segments and its corporate services area.

Social Services. Social Services includes government sponsored social services consisting of home and community based counseling, foster care and not-for-profit management services. Through Social Services the Company provides services to a common customer group, principally individuals and families. All of the operating entities within Social Services follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. The Company manages the activities of Social Services by actual to budget comparisons within each operating entity rather than by comparison between entities. The Company's budget related to Social Services is prepared on an entity-by-entity basis which represents the aggregation of individual location operating budgets within each Social Services entity and is comprised of:

- Payer specific revenue streams based upon contracted amounts;
- Payroll and related employee expenses by position corresponding to the contracted revenue streams; and
- Other operating expenses such as facilities costs, employee training, mileage and communications in support of operations.

The actual operating contribution margins of the operating entities that comprise Social Services ranged from approximately 1.3% to 12.3% for the year ended December 31, 2010. The Company believes that the long term operating contribution margins of the operating entities that comprise Social Services will approximate between 8% and 12% as the respective entities' markets mature, the Company cross sells its services within markets, and standardizes its operating model among entities including acquisitions.

In evaluating the financial performance and economic characteristics of Social Services, the Company's chief operating decision maker regularly reviews the following types of financial and non-financial information for each operating entity within Social Services:

- Consolidated financial statements;
- Separate condensed financial statements for each individual operating entity versus their budget;
- Monthly non-financial statistical information;
- Productivity reports; and
- Payroll reports.

While the Company's chief operating decision maker evaluates performance in comparison to budget based on the operating results of the individual operating entities within Social Services, the operating entities are aggregated into one reporting segment for financial reporting purposes because the Company believes that the operating entities exhibit similar long term financial performance. In conjunction with the financial performance trends, the Company believes the similar qualitative characteristics of the operating entities it aggregates within Social Services and budgetary constraints of the Company's payers in each market provide a foundation to conclude that the entities that the Company aggregates within Social Services have similar economic characteristics. Thus, the Company believes the economic characteristics of its operating entities within Social Services meet the criteria for aggregation into a single reporting segment under ASC Topic 280, "*Segment Reporting*".

NET Services. NET Services includes managing the delivery of non-emergency transportation services. The Company operates NET Services as a separate division of the Company with operational management and service offerings distinct from the Company's Social Services operating segment. Financial and operating performance reporting is conducted at a contract level and reviewed weekly at both the operating entity level as well as the corporate level by the Company's chief operating decision maker. Gross margin performance of individual contracts is consolidated under the associated operating entity and direct general and administrative expenses are allocated to the operating entity.

Corporate. Corporate includes corporate accounting and finance, information technology, business development, compliance, marketing, internal audit, employee training, legal and various other overhead costs, all of which are directly allocated to the operating segments.

Segment asset disclosures include property and equipment and other intangible assets. The accounting policies of the Company's segments are the same as those of the consolidated Company. The Company evaluates performance based on operating income. Operating income is revenue less operating expenses (including client service expense, cost of non-emergency transportation services, general and administrative expense and depreciation and amortization) but is not affected by other income/expense or by income taxes. Other income/expense consists principally of interest expense and interest income. In calculating operating income for each segment, general and administrative expenses incurred at the corporate level are allocated to each segment based upon their relative direct expense levels excluding costs for purchased services. All intercompany transactions have been eliminated.

The following table sets forth certain financial information attributable to the Company's business segments for the years ended December 31, 2008, 2009 and 2010. In addition, none of the segments have significant non-cash items other than depreciation, amortization and asset impairment charges in reported income.

	For the year ended December 31, 2008			
	Social Services(c)(d)	**NET Services(e)**	**Corporate(a)(b)**	**Consolidated Total**
Revenues	$310,529,499	$381,106,735	$ 34,036	$ 691,670,270
Depreciation and amortization	$ 5,534,242	$ 7,187,252	$ —	$ 12,721,494
Operating income (loss)	$ (50,975,738)	$ (98,374,986)	$ 34,036	$(149,316,688)
Net interest expense (income)	$ (506,992)	$ 19,106,519	$ —	$ 18,599,527
Total assets	$153,891,688	$204,847,944	$ 6,923,601	$ 365,663,233
Capital expenditures	$ 1,470,170	$ 2,487,557	$ 706,280	$ 4,664,007

	For the year ended December 31, 2009			
	Social Services(c)	**NET Services**	**Corporate(a)(b)**	**Consolidated Total**
Revenues	$340,737,952	$460,275,314	$ —	$ 801,013,266
Depreciation and amortization	$ 6,443,423	$ 6,408,684	$ —	$ 12,852,107
Operating income	$ 24,219,690	$ 29,505,372	$ —	$ 53,725,062
Net interest expense (income)	$ (178,110)	$ 20,610,507	$ —	$ 20,432,397
Total assets	$148,459,757	$219,928,437	$14,718,472	$ 383,106,666
Capital expenditures	$ 1,606,453	$ 1,621,783	$ 471,149	$ 3,699,385

	For the year ended December 31, 2010			
	Social Services(c)	**NET Services**	**Corporate(a)(b)**	**Consolidated Total**
Revenues	$341,920,631	$537,776,026	$ —	$ 879,696,657
Depreciation and amortization	$ 6,193,718	$ 6,458,309	$ —	$ 12,652,027
Operating income	$ 10,121,320	$ 47,182,031	$ —	$ 57,303,351
Net interest expense (income)	$ (190,540)	$ 16,202,388	$ —	$ 16,011,848
Total assets	$148,305,013	$204,085,367	$34,543,115	$ 386,933,495
Capital expenditures	$ 1,734,495	$ 2,968,148	$ 5,563,301	$ 10,265,944

(a) Corporate costs have been allocated to the Social Services and NET Services operating segments.

(b) Corporate assets as of December 31, 2009 and 2010 include cash totaling approximately $12.2 million and $27.0 million, property and equipment totaling approximately $1.3 million and $6.2 million, prepaid expenses of approximately $768,000 and $921,000, and other assets of approximately $403,000 and $450,000, respectively.
(c) Excludes intersegment revenues of approximately $182,000 for the years ended December 31, 2008 and 2009, and $671,000 for the year ended Decmeber 31, 2010, that have been eliminated in consolidation.
(d) Includes a non cash impairment charge to goodwill and certain intangible assets of approximately $60.7 million and $2.2 million, respectively.
(e) Includes a non cash impairment charge to goodwill and certain intangible assets of approximately $96.0 million and $11.0 million, respectively.

The following table details the Company's revenues, net income (loss) and long-lived assets by geographic location.

	For the year ended December 31, 2008		
	United States(a)(b)	Canada(a)(b)	Consolidated Total
Revenue	$ 663,712,020	$27,958,250	$ 691,670,270
Net loss	$(149,039,617)	$ (6,565,056)	$(155,604,673)
Long-lived assets	$ 199,787,519	$ 6,522,002	$ 206,309,521

	For the year ended December 31, 2009		
	United States(b)	Canada(b)	Consolidated Total
Revenue	$ 778,504,781	$22,508,485	$ 801,013,266
Net income	$ 20,572,881	$ 552,726	$ 21,125,607
Long-lived assets	$ 191,782,887	$ 7,019,591	$ 198,802,478

	For the year ended December 31, 2010		
	United States(b)	Canada(b)	Consolidated Total
Revenue	$ 857,507,678	$22,188,979	$ 879,696,657
Net income	$ 23,321,638	$ 305,005	$ 23,626,643
Long-lived assets	$ 189,961,245	$ 6,665,068	$ 196,626,313

(a) Includes a non-cash impairment charge of $163.6 million related to our domestic operations and $6.3 million related to our Canadian operations, respectively.
(b) The Social Services and NET Services operating segments, on an aggregate basis, derived approximately 14.2%, 14.2% and 12.8% of the Company's consolidated revenue from one payer for the years ended December 31, 2008, 2009 and 2010, respectively.

16. Stockholders' Equity

The Company's second amended and restated certificate of incorporation provides that the Company's authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

During the year ended December 31, 2010, the Company granted a total of 437,711 ten-year options under the 2006 Long-Term Incentive Plan ("2006 Plan") to purchase the Company's common stock at exercise prices equal to the market value of the Company's common stock on the date of grant. The options were granted to non-employee directors of its board of directors, executive officers and certain key employees. The option exercise price for all options granted ranged from $15.73 to $17.35 and the options vest in three equal installments on the first, second and third anniversaries of the date of grant. The weighted-average fair value of the options granted during the year ended December 31, 2010 totaled $12.23 per share.

The Company granted a total of 74,101 shares of restricted stock to non-employee directors of its board of directors and executive officers during the year ended December 31, 2010. The awards vests in three equal installments on the first, second and third anniversaries of the date of grant. The weighted-average fair value of these awards totaled $16.88 per share.

During the year ended December 31, 2010, the Company issued 56,331 shares of its common stock in connection with the exercise of employee stock options under the 2006 Plan. In addition, during the year ended December 31, 2010, the Company issued 1,429 shares of its common stock in connection with the exercise of employee stock options under the Company's 1997 Stock Option and Incentive Plan ("1997 Plan"). The Company also issued 666 shares of its common stock to a non-employee director upon the vesting of certain restricted stock awards granted in 2009 under the Company's 2006 Plan.

At December 31, 2009 and 2010, there were 13,521,959 and 13,580,385 shares of the Company's common stock outstanding, respectively, (including 619,768 treasury shares at December 31, 2009 and 2010) and no shares of preferred stock outstanding.

The following table reflects the total number of shares of the Company's common stock reserved for future issuance as of December 31, 2010:

Shares of common stock reserved for:	
Exercise of stock options and restricted stock awards	1,767,068
Exchangeable shares issued in connection with the acquisition of WCG that are exchangeable into shares of the Company's common stock	261,694
Convertible senior subordinated notes	2,224,320
Total shares of common stock reserved for future issuance	4,253,082

Subject to the rights specifically granted to holders of any then outstanding shares of the Company's preferred stock, the Company's common stockholders are entitled to vote together as a class on all matters submitted to a vote of the Company's stockholders and are entitled to any dividends that may be declared by the Company's board of directors. The Company's common stockholders do not have cumulative voting rights. Upon the Company's dissolution, liquidation or winding up, holders of the Company's common stock are entitled to share ratably in the Company's net assets after payment or provision for all liabilities and any preferential liquidation rights of the Company's preferred stock then outstanding. The Company's common stockholders do not have preemptive rights to purchase shares of the Company's stock. The issued and outstanding shares of the Company's common stock are not subject to any redemption provisions and are not convertible into any other shares of the Company's capital stock. The rights, preferences and privileges of holders of the Company's common stock will be subject to those of the holders of any shares of the Company's preferred stock the Company may issue in the future.

On December 9, 2008, the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock, par value $0.001 per share. The dividend was payable on December 22, 2008 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Company at a price of $15.00 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in the Preferred Stock Rights Agreement, dated December 9, 2008 (the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as Rights Agent, which provides for a stockholder rights plan.

Initially, the Rights are attached to all outstanding shares of the Company's common stock and no separate Rights certificates will be issued until the distribution date (as defined in the Rights Agreement). The Rights are not exercisable until the distribution date. The Rights will expire on December 9, 2011, unless this date is amended or unless the Rights are earlier redeemed or exchanged by the Company. In addition, the Rights Agreement also provides that the Rights among other things: (i) will not become exercisable in connection with a qualified fully financed offer for any or all of the outstanding shares of the Company' s common stock (as described in the Rights Agreement); (ii) permit each holder of a Right to receive, upon exercise, shares of the Company's common stock with a value equal to twice that of the exercise price of the Right if 20% or more of the Company's outstanding common stock is acquired by a person or group; and (iii) in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has acquired 20% or more of the Company's outstanding common stock, will allow each holder of a Right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share to be issued upon exercise of each Right are subject to adjustment under certain circumstances. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of the Company's common stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Company's outstanding common stock. The Rights however, should not interfere with any merger or other business combination approved by the Board.

Effective as of October 9, 2009, the Board unanimously approved and adopted an amendment to the Rights Agreement ("Rights Amendment No. 1"). The principal purpose of Rights Amendment No. 1 is to revise the definition of a "qualified offer" and the related process by which stockholders can request, following the Company's receipt of a "qualified offer," that a special meeting be called to redeem the Rights issued pursuant to the Rights Agreement, to be consistent with additional published guidance that was issued by a leading proxy advisory firm subsequent to the adoption by the Board of the Rights Agreement. In addition, Rights Amendment No. 1 requires that any amendment to the Rights Agreement that extends its term shall be submitted for ratification by the Company's stockholders within one year of the adoption by the Board of such an amendment.

17. Stock-Based Compensation Arrangements

The Company provides stock-based compensation under the Company's 1997 Plan, 2003 Stock Option Plan ("2003 Plan") and 2006 Plan to employees, non-employee directors, consultants and advisors. These plans have contributed significantly to the success of the Company by providing for the grant of stock-based and other incentive awards to enhance the Company's ability to attract and retain employees, directors, consultants, advisors and others who are in a position to make contributions to the success of the Company and any entity in which the Company owns, directly or indirectly, 50% or more of the outstanding capital stock as determined by aggregate voting rights or other voting interests and encourage such persons to take into account the long-term interests of the Company and its stockholders through ownership of the Company's common stock or securities with value tied to the Company's common stock. The Company, upon stockholder approval of the 2006 Plan in 2006, replaced the 1997 Plan and 2003 Plan with the 2006 Plan. While all awards outstanding under the 1997 Plan and 2003 Plan remain in effect in accordance with their terms, no additional grants or awards will be made under either plan.

To achieve the purposes of the Company's stock-based compensation program described above, the 2006 Plan allows the flexibility to grant or award stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units including restricted stock units and performance awards to eligible persons.

Stock option awards granted under the 1997 Plan, 2003 Plan and 2006 Plan were generally ten year options granted at fair market value on the date of grant with time based vesting over a period determined at the time the options were granted, ranging from one to four years (which is equal to the requisite service period) prior to the acceleration of vesting noted below. The Company does not intend to pay dividends on unexercised options. New shares of the Company's common stock are issued when the options are exercised.

The following table summarizes the activity under the 1997 Plan, 2003 Plan and 2006 Plan as of December 31, 2010:

	Number of shares of the Company's common stock authorized for issuance	Number of shares of the Company's common stock remaining available for future grants	Number of shares of the Company's common stock subject to	
			Options	Stock Grants
1997 Plan	428,572	—	8,176	—
2003 Plan	1,400,000	—	701,366	—
2006 Plan	2,900,000(1)	644,183	982,091	75,435
Total	4,728,572	644,183	1,691,633	75,435

(1) On May 20, 2010, the Company's stockholders approved an amendment to the 2006 Plan to increase the number of shares of the Company's common stock authorized for issuance under the 2006 Plan by 1,100,000 shares from 1,800,000 shares to 2,900,000 shares.

The Company chose to follow the short-cut method prescribed by ASC 718 to calculate its pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718 ("APIC pool"). There was no effect on the Company's financial results for 2008, 2009 or 2010 related to the application of the short-cut method to determine its APIC pool balance.

The Company calculates the fair value of stock options using the Black-Scholes-Merton option-pricing formula. Stock-based compensation expense for stock options granted prior to December 31, 2005 is not reflected in the Company's consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 as all of the outstanding stock options granted prior to December 31, 2005 were vested at December 31, 2005.

Stock-based compensation expense charged against income for stock options and stock grants awarded subsequent to December 31, 2005 (the date of acceleration of all of the then outstanding unvested stock options) for the year ended December 31, 2008 was based on the grant-date fair value adjusted for estimated forfeitures based on awards expected to vest in accordance with the provisions of ASC 718, and amounted to approximately $6.3 million (net of tax of $2.5 million). On December 30, 2008, the Compensation Committee of the Board approved, effective as of that date, the acceleration of the vesting dates of all outstanding unvested stock options and restricted stock awarded subsequent to December 31, 2005 to eligible employees, directors and consultants, including stock options and restricted stock granted to executive officers and non-employee directors, under the 2006 Plan; provided the equity holder was actively an employee, director or consultant of the Company on December 30, 2008. All other terms of the stock options and restricted stock remained the same. Stock-based compensation expense charged against income for stock options and stock grants awarded subsequent to December 30, 2008 for the years ended December 31, 2009 and 2010 was based on the grant-date fair value adjusted for estimated forfeitures based on awards expected to vest in accordance with the provisions of ASC 718 and totaled approximately $291,000 (net of tax of approximately $11,000) and $1.5 million (net of tax of approximately $156,000), respectively. ASC 718 requires forfeitures to be estimated at the time of grant and revised as necessary in subsequent periods if the actual forfeitures differ from those estimates.

For the years ended December 31, 2008, 2009 and 2010, the amount of excess tax benefits resulting from the exercise of stock options was approximately $185,000, $140,000 and $66,000, respectively. For the years ended

December 31, 2008, 2009 and 2010, the Company had tax shortfalls resulting from the exercise of stock options of approximately $1.5 million, $45,000 and $176,000, respectively. The excess tax benefits resulting from the exercise of stock options are reflected as cash flows from financing activities for the years ended December 31, 2008, 2009 and 2010 in the accompanying consolidated statements of cash flows.

Prior to the acceleration of vesting in December 2008, stock-based compensation expense was amortized over the vesting period of three to four years with approximately 32% recorded as client services expense, and 68% as general and administrative expense in the Company's consolidated statements of operations for the year ended December 31, 2008. For stock-based compensation awards granted subsequent to December 30, 2008, the associated expense is amortized over the vesting period of three years with approximately 55% and 16% recorded as client services expense, 36% and 38% as cost of non-emergency transportation services and 9% and 46% as general and administrative expense in the Company's consolidated statements of operations for the years ended December 31, 2009 and 2010, respectively.

The following table summarizes the stock option activity for the year ended December 31, 2010:

	Year ended December 31, 2010			
	Number of Shares Under Option	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at beginning of period	1,428,876	$20.84		
Granted	437,711	16.50		
Exercised	(57,760)	8.16		
Forfeited or expired	(117,194)	23.20		
Outstanding at end of period	1,691,633	$19.99	6.6	$1,941,414
Vested or expected to vest at end of period	1,662,288	$20.07	6.5	$1,898,752
Exercisable at end of period	1,164,259	$22.02	5.4	$1,384,256

The weighted-average grant-date fair value for options granted, total intrinsic value and cash received by the Company related to options exercised during the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31,		
	2008	2009	2010
Weighted-average grant date fair value	$ 6.85	$ 8.52	$ 12.23
Options exercised:			
Total intrinsic value	$488,921	$460,471	$454,088
Cash received	$469,320	$149,667	$470,888

The following table summarizes the activity of the shares and weighted-average grant date fair value of the Company's non-vested common stock during the year ended December 31, 2010:

	Shares	Weighted-average grant date fair value
Non-vested at December 31, 2009	2,000	$13.07
Granted	74,101	$16.88
Vested	(666)	$13.07
Forfeited	—	$ —
Non-vested at December 31, 2010	75,435	$16.82

Stock grants were not made prior to the approval of the 2006 Plan on May 25, 2006. The fair value of a non-vested stock grant is determined based on the closing market price of the Company's common stock on the date of grant.

As of December 31, 2010, there was approximately $5.7 million of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the 2006 Plan. The cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested was $10.0 million, $0 and $428,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The fair value of each stock option awarded during the years ended December 31, 2008, 2009 and 2010 was estimated on the date of grant using the Black-Scholes-Merton option-pricing formula and amortized over the option's vesting periods with the following assumptions:

	Year ended December 31,		
	2008	2009	2010
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	34.7%-89.3%	91.6%-95.7%	90.9%-91.2%
Risk-free interest rate	1.6%-3.5%	1.7%-2.7%	2.4%
Expected life of options (in years)	5-6	6	6

The risk-free interest rate was based on the U.S. Treasury security rate in effect as of the date of grant. The expected lives of options and the expected stock price volatility were based on the Company's historical data. Implied volatility was not considered due to the low volume of traded options on the Company's common stock.

18. Earnings (Loss) Per Share

The following table details the computation of basic and diluted earnings (loss) per share:

	Year ended December 31,		
	2008	2009	2010
Numerator:			
Net income (loss), basic	$(155,604,673)	$21,125,607	$23,626,643
Effect of Interest related to Convertible Debt	—	—	2,942,004
Net income (loss) available to common stockholders, diluted	$(155,604,673)	$21,125,607	$26,568,647
Denominator:			
Denominator for basic earnings (loss) per share—weighted-average shares	12,531,869	13,130,092	13,194,226
Effect of dilutive securities:			
Common stock options and restricted stock awards	—	81,301	91,550
Convertible Debt	—	—	1,678,740
Denominator for diluted earnings (loss) per share—adjusted weighted-average shares assumed conversion	12,531,869	13,211,393	14,964,516
Basic earnings (loss) per share	$ (12.42)	$ 1.61	$ 1.79
Diluted earnings (loss) per share	$ (12.42)	$ 1.60	$ 1.78

All potentially dilutive securities were anti-dilutive for purposes of computing diluted earnings per share for the year ended December 31, 2008 as the Company recorded a net loss available to common stockholders for this period. For the years ended December 31, 2009 and 2010, employee stock options to purchase 11 and 1,620 shares, respectively, of common stock were not included in the computation of diluted earnings per share as the exercise price of these options was greater than the average fair value of the common stock for the period and, therefore, the effect of these options would have been anti-dilutive. The effect of issuing 1,678,740 shares of common stock on an assumed conversion basis related to the Notes was not included in the computation of diluted earnings per share for the years ended December 31, 2008 and 2009 as it would have been antidilutive.

19. Leases

Capital leases

The Company has various capital leases related to office equipment. The cost of equipment under capital leases is included in the accompanying consolidated balance sheet at December 31, 2009 and 2010 as property and equipment and was approximately $75,000. Accumulated amortization of the leased vehicles and equipment at December 31, 2009 and 2010 was approximately $13,000 and $29,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense in the consolidated statement of operations for the years ended December 31, 2008, 2009 and 2010. Capital lease obligations of approximately $65,000 and $51,000 as of December 31, 2009 and 2010, respectively, are included in "Accrued expenses" and "Other long-term liabilities" in the accompanying consolidated balance sheets.

Operating leases

The Company leases many of its operating and office facilities for various terms under non-cancelable operating lease agreements. The leases expire in various years and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The operating leases provide for increases in future minimum annual rental payments based on defined increases in the Consumer Price Index, subject to certain minimum increases. Several of these lease agreements contain provisions for periods in which rent payments are reduced. The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line basis over the term of the lease. The difference between rent expense recorded and the amount paid as of December 31, 2009 and 2010 was approximately $334,000 and $521,000, respectively, and was included in "Accrued expenses" in the accompanying consolidated balance sheets. Also, the lease agreements generally require the Company to pay executory costs such as real estate taxes, insurance, and repairs.

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2010:

	Capital Leases	Operating Leases
2011	$22,789	$14,058,806
2012	20,481	9,685,721
2013	15,376	7,207,838
2014	7,068	4,630,257
2015	—	2,854,570
Thereafter	—	4,299,454
Total future minimum lease payments	65,714	$42,736,646
Less: amount representing interest	14,343	
Present value of net minimum lease payments (including current portion of $15,476)	$51,371	

Rent expense related to operating leases was approximately $15.1 million, $16.8 million and $18.7 million, for the years ended December 31, 2008, 2009 and 2010, respectively.

20. Retirement Plan

Social Services

The Company maintains qualified defined contribution plans under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), for all employees of its Social Services operating segment as well as corporate personnel. The Company, at its discretion, may make a matching contribution to the plans. The Company's contributions to the plans were approximately $375,000, $399,000 and $391,000, for the years ended December 31, 2008, 2009 and 2010, respectively.

On August 31, 2007, the Board adopted The Providence Service Corporation Deferred Compensation Plan (the "Deferred Compensation Plan") for the Company's eligible employees and independent contractors or a participating employer (as defined in the Deferred Compensation Plan). Under the Deferred Compensation Plan participants may defer all or a portion of their base salary, service bonus, performance-based compensation earned in a period of 12 months or more, commissions and, in the case of independent contractors, compensation reportable on Form 1099. As of December 31, 2010, there were seven participants in the Deferred Compensation Plan.

NET Services

The Company maintains a qualified defined contribution plan under Section 401(k) of the IRC for all employees of its NET Services operating segment. Under this plan, the Company contributes an amount equal to 25% of the first 5% of participant elective contributions. At the end of each plan year, the Company may also make a contribution on a discretionary basis on behalf of participants who have made elective contributions for the plan year. In no event will participant shares of the Company's matching contribution exceed 1.25% of participants' compensation for the plan year. For the years ended December 31, 2008, 2009 and 2010, the Company made contributions to this plan totaling approximately $107,000, $213,000 and $124,000, respectively.

The Company also maintains a 409 (A) Deferred Compensation Rabbi Trust Plan for highly compensated employees of its NET Services operating segment. This plan was put in place to compensate for the inability of highly compensated employees to take full advantage of the Company's 401(k) plan. As of December 31, 2010, there were 15 highly compensated employees who participated in this plan.

21. Income Taxes

The federal and state income tax provision (benefit) is summarized as follows:

	Year ended December 31,		
	2008	**2009**	**2010**
Federal:			
Current	$ 287,101	$ 8,325,467	$13,487,468
Deferred	(10,274,362)	2,320,618	1,201,825
	(9,987,261)	10,646,085	14,689,293
State			
Current	$ 2,199,934	$ 1,913,762	$ 2,569,947
Deferred	(4,092,234)	(274,230)	277,554
	(1,892,300)	1,639,532	2,847,501
Foreign			
Current	$ (245,018)	$ (371,785)	$ 238,129
Deferred	(186,963)	253,226	(110,063)
	(431,981)	(118,559)	128,066
Total provision (benefit) for income taxes	$(12,311,542)	$12,167,058	$17,664,860

A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31,		
	2008	2009	2010
Federal statutory rates	35%	35%	35%
Federal income tax at statutory rates	$(58,790,996)	$11,652,434	$14,452,026
Goodwill impairment	46,634,045	—	—
Change in valuation allowance	54,165	95,501	347,775
State income taxes, net of federal benefit	(1,229,995)	635,692	1,850,876
Difference between federal statutory and foreign tax rate	29,340	(33,533)	(35,607)
Stock option expense	837,047	96,380	394,606
Meals and entertainment	95,619	92,587	76,413
Other	59,233	(372,003)	578,771
Provision (benefit) for income taxes	$(12,311,542)	$12,167,058	$17,664,860
Effective income tax rate	7%	37%	43%

The Company's effective income tax rate for 2008 was significantly lower than 2009 and 2010. For 2008, approximately $133.2 million of the total goodwill impairment charge of approximately $156.7 million was not deductible for income tax purposes as the goodwill was related to the Company's acquisition of the equity interest in several businesses. As a result, the Company's effective income tax rate for 2008 decreased.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2009	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 1,579,000	$ 1,337,000
Accounts receivable allowance	1,520,000	387,000
Property and equipment depreciation	292,000	418,000
Accrued items and prepaids	2,537,000	2,216,000
Nonqualified stock options	993,000	882,000
Interest rate swap	145,000	—
Deferred Rent	132,000	549,000
Deferred Financing Costs	—	469,000
Other	94,000	287,000
	7,292,000	6,545,000
Deferred tax liabilities:		
Prepaids	876,000	1,386,000
Property and equipment depreciation	1,602,000	2,910,000
Goodwill and intangibles amortization	12,138,000	11,021,000
Other	340,000	308,000
	14,956,000	15,625,000
Net deferred tax liabilities	(7,664,000)	(9,080,000)
Less valuation allowance	(518,000)	(866,000)
Net deferred tax liabilities	$ (8,182,000)	$ (9,946,000)
Current deferred tax assets, net of $340,000 and $463,000 valuation allowance for 2009 and 2010, respectively	$ 3,558,000	$ 1,634,000
Noncurrent deferred tax liabilities, net of $178,000 and $403,000 valuation allowance for 2009 and 2010, respectively	(11,740,000)	(11,580,000)
	$ (8,182,000)	$ (9,946,000)

At December 31, 2010, the Company had approximately $192,000 of federal net operating loss carryforwards which expire in years 2017 through 2025 and $28.7 million of state net operating loss carryforwards which expire as follows:

2012	$ 1,055,266
2013	501,952
2014	239,141
2015	272,449
Thereafter	26,650,707
	$28,719,515

As a result of statutory "ownership changes" (as defined for purposes of Section 382 of the IRC), the Company's ability to utilize its federal net operating losses is restricted. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized, to the extent they are not covered by a valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net change in the total valuation allowance for the year ended December 31, 2010 was $348,000. The valuation allowance includes $17.4 million of state net operating loss carryforwards for which the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized in the ordinary course of operations. The Company will continue to assess the valuation allowance and to the extent it is determined that the valuation allowance should be adjusted an appropriate adjustment will be recorded.

The Company recognized certain excess tax benefits related to stock option plans for the years ended December 31, 2008, 2009 and 2010 in the amount of $185,000, $140,000 and $66,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in-capital and are included in "Exercise of employee stock options" in the accompanying statements of stockholders' equity and comprehensive income (loss).

The Company recognized a tax shortfall related to stock option plans for the years ended December 31, 2008, 2009 and 2010 in the amount of $1.5 million, $45,000 and $242,000, respectively. This was recorded as a reduction of deferred tax assets and a decrease to additional paid-in-capital and is included in "Exercise of employee stock options" in the accompanying statements of stockholders' equity and comprehensive income (loss).

The Company expects approximately $153,000 of the unrecognized tax benefits to be recognized during the next twelve months. The Company recognizes interest and penalties as a component of income tax expense. During the years ended December 31, 2008, 2009 and 2010, the Company recognized approximately $0, $7,000 and ($2,000), respectively, in interest and penalties. The Company had approximately $7,000 and $5,000 for the payment of penalties and interest accrued as of December 31, 2009 and 2010. A reconciliation of the liability for unrecognized income tax benefit is as follows:

	December 31,		
	2008	2009	2010
Unrecognized tax benefits, beginning of year	$ —	$169,000	$119,000
Increase (decrease) related to prior year positions	169,000	(44,000)	54,000
Increase related to current year tax positions	—	—	—
Settlements	—	(6,000)	—
Unrecognized tax benefits, end of year	$169,000	$119,000	$173,000

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was approximately $11,000 as of December 31, 2010.

The Company is subject to taxation in the United States, Canada and various state jurisdictions. The statute of limitations is generally three years for the United States, four years for Canada, and between eighteen months and four years for states. The Company is subject to the following material taxing jurisdictions: United States, Canada, California, Philadelphia and Virginia. The tax years that remain open for examination by the United States, Philadelphia and Virginia jurisdictions are years ended December 31, 2007, 2008, 2009 and 2010; the California filings that remain open to examination are years ended December 31, 2006, 2007, 2008, 2009 and 2010.

Residual United States income taxes have not been provided on undistributed earnings of the Company's foreign subsidiary. These earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes and withholding taxes payable to Canada less an adjustment for foreign tax credits. As of December 31, 2010 there were no undistributed earnings in the foreign subsidiary as it had cumulative losses.

22. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

The Company has two deferred compensation plans for management and highly compensated employees. These deferred compensation plans are unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals, which is reflected in "Other long-term liabilities" in the accompanying consolidated balance sheets, was approximately $457,000 and $655,000 at December 31, 2009 and 2010, respectively.

The Company may be obligated to pay an amount up to $650,000 to the sellers under an earn out provision pursuant to a formula specified in an asset purchase agreement dated July 1, 2009 by which the Company acquired certain assets of an entity located in California. The earn out payment as such term is defined in the asset purchase agreement, if earned, will be paid in cash. The earn out period ends on December 31, 2013. If the contingency is resolved in accordance with the related provisions of the asset purchase agreement and the additional consideration becomes distributable, the Company will record the fair value of the consideration issued as an additional cost to acquire the associated assets, which will be charged to earnings.

23. Transactions with Related Parties

Mr. Geringer, one of the Company's directors, resigned from his position as a member of the Board on April 10, 2008. Prior to his resignation the following transaction was deemed to be a related party transaction. Mr. Geringer is a holder of capital stock and the non-executive chairman of the board of Qualifacts Systems, Inc. ("Qualifacts"). Qualifacts is a specialized healthcare information technology provider that entered into a software license, maintenance and servicing agreement with the Company. This agreement became effective on March 1, 2002 and was to continue for five years. Effective January 10, 2006, a new software license, maintenance and servicing agreement between the Company and Qualifacts was signed and continues for five years. This agreement replaces the agreement which began on March 1, 2002 and may be terminated by either party without cause upon 90 days written notice and for cause immediately upon written notice. The new agreement grants the Company access to additional software functionality and licenses for additional sites. Qualifacts provided the Company services and the Company incurred expenses in the amount of approximately $245,000 for the year ended December 31, 2008 under the agreement.

Upon the Company's acquisition of Maple Services, LLC in August 2005, Mr. McCusker, the Company's chief executive officer, Mr. Deitch, the Company's chief financial officer, and Mr. Norris, the Company's chief operating officer, became members of the board of directors of the not-for-profit organization (Maple Star Colorado, Inc.) formerly managed by Maple Services, LLC. Maple Star Colorado, Inc. is a non-profit member organization governed by its board of directors and the state laws of Colorado in which it is incorporated. Maple Star Colorado, Inc. is not a federally tax exempt organization and neither the Internal Revenue Service rules governing IRC Section 501(c)(3) exempt organizations, nor any other IRC sections applicable to tax exempt organizations, apply to this organization. The Company provided management services to Maple Star Colorado, Inc. under a management agreement for consideration in the amount of approximately $509,000, $292,000 and $270,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Amounts due to the Company from Maple Star Colorado, Inc. for management services provided to it by the Company at December 31, 2009 and 2010 were approximately $281,000 and $237,000, respectively.

The Company is using a twin propeller KingAir airplane operated by Las Montanas Aviation, LLC for approved business travel purposes on an as needed basis subject to a joint operating agreement and regulated by Federal Aviation Administration Code of Federal Regulations 91:501. Las Montanas Aviation, LLC is owned by Mr. McCusker. The Company currently pays a flat fee of $9,000 per month plus incidental costs such as fuel and landing fees. For the years ended December 31, 2008, 2009 and 2010, the Company expensed amounts related to Las Montanas Aviation, LLC of approximately $76,000, $119,000 and $109,000, respectively, for use of the airplane for business travel purposes. The plane is available for use related to the Company's business only when commercial flights are not practical.

The Company operates a call center in Phoenix, Arizona. The building in which the call center is located is currently leased by the Company from VWP McDowell, LLC ("McDowell") under a five year lease that expires in 2014. Under the lease agreement, as amended, the Company may terminate the lease after the first 36 months of the lease term with a six month prior written notice. Certain members of Mr. Schwarz's (the chief executive officer of LogistiCare) immediate family have partial ownership interest in McDowell. In the aggregate these family members own approximately 13% interest in McDowell directly and indirectly through a trust. For 2009 and 2010, the Company expensed approximately $269,000 and $411,000, respectively, in lease payments to McDowell. Effective November 2009, the lease agreement was amended to provide additional office space resulting in increased rent expense for 2010 as compared to 2009. Future minimum lease payments due under the amended lease total approximately $1.6 million at December 31, 2010.

24. Subsequent Events

On March 11, 2011, the Company completed the refinancing of its Credit Facility. December 31, 2010 pro forma borrowings consist of the following:

	Actual December 31, 2010	Pro forma December 31, 2010 (Unaudited)
6.5% convertible senior subordinated notes, interest payable semi-annually beginning May 2008 with principal due May 2014	$ 70,000,000	$ 70,000,000
$30,000,000 revolving loan, LIBOR plus 6.5% through December 2012	—	—
$173,000,000 term loan, LIBOR plus 6.5% with principal and interest payable quarterly through December 2013	112,303,772	—
$40,000,000 revolving loan, LIBOR plus 2.25% to 3.00% or Base Rate plus 1.25% to 2.00% through March 2016	—	—
$100,000,000 term loan, LIBOR plus 2.25% to 3.00% or Base Rate plus 1.25% to 2.00% with principal and interest payable quarterly through March 2016	—	100,000,000
	182,303,772	170,000,000
Less current portion	18,113,512	7,500,000
	$164,190,260	$162,500,000

Actual and pro forma annual maturities of long-term obligations as of December 31, 2010 are as follows:

Year	Actual Amount	Pro forma Amount (Unaudited)
2011	$ 18,113,512	$ 7,500,000
2012	21,736,214	10,000,000
2013	72,454,046	13,750,000
2014	70,000,000	85,000,000
2015	—	18,750,000
Thereafter	—	35,000,000
Total	$182,303,772	$170,000,000

The new credit agreement provides certain covenants including financial covenants. Additionally, the Company expects to incur fees of approximately $2.9 million to refinance its long-term debt. The Company is accounting for fees related to the refinancing of its Credit Facility, as well as unamortized deferred financing fees related to the Credit Facility, under ASC 470-50 – *Debt Modifications and Extinguishments*. As both credit facilities were loan syndications, and a number of lenders participated in both credit facilities, the Company is evaluating the accounting for financing fees on a lender by lender basis. Of the total amount of deferred financing fees related to the Credit Facility as of March 11, 2011, the Company expects approximately $1.2 million will continue to be deferred and amortized and approximately $2.4 million is anticipated to be expensed in the quarter ending March 31, 2011. Of the $2.9 million of fees expected to be incurred to refinance the long-term debt, approximately $2.5 million will be deferred and amortized and approximately $400,000 is anticipated to be expensed in the quarter ending March 31, 2011.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

(a) Evaluation of disclosure controls and procedures

The Company, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (December 31, 2010) ("Disclosure Controls"). Based upon the Disclosure Controls evaluation, the principal executive officer and principal financial officer have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that (i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls

The principal executive officer and principal financial officer also conducted an evaluation of the Company's internal control over financial reporting ("Internal Control") to determine whether any changes in Internal Control occurred during the quarter ended December 31, 2010 that have materially affected or which are reasonably likely to materially affect Internal Control. Based on that evaluation, there has been no such change during the quarter ended December 31, 2010.

(c) Limitations on the Effectiveness of Controls

Control systems, no matter how well conceived and operated, are designed to provide a reasonable, but not an absolute, level of assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company conducts periodic evaluations of its internal controls to enhance, where necessary, its procedures and controls.

(d) Management's report on internal control over financial reporting

Management's report on internal control over financial reporting is presented in Part II, Item 8, of this report and is hereby incorporated by reference.

(e) Attestation report of the registered public accounting firm

The attestation report of the registered public accounting firm is presented in Part II, Item 8, of this report and is hereby incorporated by reference.

Item 9B. ***Other Information.***

On March 11, 2011, we entered into a Credit Agreement with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, SunTrust Bank, as syndication agent, Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, and other lenders party thereto with Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers. Information required by this Item regarding the aforesaid transaction is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading entitled Liquidity and capital resources—*Liquidity matters* and is incorporated herein by reference.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information required by this Item is incorporated by reference from our 2011 Proxy Statement including, but not necessarily limited to, the sections "Proposal 1—Election of Directors" and "Corporate Governance".

Code of Ethics

We have adopted a code of ethics that applies to our senior management, including our chief executive officer, chief financial officer, controller and persons performing similar functions. Copies of our code of ethics are available without charge upon written request directed to Ann Mullen, Ethics Program Manager, at The Providence Service Corporation, 64 East Broadway Blvd., Tucson, AZ, 85701.

Item 11. ***Executive Compensation.***

Information required by this Item is incorporated by reference from our 2011 Proxy Statement including, but necessarily limited to, the sections "Corporate Governance" and "Executive Compensation".

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information required by this Item is incorporated by reference from our 2011 Proxy Statement including, but not necessarily limited to, the sections "Voting Securities of Certain Beneficial Owners and Management".

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2010 with respect to our equity based compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)(2)	1,691,633	$19.99	644,183
Equity compensation plans not approved by security holders	—	—	—
Total	1,691,633	$19.99	644,183

(1) Columns (a) and (b) include 1,691,633 shares issuable upon exercise of outstanding stock options.

(2) The number of shares shown in column (c) represents the number of shares available for issuance pursuant to stock options and other stock-based awards that could be granted in the future under the 2006 Long-Term Incentive Plan, as amended. No additional stock options or other stock-based awards may be granted under the 1997 Stock Option and Incentive Plan and 2003 Stock Option Plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Information required by this Item is incorporated by reference from our 2011 Proxy Statement including, but not necessarily limited to, the section "Corporate Governance".

Item 14. ***Principal Accounting Fees and Services.***

Information required by this Item is incorporated by reference from our 2011 Proxy Statement including, but not necessarily limited to, the section "Independent Public Accountants".

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) Financial Statements

The following consolidated financial statements including footnotes are included in Item 8.

- Consolidated Balance Sheets at December 31, 2009 and 2010;
- Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010;
- Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) at December 31, 2008, 2009 and 2010; and
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010.

(2) Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

		Additions			
	Balance at beginning of period	**Charged to costs and expenses**	**Charged to other accounts**	**Deductions**	**Balance at end of period**
Year Ended December 31, 2010:					
Allowance for doubtful accounts	$2,901,391	$4,304,284	$3,471,668(1)	$5,425,112(3)	$5,252,231
Deferred tax valuation allowance	517,830	347,775	—	—	865,605
Year Ended December 31, 2009:					
Allowance for doubtful accounts	$3,433,689	$3,827,626	$3,615,325(1)	$7,975,249(3)	$2,901,391
Deferred tax valuation allowance	422,428	95,402	—	—	517,830
Year Ended December 31, 2008:					
Allowance for doubtful accounts	$2,615,681	$3,768,117	$1,635,782(2)	$4,585,891(3)	$3,433,689
Deferred tax valuation allowance	368,263	54,165	—	—	422,428

Notes:

(1) Amounts primarily include the allowance for contractual adjustments related to our non-emergency transportation services operating segment that are recorded as adjustments to non-emergency transportation services revenue as well as certain reclassifications within the "Accounts Receivable-billed" line item of the consolidated balance sheets made to conform with the current period presentation of the allowance for doubtful accounts in this schedule related to our correctional services business.

(2) Amount primarily represents the allowance for contractual adjustments related to our non-emergency transportation management services operating segment that are recorded as adjustments to non-emergency transportation services revenue.

(3) Write-offs, net of recoveries

All other schedules are omitted because they are not applicable or the required information is shown in our financial statements or the related notes thereto.

(3) Exhibits

Exhibit Number	Description
2.1(1)	Share Purchase Agreement dated as of August 1, 2007 by and between The Providence Service Corporation, 0798576 B.C. Ltd., PSC of Canada Exchange Corp., WCG International Consultants Ltd., Ian Ferguson, Elizabeth Ferguson, James Rae, Robert Skene, Walrus Holdings Ltd., Darlene Bailey, John Parker, Jenco Enterprises Ltd. and Ian Ferguson, as the sellers representative. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.)
2.2(2)	Asset Purchase Agreement dated as of October 5, 2007 by and among Children's Behavioral Health, Inc., Family & Children's Services, Inc. and Mary L. White, as shareholder. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.)
2.3(3)	Agreement and Plan of Merger, dated as of November 6, 2007, by and among The Providence Service Corporation, Charter LCI Corporation, CLCI Agent, LLC, as Stockholders' Representative, and PRSC Acquisition Corporation, as amended. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); The Providence Service Corporation agrees to furnish supplementally a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.)
3.1(4)	Second Amended and Restated Certificate of Incorporation of The Providence Service Corporation, including Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on December 10, 2008.
3.2(5)	Amended and Restated Bylaws of The Providence Service Corporation, effective March 10, 2010.
4.1(6)	Convertible Senior Subordinated Note Indenture, dated November 13, 2007, between The Providence Service Corporation and The Bank of New York Trust Company, N.A., as Trustee.
4.2(7)	Form of Note (included as Exhibit A to the Indenture, listed as Exhibit 4.1 hereto).
4.3(8)	Preferred Stock Rights Agreement, dated as of December 9, 2008, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent.
4.4(9)	Amendment No. 1 to the Preferred Stock Rights Agreement, dated as of October 9, 2009, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent.
+10.1(10)	The Providence Service Corporation Stock Option and Incentive Plan, as amended.
+10.2(11)	2003 Stock Option Plan, as amended.
+10.3(12)	The Providence Service Corporation 2006 Long-Term Incentive Plan, as amended.
+10.4(13)	Providence Service Corporation Deferred Compensation Plan.
+10.5	Amended and Restated Providence Service Corporation Deferred Compensation Plan.
10.6(6)	Registration Rights Agreement, dated November 13, 2007, by and among The Providence Service Corporation and the Purchasers named therein.
10.7(14)	Credit and Guaranty Agreement, dated as of December 7, 2007, by and among The Providence Service Corporation, CIT Healthcare LLC, Bank of America, N.A. and SunTrust Bank, ING Capital LLC and Royal Bank of Canada, the other lenders party thereto and CIT Capital Securities LLC, as sole lead arranger and bookrunner.

10.8(15)	Amendment No. 1 dated as of March 11, 2009 to the Credit and Guarantee Agreement among The Providence Service Corporation, CIT Healthcare LLC, Bank of America, N.A. SunTrust Bank, ING Capital LLC and Royal Bank of Canada.
10.9	Credit Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including certain domestic subsidiaries), Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, SunTrust Bank, as syndication agent, Bank of Arizona, Alliance Bank of Arizona and Royal Bank of Canada, as co-documentation agents, the other lenders party thereto, Merrill Lynch, Pierce, Fenner, & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book managers.
10.10	Pledge Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including its subsidiaries) and Bank of America, N.A., as administrative agent.
10.11	Security Agreement, dated as of March 11, 2011, by and among The Providence Service Corporation (including its subsidiaries) and Bank of America, N.A., as administrative agent.
+10.12(16)	Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Fletcher Jay McCusker.
+10.13(4)	Amendment No. 1 dated March 13, 2009 to the Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Fletcher Jay McCusker.
+10.14(16)	Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Michael N. Deitch.
+10.15(4)	Amendment No. 1 dated March 13, 2009 to the Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Michael N. Deitch.
+10.16(16)	Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Fred D. Furman.
+10.17(4)	Amendment No. 1 dated March 13, 2009 to the Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Fred D. Furman.
+10.18(16)	Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Craig A. Norris.
+10.19(4)	Amendment No. 1 dated March 13, 2009 to the Employment Agreement dated March 22, 2007 between The Providence Service Corporation and Craig A. Norris.
+10.20(5)	Employment Agreement of Herman Schwarz dated as of November 6, 2007.
+10.21(5)	Amendment No. 1 dated January 1, 2009 to the Employment Agreement of Herman Schwarz dated as of November 6, 2007.
+10.22(5)	Amendment No. 2 dated May 19, 2009 to the Employment Agreement of Herman Schwarz dated as of November 6, 2007.
+10.23(17)	Form of Restricted Stock Agreements, as amended.
+10.24(18)	Form of Stock Option Agreements.
12.1	Statement re Computation of Ratios of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
31.1	Certification pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 of the Chief Executive Officer.

31.2 Certification pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 of the Chief Financial Officer.

32.1 Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

32.2 Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

\+ Management contract or compensatory plan or arrangement.

(1) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2007.

(2) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2007.

(3) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2007.

(4) Incorporated by reference from an exhibit to the registrant's annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 30, 2009.

(5) Incorporated by reference from an exhibit to the registrant's annual report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 12, 2010.

(6) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2007.

(7) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2007.

(8) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2008.

(9) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2009.

(10) Incorporated by reference from an exhibit to the registrant's registration statement on Form S-1 (Registration No. 333-106286) filed with the Securities Exchange Commission on June 19, 2003.

(11) Incorporated by reference from an exhibit to the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005.

(12) Incorporated by reference from an appendix to the registrant's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 25, 2008.

(13) Incorporated by reference from an exhibit to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on August 31, 2007.

(14) Incorporated by reference from an exhibit to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission on November 5, 2010.

(15) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2009.

(16) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2007.

(17) Incorporated by reference from an exhibit to the registrant's annual report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007.

(18) Incorporated by reference from an exhibit to the registrant's current report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PROVIDENCE SERVICE CORPORATION

By: /s/ FLETCHER JAY McCUSKER
Fletcher Jay McCusker
Chairman of the Board, Chief Executive Officer

Dated: March 11, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FLETCHER JAY McCUSKER Fletcher Jay McCusker	Chairman of the Board; Chief Executive Officer (Principal Executive Officer)	March 11, 2011
/s/ MICHAEL N. DEITCH Michael N. Deitch	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2011
/s/ TERENCE J. CRYAN Terence J. Cryan	Director	March 11, 2011
/s/ HUNTER HURST, III Hunter Hurst, III	Director	March 11, 2011
/s/ RICHARD A. KERLEY Richard A. Kerley	Director	March 11, 2011
/s/ KRISTI L. MEINTS Kristi L. Meints	Director	March 11, 2011
/s/ WARREN S. RUSTAND Warren Rustand	Director	March 11, 2011
/s/ RICHARD SINGLETON Richard Singleton	Director	March 11, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 21.1

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Providence Community Corrections, Inc. (f/k/a Camelot Care Corporation)	Delaware
Cypress Management Services, Inc.	Florida
Family Preservation Services, Inc.	Virginia
Family Preservation Services of Florida, Inc.	Florida
Family Preservation Services of North Carolina, Inc.	North Carolina
Family Preservation Services of West Virginia, Inc.	West Virginia
Providence of Arizona, Inc.	Arizona
Providence Service Corporation of Delaware	Delaware
Providence Service Corporation of Maine	Maine
Providence Service Corporation of Oklahoma	Oklahoma
Providence Service Corporation of Texas	Texas
Rio Grande Management Company, LLC	Arizona
Family Preservation Services of Washington DC, Inc.	Dist. of Columbia
Dockside Services, Inc.	Indiana
Providence Community Services, Inc. (f/k/a Pottsville Behavioral Counseling Group, Inc.)	Pennsylvania
Providence Community Services, LLC	California
College Community Services	California
Choices Group, Inc.	Delaware
Providence Management Corporation of Florida	Florida
Providence Service Corporation of New Jersey, Inc.	New Jersey
Social Services Providers Captive Insurance Co.	Arizona
Drawbridges Counseling Services, LLC	Kentucky
Oasis Comprehensive Foster Care, LLC	Kentucky
Children's Behavioral Health, Inc.	Pennsylvania
Maple Star Nevada	Nevada
Transitional Family Services, Inc.	Georgia
AlphaCare Resources, Inc.	Georgia
Family-Based Strategies, Inc.	Delaware
A to Z In-Home Tutoring, LLC	Nevada
W. D. Management, LLC	Missouri
0798576 B.C. LTD	British Columbia, Canada
PSC of Canada Exchange Corp.	British Columbia, Canada
Camelot Care Centers, Inc.	Illinois
Family & Children's Services, Inc.	Pennsylvania
Health Trans, Inc.	Delaware
LogistiCare Solutions, LLC	Delaware
Provado Technologies, LLC	Florida
Provado Insurance Service, Inc.	South Carolina
Providence Service Corporation of Alabama	Alabama
Red Top Transportation, Inc.	Florida
WCG International Consultants Ltd.	British Columbia, Canada

Name of Subsidiary	State or Other Jurisdiction of Incorporation
AmericanWork, Inc.	Delaware
LogistiCare Solutions Independent Practice Association, LLC	New York
Maple Star Washington, Inc.	Washington
Ride Plus LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Providence Service Corporation:

We consent to the incorporation by reference in registration statement Nos. 333-166978, 333-151079, 333-112586, 333-117974, 333-127852, 333-135126, and 333-145843 on Form S-8 and registration statement No. 333-148092 on Form S-3 of The Providence Service Corporation (the Company) of our reports dated March 11, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Phoenix, Arizona
March 11, 2011

Exhibit 31.1

CERTIFICATIONS

I, Fletcher Jay McCusker, certify that:

1. I have reviewed this annual report on Form 10-K of The Providence Service Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ Fletcher J. McCusker

Fletcher J. McCusker
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Michael N. Deitch, certify that:

1. I have reviewed this annual report on Form 10-K of The Providence Service Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ Michael N. Deitch

Michael N. Deitch
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

THE PROVIDENCE SERVICE CORPORATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of The Providence Service Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the year ended December 31, 2010 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2011

/s/ FLETCHER J. MCCUSKER

Fletcher J. McCusker
Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

THE PROVIDENCE SERVICE CORPORATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of The Providence Service Corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the year ended December 31, 2010 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2011

/s/ MICHAEL N. DEITCH

Michael N. Deitch
Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

corporate information

Board of Directors

Terence J. Cryan [1,2,3]

Co-founder and Managing Director
Concert Energy Partners LLC

Hunter Hurst III [1,2,3]

Retired Director
National Center for Juvenile Justice

Richard A. Kerley [1,2,3]

Chief Financial Officer
Peter Piper, Inc.

Fletcher J. McCusker

Chairman, Chief Executive Officer
Providence Service Corporation

Kristi L. Meints [1,2,3]

Retired Chief Financial Officer
Chicago Systems Group

Warren S. Rustand *(Lead Director)*

Managing Partner
SC Capital Partners, LLC

Richard Singleton [1,2,3]

Retired Superintendent
Boys School for the Dept. of
Juvenile Justice, State of Florida

1 Nominating and Corporate Governance Committee

2 Audit Committee

3 Compensation Committee

Company Headquarters

Providence Service Corporation
64 East Broadway Boulevard
Tucson, AZ 85701
Phone: 520-747-6600/800-747-6950
Fax: 520-747-6605
Web: www.provcorp.com

Corporate Officers

Fletcher J. McCusker

Chairman, Chief Executive Officer

Michael N. Deitch

Chief Financial Officer

Craig A. Norris

Chief Operating Officer

Fred D. Furman

Executive Vice President,
General Counsel

Herman M. Schwarz

Chief Executive Officer,
LogistiCare

Leamon A. Crooms III

Chief Strategy Officer

Investor Relations

The investing public, securities analysts and stockholders seeking information about the Company should visit the Investor Information section of our corporate website at www.provcorp.com, or contact Investor Relations at either the Company's corporate headquarters or via e-mail at irinfo@provcorp.com.

Common Stock

The Company's Common Stock is traded on The NASDAQ Stock Market LLC's Global Select Market under the symbol "PRSC."

Independent Registered Public Accounting Firm

KPMG LLP

Legal Counsel

Blank Rome LLP
405 Lexington Avenue
New York, NY 10174

Transfer Agent

Computershare Investor
Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Phone: 404-588-3654/800-568-3476

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Safe Harbor

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "demonstrate," "expect," "estimate," "anticipate," "may," "should" and "likely" and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These factors include, but are not limited to the global credit crisis, capital market conditions, and other risks detailed in Providence's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Providence is under no obligation to (and expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.



providence service corporation

64 east broadway boulevard
tucson, az 85701
ph: 520-747-6600
www.provcorp.com


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6 trees preserved for the future	**1,708 gallons** water/wastewater flow saved	**316 lbs.** solid waste not generated	**1,072 lbs.** air emissions not generated	**3 million** btus of energy not consumed

This is a greener annual report. By producing our report in this manner, Providence Service Corporation reduces its impact on the environment in the ways listed above.